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UNITED STATES	OMB Number: 3235-0518
SECURITIES AND EXCHANGE COMMISSION	Expires: September 30, 2017 Estimated average burden
Washington, D.C. 20549	hours per response 0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

BitGold Inc.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Ontario

(Jurisdiction of Subject Company’s Incorporation or Organization)

BitGold Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Joseph P. Galda, Esq., 323 Pine Street, Suite 702, Easton, PA 18042, 215-815-1534
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.  Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507. SEC 2560 (12-08) Persons who respond to  the  collection  of  information  contained in  this  form  are  not  required  to  respond  unless  the  form  displays a  currently  valid  OMB  control  number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Management Information Circular

(b)	Form of Proxy

Item 2. Informational Legends

See Management Information Circular

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III - CONSENT TO SERVICE OF PROCESS

Form F-X is being filed concurrently.

2

PART IV - SIGNATURES

(1)
Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2015	By:	/s/ Daniel Crandall
Daniel Crandall
Chief Financial Officer

3

Exhibit (a)

JOINT MANAGEMENT INFORMATION CIRCULAR

LOMA VISTA CAPITAL INC.

AND

BITGOLD INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

LOMA VISTA CAPITAL INC.

TO BE HELD ON MARCH 16, 2015

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

BITGOLD INC.

TO BE HELD ON MARCH 16, 2015

TO CONSIDER (AMONG OTHER MATTERS) THE AMALGAMATION OF

LOMA VISTA CAPITAL INC.

AND

BITGOLD INC.

FEBRUARY 23, 2015

LOMA VISTA CAPITAL INC.
390 Bay Street, Suite 806
Toronto, Ontario M5H 2Y2
February 23, 2015

Dear Shareholder:

In an effort to maximize value to shareholders, management of Loma Vista Capital Inc. (“Loma Vista”) seeks your approval of a proposed amalgamation (the “Amalgamation”) with BitGold Inc. (“BitGold”) to continue as an amalgamated corporation (“Amalco”) under the name BitGold Inc.
BitGold is a development stage Internet Technology and Money Service Business that aims to help people around the world acquire, store, and spend gold with unprecedented simplicity. BitGold is a globally-scalable platform built to service customers through the Internet. The BitGold operating platform provides innovative solutions to the challenge of transacting with fully allocated and securely vaulted gold. Through the use of proprietary software technology, BitGold is establishing a business to reach individuals and commercial users around the world with a service to acquire, store and spend fully reserved-gold bullion securely and efficiently; providing the first global gold-vault service with payments infrastructure in an “online banking” like environment.

The BitGold operating platform permits users to create and fund accounts through BitGold’s website (www.bitgold.com). The platform provides users a secure vault account to purchase allocated gold using a variety of electronic payment methods for broad convenience. The platform allows for physical redemptions of gold as well as transaction capability through gold to gold payments, debit card spending, merchant invoicing, or conversion to external digital-wallets. BitGold also plans to operate a network of ATMs allowing users to open accounts or deposit local currency in exchange for vaulted gold accessible for digital transactions. All physical gold acquired through the platform is owned by the customer and stored in vaults administered by The Brink’s Company and insured in conjunction with Lloyd’s of London. BitGold accounts are free and convenient to open by anyone in eligible countries as long as applicable regulatory requirements, such as Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) requirements, are met.

Upon completion of the proposed Amalgamation, initial officers of Amalco and their positions shall be: Roy Sebag, President and Chief Executive Officer; Joshua Crumb, Chief Strategy Officer; Alessandro Premoli, Chief Technology Officer; and Jason Loewe, Chief Operating Officer and Corporate Secretary. The first board of directors of Amalco will consist of Roy Sebag, Joshua D. Crumb, Dennis H. Peterson, and James G. Eaton.

Completion of the transaction is subject to a number of conditions, including but not limited to, shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.
The directors of Loma Vista unanimously support the Amalgamation on the basis that is fair to and in the best interests of its shareholders, and look forward to Loma Vista’s new direction.

BY ORDER OF THE BOARD OF DIRECTORS OF
LOMA VISTA CAPITAL INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer, Secretary and Director

BITGOLD INC.
334 Adelaide St. West, 3rd Floor
Toronto, Ontario M5V 1R4
February 23, 2015

Dear Shareholder:

In an effort to maximize value to shareholders, management of BitGold Inc. (“BitGold”) seeks your approval of a proposed amalgamation (the “Amalgamation”) with Loma Vista Capital Inc. (“Loma Vista”) to continue as an amalgamated corporation (“Amalco”) under the name BitGold Inc.
BitGold wishes to amalgamate with a company that is recognized as a “reporting issuer” under the provisions of the Securities Act (Ontario) in order to complete a going public transaction and seek a listing on a Canadian stock exchange. Loma Vista is a “reporting issuer” under the provisions of the Securities Act (Ontario), and thereby meets this requirement. The common shares of Loma Vista are currently listed on the Canadian Stock Exchange. In conjunction with the Amalgamation, Loma Vista has submitted an initial listing application to the TSX Venture Exchange in respect of the listing of the common shares of Amalco upon completion of the Amalgamation. Conditional approval of the listing application has not yet been granted. The Amalgamation will afford Canadian resident shareholders of each of BitGold and Loma Vista the opportunity to convert their shares into common shares of Amalco on a tax-free basis.

Upon completion of the proposed Amalgamation, initial officers of Amalco and their positions shall be: Roy Sebag, President and Chief Executive Officer; Joshua Crumb, Chief Strategy Officer; Alessandro Premoli, Chief Technology Officer; and Jason Loewe, Chief Operating Officer and Corporate Secretary. The first board of directors of Amalco will consist of Roy Sebag, Joshua D. Crumb, Dennis H. Peterson, and James G. Eaton.

Completion of the transaction is subject to a number of conditions, including but not limited to, shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.
The directors of Loma Vista unanimously support the Amalgamation on the basis that is fair to and in the best interests of its shareholders, and look forward to Loma Vista’s new direction.

BY ORDER OF THE BOARD OF DIRECTORS OF
BITGOLD INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer and Director

LOMA VISTA CAPITAL INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “Loma Vista Meeting”) of the holders (the “Loma Vista Shareholders”) of common shares (“Loma Vista Shares”) of Loma Vista Capital Inc. (“Loma Vista”) will be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 10:30 a.m. (Toronto time) on Monday, March 16, 2015, for the following purposes, as more particularly described in the enclosed joint management information circular (the “Circular”) of BitGold Inc. (“BitGold”) and Loma Vista:

1.	to receive the audited financial statements of Loma Vista for the fiscal year ended September 30, 2014, and the auditor’s report thereon;
2.	to elect three directors of Loma Vista for the ensuing year;
3.	to appoint McGovern Hurley Cunningham LLP as the auditors of Loma Vista for the ensuing year and to authorize the directors to fix their remuneration;
4.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Continuance Resolution”) approving the continuance of Loma Vista under the Canada Business Corporations Act (the “CBCA”);

5.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the text of which is attached as Schedule “A” to the Circular) (the “Amalgamation Resolution”) authorizing and approving the amalgamation of BitGold Inc. and Loma Vista (the “Amalgamation”) substantially on the terms and conditions set forth in the Amalgamation Agreement (as defined in the Circular);

6.
to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Amalco Option Plan (as defined in the Circular) by the directors of Amalco (as defined in the Circular) pursuant to which the directors of Amalco may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Amalco to a maximum of 10% of the issued and outstanding Amalco Shares (as defined in the Circular) at the time of grant, subject to regulatory approvals;

7.	to transact such other business as may properly come before the Loma Vista Meeting or any adjournments or postponements thereof.

The election of directors, appointment of auditors, and resolution approving the Amalco Option Plan must each be approved by a majority of the votes cast by Loma Vista Shareholders present in person or represented by proxy at the Meeting.

The Continuance Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Loma Vista Shareholders present in person or represented by proxy at the Loma Vista Meeting.

The Amalgamation is a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As a result, the Amalgamation Resolution must be approved by: (i) special resolution (affirmative vote of at least two-thirds (66 2/3%) of the votes cast thereon), and (ii) a majority of the votes cast on the Amalgamation Resolution excluding votes cast by certain directors, senior officers and principal securityholders of Loma Vista, as the case may be, pursuant to MI 61-101. The details of these matters, including the text of the respective resolutions referenced above, are set forth in the Circular, which is incorporated into and is expressly made a part of this notice of meeting.

The record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Loma Vista Meeting is January 23, 2015. Only Loma Vista Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Loma Vista Meeting.

A Loma Vista Shareholder may attend the Loma Vista Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Loma Vista Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Loma Vista Meeting. To be effective, the enclosed proxy must be received by CAPITAL TRANSFER AGENCY INC. at 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1, Fax Number: (416) 350-5008, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time of the Loma Vista Meeting or, any adjournment thereof, or may be accepted by the chairman of the Loma Vista Meeting prior to commencement of the Loma Vista Meeting.

The instrument appointing a proxy must be in writing and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The individuals named in the enclosed form of proxy are directors and/or officers of Loma Vista. Each Loma Vista Shareholder has the right to appoint a proxyholder other than such individuals, who need not be a Loma Vista Shareholder, to attend and to act for and on behalf of such Loma Vista Shareholder at the Loma Vista Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Loma Vista Shareholder’s appointee should be legibly printed in the blank space provided

Pursuant to section 185 of the Business Corporations Act (Ontario) (the “OBCA”), a registered Loma Vista Shareholder is entitled to dissent in respect of the Continuance Resolution described in the Circular. If the Continuance is completed, dissenting shareholders who have complied with the dissent procedures under section 185 of the OBCA will be entitled to be paid the fair value of their Loma Vista Shares. This right is summarized in the Circular under “The Amalgamation – Dissent Rights” and is set forth in its entirety in Schedule “G” of the Circular. Failure to strictly comply with the requirements set forth in section 185 of the OBCA may result in the loss of any right of dissent.

Pursuant to section 190 of the Canada Business Corporations Act (the “CBCA”), a registered Loma Vista Shareholder is entitled to dissent in respect of the Amalgamation Resolution described in the Circular. If the Amalgamation is completed, dissenting shareholders who have complied with the dissent procedures under section 190 of the CBCA will be entitled to be paid the fair value of their Loma Vista Shares. This right is summarized in the Circular under “The Amalgamation – Dissent Rights” and is set forth in its entirety in Schedule “G” of the Circular. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA may result in the loss of any right of dissent.

DATED this 23rd day of February, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF
LOMA VISTA CAPITAL INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer, Secretary and Director

BITGOLD INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “BitGold Meeting”) of the holders (the “BitGold Shareholders”) of common shares (“BitGold Shares”) of BitGold Inc. (“BitGold”) will be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 11:00 a.m. (Toronto time) on Monday, March 16, 2015, for the following purposes, as more particularly described in the enclosed joint management information circular (the “Circular”) of BitGold and Loma Vista Capital Inc. (“Loma Vista”):

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the text of which is attached as Schedule “A” to the Circular) (the “Amalgamation Resolution”) authorizing and approving the amalgamation of BitGold and Loma Vista (the “Amalgamation”) substantially on the terms and conditions set forth in the Amalgamation Agreement (as defined in the Circular) and the adoption of the Amalco Option Plan (as defined in the Circular) by the directors of Amalco (as defined in the Circular), all as more particularly described in the Circular;

2.
to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Amalco Option Plan (as defined in the Circular) by the directors of Amalco (as defined in the Circular) pursuant to which the directors of Amalco may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Amalco to a maximum of 10% of the issued and outstanding Amalco Shares (as defined in the Circular) at the time of grant, subject to regulatory approvals as more fully set out in the Circular;

3.	to transact such other business as may properly come before the BitGold Meeting or any adjournments or postponements thereof.

The Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the BitGold Meeting. The resolution approving the Amalco Option Plan must be approved by a majority of the votes cast by Loma Vista Shareholders present in person or represented by proxy at the Meeting. The details of these matters, including the text of the respective resolutions referenced above, are set forth in the Circular, which is incorporated into and is expressly made a part of this notice of meeting.
The record date for the determination of shareholders entitled to receive notice of and to vote at the BitGold Meeting is January 23, 2015 (the “Record Date”). Only BitGold Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the BitGold Meeting.

A BitGold Shareholder may attend the BitGold Meeting in person or may be represented by proxy. Shareholders who are unable to attend the BitGold Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the BitGold Meeting. To be effective, the enclosed proxy must be received by CAPITAL TRANSFER AGENCY INC. at 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1, Fax Number: (416) 350-5008, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time of the BitGold Meeting or, any adjournment thereof, or may be accepted by the chairman of the BitGold Meeting prior to commencement of the BitGold Meeting.

The instrument appointing a proxy must be in writing and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The individuals named in the enclosed form of proxy are directors and/or officers of BitGold. Each BitGold Shareholder has the right to appoint a proxyholder other than such individuals, who need not be a BitGold Shareholder, to attend and to act for and on behalf of such BitGold Shareholder at the BitGold Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the BitGold Shareholder’s appointee should be legibly printed in the blank space provided

Pursuant to section 190 of the Canada Business Corporations Act (the “CBCA”), a registered BitGold Shareholder is entitled to dissent in respect of the Amalgamation Resolution described in the Circular. If the Amalgamation is completed, dissenting shareholders who have complied with the dissent procedures under section 190 of the CBCA will be entitled to be paid the fair value of their BitGold Shares. This right is summarized in the Circular under “The Amalgamation – Dissent Rights” and is set forth in its entirety in Schedule “G” of the Circular. Failure to strictly comply with the requirements set forth in section 190 of the CBCA may result in the loss of any right of dissent.

DATED this 23rd day of February, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF
BITGOLD INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer, Secretary and Director

TABLE OF CONTENTS
GLOSSARY	1
		U.S. Securities Laws	31
SUMMARY	6	Completion of the Amalgamation	31
Description of BitGold	6	Concurrent Financing	31
Description of Amalco	6	Exchange of Securities	32
The Loma Vista Meeting	7	Stock Exchange Listing	33
The BitGold Meeting	7	Escrow of Amalco Securities	33
Dissent Rights	8	Amalco Option Plan	33
Procedure for the Amalgamation to become Effective	8	Dissent Rights	34
Amalgamation Mechanics	8	Risk Factors	36
Effects of the Amalgamation	9	Canadian Federal Income Tax Consequences	37
Benefits of the Amalgamation	10	Eligibility for Investment	39
Board Approval and Recommendation	10
Risk Factors	11	LOMA VISTA MEETING MATTERS	40
Stock Exchange Listing	11	Presentation of Financial Statements	40
Interests of Certain Persons in the Amalgamation	11	Election of Directors	40
Interests of Insiders	12	Appointment of Auditors	40
Select Pro Forma Financial Information for Amalco	12	Approval of Continuance	41
Interest of Experts and Consultants	12	Approval of Amalgamation	41
		Approval of Amalco Option Plan	42
GENERAL INFORMATION	13
		BITGOLD MEETING MATTERS	43
CURRENCY AND EXCHANGE RATES	13	Approval of Amalgamation	43
		Approval of Amalco Option Plan	43
NOTICE TO SHAREHOLDERS OUTSIDE OF CANADA	13
		INFORMATION CONCERNING LOMA VISTA	45
NOTICE TO U.S. RESIDENTS	13	Corporate Structure	45
		Narrative Description of the Business	45
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	14	Financial Information and MD&A	45
AND RISKS		Description of Securities	45
		Dividend Policy	46
DOCUMENTS INCORPORATED BY REFERENCE	15	Prior Sales	46
		Previous Distributions	46
GENERAL INFORMATION RESPECTING THE MEETINGS	16	Market for Securities	46
Solicitation of Proxies	16	Principal Securityholders	47
Voting of Proxies	16	Directors and Officers	47
Voting by Registered Shareholders	16	Indebtedness of Directors and Executive Officers	49
Voting by Non-Registered/Beneficial Shareholders	17	Executive Compensation	49
Appointment of Proxy Holders	17	Securities Authorized for Issuance under Equity Compensation Plans	54
Revocation of Proxies	17	Indebtedness of Directors and Executive Officers	55
Quorum	18	Audit Committee	55
Loma Vista Voting Securities and Principal Holders Thereof	18	Statement of Corporate Governance	57
BitGold Voting Securities and Principal Holders Thereof	18	Legal Proceedings	59
		Auditor, Transfer Agent and Registrar	59
THE AMALGAMATION	19	Material Contracts	59
General	19
Purpose of the Amalgamation	19	INFORMATION CONCERNING BITGOLD	60
Principal Steps of the Amalgamation	20	Corporate Structure	60
Background to the Amalgamation	21	Intercorporate Relationships	60
Effects of Amalgamation	22	Narrative Description of the Business	60
Benefits of the Amalgamation	24	Flow of Funds to a BitGold Account	63
Interests of Certain Persons in the Amalgamation	25	Technology and Development	64
Board Approval and Recommendation	25	Sales, Marketing and Growth	65
Terms of the Amalgamation Agreement	27	Security and Transparency	66
Canadian Securities Law Matters	30	Competition	68

Operations	69	SCHEDULE “B” AMALCO OPTION PLAN	B1
Intangible Properties	70
Government Regulation and Compliance	70	SCHEDULE “C” LOMA VISTA AUDIT COMMITTEE CHARTER	C1
General Development of BitGold	71
Dividends or Distributions	72	SCHEDULE “D” BITGOLD AUDIT COMMITTEE CHARTER	D1
Financial Statements and MD&A	73
Description of Securities	73	SCHEDULE “E” FINANCIAL STATEMENTS AND MD&A OF BITGOLD	E1
Consolidated Capitalization	74
Prior Sales	75	SCHEDULE “F” PRO FORMA FINANCIAL STATEMENTS	F1
Principal Securityholders	75
Directors and Officers	75	SCHEDULE “G” SECTION 185 OF THE OBCA AND SECTION 190 OF THE CBCA	G1
Executive Compensation	77	Dissent Rights under section 185 of the OBCA	G1
Indebtedness of Directors and Executive Officers	81	Dissent Rights under section 190 of the CBCA	G6
Audit Committee	81
Statement of Corporate Governance Policies	82
Promoters	85
Legal Proceedings	85
Risk Factors	85
Auditor, Transfer Agent and Registrar	95
Material Contracts	95

INFORMATION CONCERNING AMALCO	96
Corporate Structure	96
Description of the Business of Amalco	96
Selected Pro Forma Consolidated Financial Information	96
Description of Securities	97
Pro Forma Consolidated Capitalization	97
Fully-Diluted Share Capital	98
Dividends	98
Use of Financing Proceeds	98
Principal Holders of Amalco Securities	98
Directors and Officers of Amalco	99
Executive Compensation	103
Indebtedness of Directors and Officers	103
Investor Relations Arrangements	104
Options to Purchase Securities	104
Stock Exchange Listing	104
Escrowed Securities	104
Auditor, Transfer Agent and Registrar	105

GENERAL INFORMATION	106
Interest of Certain Persons or Companies in Matters to be Acted Upon	106
Interests of Informed Persons in Material Transactions	106
Interests of Experts	106
Other Material Facts	106
Additional Information	106
Approval of the Loma Vista Board and BitGold Board	106

APPROVAL	107

SCHEDULE “A” AMALGAMATION RESOLUTIONS A	A1
Loma Vista Amalgamation Resolution	A1
BitGold Amalgamation Resolution	A1

GLOSSARY

“Amalco Agent Warrant” means a warrant entitling the holder thereof to acquire one Amalco Unit on terms and conditions identical to the terms and conditions of the BitGold Agent Warrants;

“Amalco” means the resulting company formed upon the amalgamation of Loma Vista and BitGold;

“Amalco Board” means the board of directors of Amalco;

“Amalco Option” means the options to purchase Amalco Shares issued to former holders of Loma Vista Options pursuant to the Amalgamation;

“Amalco Option Plan” means the incentive stock option plan to be adopted by the directors of Amalco and approved by the Loma Vista Shareholders and the BitGold Shareholders at the Meetings, pursuant to which the Amalco Board, or a committee thereof, may, from time to time, at their discretion, and in accordance with Applicable Exchange requirements and applicable law, grant options to directors, officers, employees, consultants and service providers of Amalco, a copy of which is set out in Schedule “B” to this Circular;

“Amalco Share” means a common share without par value in the capital of Amalco;

“Amalco Unit” means a unit of securities of Amalco comprised of one Amalco Share and one half of one Amalco Warrant;

“Amalco Warrant” means a warrant entitling the holder thereof to acquire one Amalco Share on terms and conditions identical to the terms and conditions of the BitGold Warrants.

“Amalgamation Agreement” means the amalgamation agreement dated for reference February 23, 2015, between Loma Vista and BitGold, a copy of which is available on Loma Vista’s profile on SEDAR at www.sedar.com;

“Amalgamation Resolution” means the special resolution of the Loma Vista Shareholders in respect of the Amalgamation to be considered at the Loma Vista Meeting or the special resolution of the BitGold Shareholders in respect of the Amalgamation to be considered at the BitGold Meeting (the full texts of which are set out in Schedule”A”), as the context requires, and means both such resolutions when used in the plural;

“Amalgamation” means the amalgamation of Loma Vista and BitGold pursuant to the provisions of the CBCA and the terms of the Amalgamation Agreement;

“AML” means anti-money laundering;

“Applicable Exchange” means the stock exchange upon which the Amalco Shares are to be listed upon completion of the Amalgamation;

“Articles of Amalgamation” means the articles of Amalgamation to be filed with the Director, in the form agreed to between Loma Vista and BitGold, each acting reasonably;

“Associate” shall have the meaning ascribed to such term in the Securities Act (Ontario);

“ATM” means automated teller machine;

“BBO” means best bid or best offer;

“BitGold Agent Warrant” means a warrant of BitGold issued as compensation to the agents pursuant to the Financing, each entitling the holder to acquire one BitGold Unit at a price of $0.90 per BitGold Unit for a period of 24 months from the closing date of the Financing;

“BitGold Audit Committee” means the audit committee of the BitGold Board;

“BitGold Share” means a common share without par value in the capital of BitGold;

“BitGold Shareholder” means a holder of BitGold Shares;

“BitGold Unit” means a unit of securities comprised of one BitGold Share and one-half of one BitGold Warrant;

“BitGold Warrant” means a warrant entitling the holder thereof to acquire one BitGold Share at a price of $1.35 for a period of 18 months following issuance, whereupon the BitGold Warrants will expire, provided, however, that if the volume-weighted average trading price (VWAP) of the BitGold Shares on the principal exchange upon which they trade exceeds $2.00 for 20 consecutive trading days, BitGold shall have the right to deliver notice to the warrantholders accelerating expiry of the BitGold Warrants to the date that is 30 days after delivery of such notice;

“BitGold Board” means the board of directors of BitGold;

“BitGold Meeting” means the special meeting of the shareholders of BitGold to be held on March 16, 2015, and all adjournments or postponements of such meeting;

“BitGold” means BitGold Inc., a corporation existing under the federal laws of Canada;

“Business Day” means any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the City of Toronto are required or permitted to close.

“Canadian Securities Laws” means the Securities Act (or equivalent legislation) in each of the provinces and territories of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such provinces and territories.

“CBCA” means the Canada Business Corporations Act, or its successor legislation and the regulations made thereunder;

“Certificate of Amalgamation” shall mean the Certificate of Amalgamation to be issued in respect of the Amalgamation by the Director pursuant to section 185(4) of the CBCA.

“Circular” means this joint management information circular of Loma Vista and BitGold, dated February 23, 2015;

“COMEX” means The Commodity Exchange, Inc.;

“Continuance Resolution” means the special resolution of the Loma Vista Shareholders approving the Continuance”;

“Continuance” means the continuance of Loma Vista under the CBCA;

“CRA” means the Canada Revenue Agency;

“CSE” means the Canadian Stock Exchange.

“Debentures” means the convertible debentures worth an aggregate total of $800,000 issued by BitGold on December 11, 2014, which shall, upon the occurrence of a Liquidity Event, be converted automatically into BitGold Shares at a conversion price of approximately $0.211 per BitGold Share, being a rate of 4,737 BitGold Shares per $1,000 principal amount;

“Depositary” means Capital Transfer Agency Inc. at their offices at 121 Richmond Street West, Suite 401, Toronto, Ontario M5H 2K1.

“Director” means the Director appointed under section 260 of the CBCA.

“Dissent Notice” means the written Dissent Notice sent to Loma Vista or BitGold, as applicable, by a Registered Shareholder who intends to exercise Dissent Rights;

“Dissent Procedures” means the procedures set forth in section 185 of the OBCA for the exercise of Dissent Rights in connection with the Continuance Resolution, or the procedures set forth in section 190 of the CBCA for the exercise of Dissent Rights in connection with the Amalgamation Resolution, as the context requires;

“Dissent Rights” means the right of a Registered Shareholder to dissent from the Continuance Resolution or the Amalgamation Resolution, as the context requires, and in either case to be paid the fair value of the Loma Vista Shares or BitGold Shares, as applicable, in respect of which the Dissenting Shareholder dissents, all as more particularly described in Schedule “G”;

“Dissenting Shareholder” means, as the context requires, a Loma Vista Shareholder who has validly exercised the Dissent Rights in respect of the Continuance Resolution provided to such holder under section 185 of the OBCA, or a Loma Vista Shareholder or BitGold Shareholder, as applicable, who has validly exercised the Dissent Rights in respect of the Amalgamation Resolution provided such holder under section 190 of the CBCA, and “Dissenting Shareholders” means all such shareholders when used in the plural;

“Dissenting Shares” means Loma Vista Shares or BitGold Shares, as applicable, in respect of which Dissent Rights have been validly exercised and not withdrawn by a Dissenting Shareholder;

“Effective Date” means the effective date of the Amalgamation;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Persons” means persons and entities eligible to receive grants of options pursuant to the Amalco Option Plan, including (i) directors, officers, employees and consultants of Amalco, and (ii) entities that control or are controlled by such persons;

“Escrow Agreement” means the escrow agreement to be entered into between Capital Transfer Agency Inc., as escrow agent, Amalco, and certain securityholders of Amalco;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Financing” means the brokered private placement of 7,777,777 Subscription Receipts at $0.90 per Subscription Receipt for minimum gross proceeds of approximately $7,000,000, completed on February 19, 2015;

“FINTRAC” means the Financial Transactions and Reports Analysis Centre of Canada;

“Holder” has the meaning given to such term in the Tax Act;

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board;

“Independent Committee” means the independent committee of directors of the Loma Vista Board, formed on January 28, 2015, to consider and make recommendations to the Loma Vista Board with respect to the Amalgamation;

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“KYC” means Know Your Customer;

“Letter of Transmittal” means the letter of transmittal addressed to the Depository pursuant to which holders of Loma Vista Shares and BitGold Shares shall request the issuance of that number of Amalco Shares which such holder will be entitled to receive upon completion of the Amalgamation;

“Liquidity Event” means an event triggering conversion of the Debentures, being the earlier of BitGold completing (i) the Amalgamation, or (ii) one or more equity offerings for minimum aggregate gross proceeds of $10 million at a pre-money valuation of no less than $8 million, in each case prior to the Maturity Date;

“LOI” means the letter of intent dated January 28, 2015 between Loma Vista and BitGold providing for the amalgamation of Loma Vista and BitGold;

“Loma Vista Board” means the board of directors of Loma Vista;

“Loma Vista Audit Committee” means the audit committee of the Loma Vista Board;

“Loma Vista Meeting” means the annual and special meeting of the shareholders of BitGold to be held on March 16, 2015, and all adjournments or postponements of such meeting;

“Loma Vista Options” means the 650,000 non-transferrable stock options of Loma Vista issued and outstanding pursuant to the Loma Vista Option Plan;

“Loma Vista Option Plan” means the incentive stock option plan of Loma Vista adopted December 3, 2012;

“Loma Vista Share” means a common share without par value in the capital of Loma Vista;

“Loma Vista Shareholder” means a holder of Loma Vista Shares;

“Loma Vista” means Loma Vista Capital Inc.;

“Majority of the Minority Shareholder Approval” means approval by the holders of a majority of the securities entitled to vote on a matter at a meeting of shareholders of an issuer, excluding securities that, to the knowledge of the issuer or any “interested party” (within the meaning of MI 61-101) or their respective directors or senior officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the issuer, any shareholder who is considered to be an interested party or a Related Party of an interested party, or a joint actor with any such interested party or Related Party;

“Maturity Date” means the maturity date of the Debentures, being December 15, 2015;

“Meetings” means the Loma Vista Meeting and the BitGold Meeting;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“MSSI” means Marrelli Support Services Inc.;

“NEO” of a company means a “NEO” or “named executive officer” as such term is defined in Form NI 51-102F6 – Statement of Executive Compensation of the Canadian Securities Administrators, and includes,

(a)	a Chief Executive Officer;
(b)	a Chief Financial Officer;
(c)
each of the three highly compensated executive officers of the applicable company, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the applicable company, nor acting in a similar capacity, at the end of that financial year;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“Non-Registered Shareholder” means a non-registered beneficial owner of Loma Vista or BitGold (as applicable) whose shares are held through an Intermediary;

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings of the Canadian Securities Administrators;

“NP 58-101” means National Policy 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators;

“OBCA” means the Business Corporations Act (Ontario), or its successor legislation and the regulations made thereunder;

“PCMLTFA” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or its successor legislation and the regulations made thereunder;

“person” includes a corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; an individual; and a government;

“Proposed Amendments” means all specific proposals to amend the Tax Act and the regulations thereunder which have been publicly announced by or on behalf of the Minister of Finance (Canada);

“Record Date” means the record date for the purpose of determining Shareholders entitled to receive notice of and vote at the Meetings, respectively, being January 23, 2015;

“Registered Shareholder” means each Person who is a holder of record of Loma Vista Shares or BitGold Shares at the close of business on the Record Date;

“Related Party” has the meaning given to such term in MI 61-101;

“Shareholder” means a Loma Vista Shareholder or a BitGold Shareholder, and when used in the plural, means all of the Loma Vista Shareholders and the BitGold Shareholders;

“Sprott” means Sprott Inc.;

“Stock Split” means the amendment of BitGold’s articles of incorporation to split BitGold’s then-existing common shares on the basis of 30 post-split shares for each 1 pre-split share, which occurred on December 3, 2014;

“Subscription Receipt” means a subscription receipt of BitGold, which will entitle the holder thereof, for no additional consideration, to receive one BitGold Unit immediately prior to completion of the Amalgamation;

“Tax Act” means the Income Tax Act (Canada), as amended and all regulations thereunder;

“TSX-V” means the TSX Venture Exchange; and

“U.S. Securities Act” means the United States Securities and Exchange Act of 1933, as amended.

SUMMARY

The following is a summary of information relating to Loma Vista, BitGold, Amalco (assuming completion of the Amalgamation), and the Amalgamation contained elsewhere in this Circular. This information should be read together with the more-detailed information and financial data and statements contained elsewhere in this Circular. Shareholders are encouraged to read this Circular carefully and in its entirety. Capitalized words and terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

Description of BitGold

BitGold is a privately-owned company continued under the CBCA. BitGold is a development stage money services business. Through the use of its proprietary software, BitGold is establishing a business to reach individuals and commercial users around the world with a service to acquire, store and spend fully reserved-gold bullion securely and efficiently; providing the world’s first gold-vault service with payments infrastructure in an “online banking” like environment. The BitGold platform provides users a secure vault account to purchase allocated gold using a variety of electronic payment methods for broad convenience. The BitGold platform allows for physical redemptions of gold as well as transaction capability through gold to gold payments, debit card spending, merchant invoicing, or conversion to external digital-wallets. BitGold also plans to operate a network of ATMs allowing users to open accounts or deposit local currency in exchange for vaulted gold, which will be accessible for digital transactions. All physical gold acquired through the platform is owned by the customer, stored in vaults administered by The Brink’s Company, and insured in conjunction with Lloyd’s of London. BitGold accounts are free and convenient to open by anyone in eligible countries as long as applicable regulatory requirements such as Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) requirements are met.

As of the date of this Circular, the issued and outstanding capital of BitGold includes 23,852,952 BitGold Shares, and $800,000 in Debentures.

A description of the assets, business and operations of BitGold is presented in this Circular in the section entitled, “Information Concerning BitGold”. Copies of the audited financial statements of BitGold for the period from incorporation to December 31, 2014, and the statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for such periods, together with the auditor’s report thereon and notes thereto are set forth in in Schedule “E” to this Circular.

Description of Amalco

Amalco, the corporation resulting from the Amalgamation, will be named “BitGold Inc.” (or such other name as may be determined in the discretion of the Loma Vista Board and the BitGold Board and is acceptable to the Applicable Exchange). Amalco will be governed by the CBCA. The principal business of Amalco will be the money services business currently operated by BitGold.

See “Information About Amalco”.

Description of Loma Vista

Loma Vista is a company incorporated under the OBCA, and was previously involved in mineral exploration and development. Due to declining commodity prices for gold and precious metals and adverse capital market conditions, Loma Vista’s sole asset, an option to acquire a 100% interest in the Dorothy Lake Project, was not economically viable. On January 9, 2015, Loma Vista relinquished its option in the Dorothy Lake Project, and consequently, has no material assets or operating business.

Loma Vista is a reporting issuer in the Provinces of Alberta, British Columbia and Ontario. The Loma Vista Shares are listed for trading on the CSE under the symbol “LOV”. As of the date of this Circular, the issued and outstanding capital of Loma Vista includes 9,158,667 Loma Vista Shares, and 650,000 Loma Vista Options.

A description of the assets, business and operations of Loma Vista is presented in this Circular in the section entitled “Information Concerning Loma Vista”. Copies of (i) the unaudited financial statements of Loma Vista for the three month periods ended December 31, 2014 and 2013, together with the notes thereto, and (ii) the audited financial statements of Loma Vista for the financial years ended September 30, 2014 and 2013, which respectively comprise the statements of financial position as at such times, and the respective statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the periods then ended together with the respective auditor’s reports thereon and the respective notes thereto are available under on SEDAR at www.sedar.com under the profile page of Loma Vista, and are expressly incorporated into this Circular.

The Loma Vista Meeting

The Loma Vista Meeting will be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 10:30 a.m. (Toronto time) on Monday, March 16, 2015, for the following purposes:

1.	to receive the audited financial statements of Loma Vista for the fiscal year ended September 30, 2014, and the auditor’s report thereon;
2.	to elect three directors of Loma Vista for the ensuing year;
3.	to appoint the auditors of Loma Vista for the ensuing year and to authorize the directors to fix their remuneration;
4.	to consider authorizing and approving the Continuance;
5.	to consider authorizing and approving the Amalgamation;
6.	to consider approving the Amalco Option Plan; and
7.	to transact such other business as may properly come before the Loma Vista Meeting.

The Continuance must be approved by at least two-thirds (66 2/3%) of the votes cast by Loma Vista Shareholders present in person or represented by proxy at the Loma Vista Meeting. The Amalgamation constitutes a “business combination” for the purposes of MI 61-101. As a result, the Loma Vista Amalgamation Resolution must be approved by: (i) special resolution (affirmative vote of at least two-thirds (66 2/3%) of the votes cast thereon), and (ii) a majority of the votes cast on the Amalgamation Resolution excluding votes cast by certain directors, senior officers and principal securityholders of Loma Vista, the case may be, pursuant to MI 61-101. See “The Amalgamation – Canadian Securities Laws Matters – Multilateral Instrument 61-101”.

The Record Date for determining the Loma Vista Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on January 23, 2015.

The BitGold Meeting

The BitGold Meeting will be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 11:00 a.m. (Toronto time) on March 16, 2015, for the following purposes:

1.	to consider authorizing and approving the Amalgamation;
2.	to consider approving the Amalco Option Plan; and
3.	to transact such further and other business as may properly come before the BitGold Meeting.

The Amalgamation must be approved by at least two-thirds (66 2/3%) of the votes cast by BitGold Shareholders present in person or represented by proxy at the BitGold Meeting.

The Record Date for determining the BitGold Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on January 23, 2015.

Dissent Rights

Loma Vista Shareholders are entitled to dissent from the Continuance Resolution pursuant to the OBCA, and Loma Vista Shareholders and BitGold Shareholders are entitled to dissent from the Amalgamation Resolution pursuant to the CBCA. The statutory provisions dealing with the rights of dissent are technical and complex. Shareholders who wish to exercise their rights of dissent should seek independent legal advice. Shareholders who do not duly exercise their rights of dissent are not entitled to be paid fair value for their Loma Vista Shares or BitGold Shares and shall be deemed to have participated in the Amalgamation on the same basis as a Loma Vista Shareholder or a BitGold Shareholder who does not exercise rights of dissent and shall receive Amalco Shares on the same basis as every other Loma Vista Shareholder or BitGold Shareholder. Similarly, if Loma Vista does not complete the Continuance, or if Loma Vista and BitGold do not complete the Amalgamation, the Shareholders that exercise rights of dissent in respect of such actions will not be entitled to receive fair value for their Loma Vista Shares or BitGold Shares, as applicable.

For a description of such dissent rights, see “The Amalgamation –Dissent Rights”. Readers are encouraged to refer to the full text of the applicable Dissent Rights under the OBCA and CBCA, attached as Schedule “G”.

Procedure for the Amalgamation to become Effective

The Amalgamation is proposed to be carried out pursuant to sections 181 through 183 of the CBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1.	the Continuance must be approved by the Loma Vista Shareholders;
2.	the Amalgamation must be approved by the Loma Vista Shareholders and the BitGold Shareholders;
3.	all conditions precedent to the Amalgamation, including those set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party;
4.	the Articles of Amalgamation in the form prescribed by the CBCA must be filed with the Director; and
5.	the Director must issue the Certificate of Amalgamation.

Following completion of the Amalgamation, steps will be taken to satisfy the listing conditions of the Applicable Exchange, and to list the Amalco Shares on the Applicable Exchange.
Amalgamation Mechanics

Upon completion of the Amalgamation, Loma Vista Shareholders and BitGold Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered Loma Vista Shareholders and former registered BitGold Shareholders will be entered into the register of Amalco Shares without further act or formality.

From and after the Effective Time, certificates formerly representing Loma Vista Shares and BitGold Shares shall represent only the right to receive Amalco Shares, pursuant to the Amalgamation. The Letter of Transmittal will be used to exchange such share certificates for certificates representing Amalco Shares.

The Letter of Transmittal contains complete instructions on how BitGold Shareholders are to exchange their BitGold Share certificates. Registered BitGold Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The Letter of Transmittal, when properly completed, executed and returned to the Depositary together with the certificate or certificates representing Loma Vista Shares or BitGold Shares, and all other required documents, will enable each registered Loma Vista Shareholder and each registered BitGold Shareholder (other than Dissenting Shareholders) to obtain the certificates representing that number of Amalco Shares to which he or she is entitled under the Amalgamation.

Capital Transfer Agency Inc. will act as Depositary in respect to the Amalgamation. See “The Amalgamation – Amalgamation Mechanics” for further details.

Effects of the Amalgamation

The number of Amalco Shares that each Loma Vista Shareholder and BitGold Shareholder will receive upon completion of the Amalgamation was negotiated between management of Loma Vista and BitGold, ratified by the Independent Committee and agreed to by the Loma Vista Board and the BitGold Board, and is specifically set out in the Amalgamation Agreement.

As of the date of this Circular, Loma Vista has outstanding 9,158,667 Loma Vista Shares and 650,000 Loma Vista Options, and BitGold has outstanding 23,852,952 BitGold Shares, and $800,000 in Debentures. In connection with the Amalgamation, BitGold has completed the Financing, pursuant to which BitGold has issued 7,777,777 Subscription Receipts at an issue price of $0.90 per Subscription Receipt for gross proceeds of approximately $7,000,000, and has issued 462,346 BitGold Agent Warrants as compensation to the Agents for the Financing.

If the Amalgamation proceeds, immediately prior to the Effective Time, the Subscription Receipts will convert into 7,777,777 BitGold Shares and 3,888,888 BitGold Warrants, and the Debentures will convert into 3,789,600 BitGold Shares.

At the Effective Time, pursuant to the Amalgamation Agreement:

(a)
each Loma Vista Shareholder will receive, in exchange for each Loma Vista Shares held by such Loma Vista Shareholder, one Amalco Share, resulting in the issuance of 555,556 Amalco Shares to former Loma Vista Shareholders;

(b)
each BitGold Shareholder will receive, in exchange for each BitGold Share held by such BitGold Shareholder, one Amalco Share, resulting in the issuance of 35,420,329 Amalco Shares to former BitGold Shareholders;

(c)
each outstanding convertible security of Loma Vista will be exchanged for a comparable security of Amalco, having regard for the 16.485587 to 1 exchange ratio set forth above, resulting in the issuance of 39,428 Amalco Options; and

(d)
each outstanding convertible security of BitGold will be exchanged for a comparable convertible security of Amalco, having regard for the 1 to 1 exchange ratio set forth above, resulting in the issuance of 3,888,888 Amalco Warrants to former holders of BitGold Warrants, and 462,346 Amalco Agent Warrants to former holders of BitGold Agent Warrants.

Upon completion of the Amalgamation, assuming there are no Dissenting Shareholders, Amalco expects to have approximately 35,975,885 Amalco Shares, 3,888,888 Amalco Warrants, and 462,346 Amalco Agent Warrants issued and outstanding, as summarized in the following table:

	Issued to Former Loma Vista Securityholders	Issued to Former BitGold Securityholders	Issued to Holders of BitGold Subscription Receipts	Total
Amalco Shares(1)	555,556	27,642,552	7,777,777	35,975,885
Amalco Warrants(1)(2)	Nil	Nil	3,888,888	3,888,888
Amalco Agent Warrants(3)	N/A	462,346	N/A	462,346
Amalco Options(4)	39,428	N/A	N/A	39,428
Percentage of Amalco Shares(5)	1.5%	76.8%	21.6%	100%
Share Exchange Ratio (Amalco: Loma Vista/BitGold)	1: 16.485587	1:1	1:1	N/A

Notes:
(1) Assuming 9,158,667 Loma Vista Shares and 27,292,852 BitGold Shares (including those issuable upon conversion of the Debentures), and 7,777,777 Subscription Receipts (which will be exchanged for 7,777,777 BitGold Shares and 3,888,888 BitGold Warrants) issued and outstanding immediately prior to the Effective Time.

(2) Each Amalco Warrant will entitle the holder thereof to purchase one Amalco Share at a price of $1.35 at any time prior to the date that is 18 months from the date of issuance, subject to acceleration by Amalco in accordance with their terms. See “The Amalgamation – Concurrent Financing”.

(3) Each Amalco Agent Warrant will entitle the holder thereof to purchase one Amalco Unit at a price of $0.90 for a period of 24 months after the Effective Date, subject to acceleration by Amalco in accordance with their terms. See “The Amalgamation – Concurrent Financing”.

(4) Each Amalco Option will entitle the holder thereof to purchase one Amalco Share at a price of $2.47 until February 20, 2018. See “Information Concerning Amalco – Options to Purchase Securities”.

(5) Percentages may not add to 100% due to rounding.

The Amalgamation will constitute a “reverse take-over” of Loma Vista by BitGold pursuant to NI 51-102.

Benefits of the Amalgamation

The directors and management of Loma Vista and BitGold believe that the Amalgamation is in the best interests of Loma Vista and BitGold and their respective shareholders, and that the Amalgamation provides a number of benefits:

1.
by combining BitGold with Loma Vista, the Combined Company will be a larger company than either Loma Vista or BitGold alone and will have a larger asset base, anticipated greater financial resources and anticipated greater access to services to develop BitGold’s business;

2.
it is expected that completion of the Amalgamation will result in increased liquidity for shareholders based on the consolidated market capitalization of Amalco and the listing of the Amalco Shares on the Applicable Exchange;

3.
Amalco will have a strong board that has experience in capital markets and entrepreneurship, and a quality management and development team with complementary skills to facilitate the growth and development of BitGold’s money services business following completion of the Amalgamation.

See “The Amalgamation – Benefits of the Amalgamation”.

Board Approval and Recommendation

The Loma Vista Board and the BitGold Board have each reviewed the terms of the Amalgamation Agreement, and authorized the entry by Loma Vista and BitGold, respectively, into the Amalgamation Agreement as well as the mailing of this Circular to Shareholders. The Loma Vista Board and the BitGold Board have each unanimously determined that the Amalgamation is in the best interests of Loma Vista and BitGold, respectively, and their respective Shareholders.

Recommendation of the Loma Vista Independent Committee

Having undertaken a thorough review of, and carefully considered the Amalgamation pursuant to the terms of the Amalgamation Agreement as described in the Circular, including consulting with independent advisors, the Loma Vista Independent Committee concluded that the Continuance and the Amalgamation are fair to the securityholders of Loma Vista.

See “Loma Vista Meeting Matters – Approval of Amalgamation – Recommendation of the Independent Committee”.

Recommendation of the Loma Vista Board

After careful consideration by the Loma Vista Board of the fairness of the Amalgamation to the Loma Vista Shareholders and other factors they deemed necessary to consider, including those set out under the heading, “The Amalgamation – Amalgamation Background”, Loma Vista Board has concluded that the Continuance and the Amalgamation are in the best interests of the securityholders of Loma Vista, and unanimously recommends the Loma Vista Shareholders vote FOR the Continuance Resolution and the Amalgamation Resolution at the Loma Vista Meeting. As part of this consideration, the Loma Vista Board relied upon and adopted those factors identified by the Independent Committee as to the fairness of the Amalgamation. Each director of Loma Vista intends to vote any Loma Vista Shares owned in favour of the Amalgamation.

See “Loma Vista Meeting Matters – Approval of Amalgamation” and “Loma Vista Meeting Matters – Approval of Continuance”.

Recommendation of the BitGold Board

The BitGold Board, having considered the fairness of the Amalgamation to BitGold Shareholders and the factors they have deemed necessary to consider, including those set out under the heading “The Amalgamation – Amalgamation Background”, have concluded that the Amalgamation is in the best interests of and fair to the BitGold Shareholders and unanimously recommends the BitGold Shareholders vote FOR the Amalgamation Resolution at the BitGold Meeting. Each director of BitGold intends to vote any BitGold Shares owned in favour of the Amalgamation.

See “BitGold Meeting Matters – Approval of Amalgamation”.

Risk Factors

There are certain risk factors relating to the Amalgamation, all of which should be carefully considered by Shareholders. An investment in the Loma Vista Shares or BitGold Shares, or, after completion of the Amalgamation, the Amalco Shares, should be considered highly speculative due to the nature of the businesses of Loma Vista and BitGold.

See “The Amalgamation – Risk Factors” and “Information Concerning BitGold – Risk Factors”.

Stock Exchange Listing

The Loma Vista Shares are currently listed on the CSE under the trading symbol “LOV”. The closing trading price of the Loma Vista Shares on the CSE on January 25, 2015 (the day immediately preceding the request of Loma Vista to halt trading of the Loma Vista Shares in light of the proposed Amalgamation) was $0.08.

There is no public or published market for the BitGold Shares.

Conditional approval has been sought from the TSX-V for the Amalco Shares to be listed upon the TSX-V completion of the Amalgamation. If such approval is not received, approval will be sought from the CSE to list the Amalco Shares on the CSE. Neither the TSX-V nor the CSE has granted any such approval. Any approval issued by the Applicable Exchange will be subject to Amalco fulfilling the Applicable Exchange’s listing requirements.

Interests of Certain Persons in the Amalgamation

The Amalgamation is a transaction between non-arm’s length parties. In considering the recommendations of the Loma Vista Board and the BitGold Board with respect to the Amalgamation and related transactions, Shareholders should be aware that certain directors and senior officers of Loma Vista are also directors and senior officers of BitGold, and may have interests in the Amalgamation that may present them with actual or potential conflicts of interest in connection therewith. Roy Sebag is a director, senior officer, and control person of both Loma Vista and BitGold. Joshua Crumb is a director and a control person of Loma Vista, and a director, and former senior officer of BitGold. Daniel Crandall serves as the Chief Financial Officer of both Loma Vista and BitGold.

See “The Amalgamation – Interests of Certain Persons in the Amalgamation” and “The Amalgamation – Securities Laws Matters”.

Interests of Insiders

Insiders, promoters, and control persons of Loma Vista and BitGold and their associates and affiliates will be treated in the same manner as all other Shareholders in connection with the Amalgamation, except to the extent that such persons hold Loma Vista Options, which will be exchanged for Amalco Options. See “The Amalgamation – Effects of the Amalgamation” and “Information Concerning Amalco – Options to Purchase Securities.

The following table summarizes the shareholdings of such persons immediately before the Effective Time and after giving effect to the Amalgamation:

	BitGold Shares(1)		Loma Vista Shares(2)		Anticipated Amalco Shares(3)
	#	(%)	#	(%)	#	(%)
Roy Sebag	17,250,000	72.3%	2,483,750	27.1%	18,408,662	51.2%
Joshua Crumb	1,500,000	5.4%	2,354,750	25.7%	1,642,837	4.6%
James G. Eaton	Nil	Nil	Nil	Nil	411,200	1.1%
Daniel Crandall	Nil	0%	Nil	0%	10,000	0.03%
Notes:
(1) Calculated on a non-diluted basis, on the basis of 23,852,952 BitGold Shares issued and outstanding.

(2) Calculated on a non-diluted basis, on the basis of 9,158,667 Loma Vista Shares issued and outstanding.

(3) Calculated on a non-diluted basis, on the basis of 35,975,885 Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts.

Select Pro Forma Financial Information for Amalco

The following is a summary of certain selected consolidated pro forma financial information of Amalco after giving effect to the Amalgamation and should be read in conjunction with the unaudited interim financial statements of Loma Vista for the three months ended December 31, 2014, which are available under Loma Vista’s SEDAR profile at www.sedar.com, and the audited consolidated financial statements of BitGold for the period from August 14, 2014 to December 31, 2014 attached to this Circular as Schedule “E”. Such information is derived from and should be read in conjunction with the pro forma consolidated financial statements and the notes thereto attached to this Circular as Schedule “F”.

As at December 31, 2014 (CAD$)
Pro Forma Consolidated Balance Sheet
Cash and Equivalents	9,663,190
Current Assets	118,444
Long Term Assets	107,558
Total Assets	9,889,192

Accounts payable and accrued liabilities	137,851
Shareholders’ Equity	9,751,341
Total Liabilities and Shareholders’ Equity	9,889,192

Interest of Experts and Consultants

No person or company who is named as having prepared or certified a part of this Circular or prepared or certified a report or valuation described or included in this Circular has, or will have upon completion of the Amalgamation, any direct or indirect interest in Amalco.
NONE OF THE CSE, THE TSX-V, OR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE AMALGAMATION.

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of each of Loma Vista and BitGold for use at the Meetings and any adjournments thereof.

See “Glossary of Terms” for capitalized terms not otherwise defined in the Circular.

Except where otherwise indicated, the information contained in this Circular is as of February 23, 2015.

No person has been authorized by Loma Vista or BitGold to give any information or make any representations in connection with the matters to be considered at the Meetings other than the information contained herein, and, if given or made, any such information or representation must not be relied upon as having been authorized by Loma Vista or BitGold.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or a solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful.

Information contained in this Circular should not be construed as legal, tax or financial advice, and Loma Vista Shareholders and BitGold Shareholders are urged consult their own professional advisors in connection therewith.

The description in this Circular of the terms of the Amalgamation Agreement is merely a summary of the terms of those documents. Shareholders should refer to the full text of the Amalgamation Agreement for complete details of those documents. The Amalgamation Agreement is available on the profile of Loma Vista on SEDAR at www.sedar.com.

Neither delivery of this Circular nor any distribution of the securities referred to in this Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular. Any material change reports (excluding confidential reports) or interim financial statements filed by Loma Vista with the securities commissions or similar authorities in the province of British Columbia, Alberta, and Ontario subsequent to the date of this Circular and prior to the completion of the Amalgamation shall be deemed to be incorporated by reference in this Circular.

The Amalco Shares to be distributed in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority nor has the United States Securities and Exchange Commission or any other securities regulatory authority passed upon the accuracy or adequacy of this document, and any representation to the contrary is unlawful.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, all references to “$” or “dollars” refer to Canadian dollars, all references to “US$” refer to United States dollars, and all references to “€” refer to Euros. On February 20, 2015, the noon rate of exchange as reported by the Bank of Canada was $1.00 = US$0.80 and US$1.00 = $1.25, and $1.00 = €0.70 and €1.00 = $1.42.

NOTICE TO SHAREHOLDERS OUTSIDE OF CANADA

This Circular has been prepared in accordance with the disclosure requirements of the Province of Ontario and applicable laws of Canada, and the election of directors, appointment of auditors, Continuance, Amalgamation, and approval of the Amalco Option Plan are to be carried out in accordance with such applicable laws.

NOTICE TO U.S. RESIDENTS

The solicitation and transactions contemplated in this Circular are made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws and, accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The solicitation of proxies is not subject to the requirements of section 14(a) of the 1934 Act.

The Amalco Shares to be issued in connection with the Amalgamation have not been registered under the U.S. Securities Act, and are being issued pursuant to an exemption from registration provided thereunder. The Amalco Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Loma Vista Shares and BitGold Shares exchanged by a U.S. Securityholder under the Amalgamation were also “restricted securities”. See “The Amalgamation – U.S. Securities Laws”.

SHAREHOLDERS SHOULD BE AWARE THAT THE COMPLETION OF THE AMALGAMATION AND THE OWNERSHIP OF SECURITIES OF AMALCO RESULTING THEREFROM MAY HAVE TAX CONSEQUENCES IN THE UNITED STATES THAT ARE NOT DESCRIBED IN THIS INFORMATION CIRCULAR. SHAREHOLDERS THAT ARE SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.
The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that Loma Vista and BitGold are organized under the laws of a jurisdiction outside the United States, that all of their respective officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that substantially all of the assets of Loma Vista, BitGold, and the aforementioned persons may be located outside the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

This Circular contains or refers to certain forward-looking information. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All information, other than information regarding historical fact, that addresses activities, events or developments that Loma Vista or BitGold believes, expects or anticipates will or may occur in the future is forward-looking information. Such forward-looking information relates to, without limitation, the future performance of Loma Vista, BitGold or Amalco, the value of Loma Vista Shares, BitGold Shares or Amalco Shares, the completion of the Continuance and the Amalgamation on the terms provided herein (or at all) and the timing of same, the potential benefits of the Amalgamation, shareholder and regulatory approval of the Continuance and the Amalgamation, the composition of Amalco’s management and board of directors, information relating to the business and future activities of Loma Vista and BitGold prior to the Effective Time, and the activities of Amalco after the Effective Time, estimates relating to the amount of funds available to Amalco following the Amalgamation and the manner in which such funds will be used, the contracting by either of Loma Vista or BitGold with respect to the distribution or solicitation of proxies, intentions of nominees of management of Loma Vista and BitGold with respect to the voting of proxies, the adoption of the Amalco Option Plan, the listing of the Amalco Shares on the TSX-V, the intentions of the Amalco Board to apply to list the Amalco Shares on the CSE in the event that the listing of the Amalco Shares on the TSX-V is not approved, the distribution of meeting materials, the capitalization of Amalco and anticipated securityholdings of certain individuals following completion of the Amalgamation, and the anticipated costs relating to the Amalgamation.

Forward-looking information does not constitute historical fact but reflects the current expectations of Loma Vista and BitGold regarding future results or events based on information that is currently available. With respect to the forward-looking information contained in this Circular, Loma Vista and BitGold have made assumptions regarding, among other things, the completion of the Amalgamation. Although Loma Vista and BitGold believe that the assumptions inherent in any forward-looking information are reasonable, forward-looking information is not a guarantee of future events or performance and, accordingly, readers are cautioned not to place undue reliance on such information due to the inherent uncertainty therein.

By its nature, forward-looking information is subject to a number of inherent risks and uncertainties, both general and specific, that could cause actual results to differ materially from those suggested by the forward-looking information. Even if such results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Loma Vista and BitGold or Amalco. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: uncertainties associated with the Amalgamation, termination of the Amalgamation Agreement in certain circumstances, certain directors and officers of Loma Vista and BitGold possibly having interests in the Amalgamation that are different from other Loma Vista Shareholders and BitGold Shareholders; failure to satisfy the conditions of the Amalgamation Agreement; global economic climate; dilution; the limited operating histories of Loma Vista and BitGold; future capital needs and uncertainty of additional financing; the competitive nature of the money services industry; currency exchange risks; the need for Amalco to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Amalco and the industry; network security risks; the ability of Amalco to maintain properly working systems; theft and risk of physical harm to personnel; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance, as well as those risk factors discussed in the Circular. Risks involving Amalco that may affect results of operations, earnings and expected benefits of the Amalgamation are discussed under the heading “The Amalgamation – Risk Factors” and “Information Concerning BitGold – Risk Factors”. Although Loma Vista and BitGold have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Loma Vista and BitGold do not undertake any obligation to update or revise any forward-looking information other than as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with certain securities commissions or similar authorities in Canada. Copies of such documents are available on SEDAR at www.sedar.com.

The following documents which have been filed with certain securities commissions or similar authorities in Canada in which Loma Vista is a reporting issuer, are specifically incorporated by reference into this Circular:

1.	the Amalgamation Agreement;
2.	the audited annual financial statements of Loma Vista for the years ended September 30, 2014 and 2013;
3.	the condensed interim financial statements of Loma Vista for the three months ended December 31, 2014;
4.	MD&A of Loma Vista for the financial year ended September 30, 2014; and
5.	MD&A of Loma Vista for the three month period ended December 31, 2014.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

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GENERAL INFORMATION RESPECTING THE MEETINGS
Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Loma Vista and BitGold for use by management of Loma Vista at the Loma Vista Meeting and the BitGold Meeting, respectively. The Loma Vista Meeting will be held at held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 10:30 a.m. (Toronto time) on Monday, March 16, 2015, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders of Loma Vista, and the BitGold Meeting will be held at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 at 11:00 a.m. (Toronto time) on Monday, March, 2015, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of BitGold. It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of Loma Vista and BitGold by telephone, electronic mail, or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries, but will be reimbursed for their reasonable expenses. The cost of the solicitation of proxies will be borne by Loma Vista and BitGold, respectively.

Loma Vista and BitGold will provide proxy-related materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Loma Vista Shares and BitGold Shares registered in the names of such brokers, custodians, nominees and fiduciaries. Loma Vista and BitGold will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy-related materials to such beneficial owners of such securities.

All duly completed and executed proxies must be received by the registrar and transfer agent for Loma Vista and BitGold, Capital Transfer Agency Inc. at 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1, Fax Number: (416) 350-5008, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the applicable Meeting or any adjournments or postponements thereof.

Voting of Proxies

The Loma Vista Board and BitGold Board have fixed January 23, 2015 as the Record Date for the purpose of determining Shareholders entitled to receive notice of and vote at the Loma Vista Meeting and the BitGold Meeting, respectively.

The Loma Vista Shares or BitGold Shares represented by the accompanying form of proxy (if same is properly executed and is received at the offices of Capital Transfer Agency Inc. at the address provided herein, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the applicable Meeting or any adjournment or postponement thereof), will be voted at such Meeting and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of management will be voted in favour of all resolutions set forth in the proxy. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the applicable notice of meeting and with respect to other matters which may properly come before the Meetings. At the time of printing of this Circular, management of Loma Vista and BitGold do not know of any such amendments, variations or other matters to come before the Meetings. However, if any other matters that are not now known to management should properly come before the Meetings, the form of proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Registered Shareholders

Registered Shareholders are Shareholders who hold their Loma Vista Shares or BitGold Shares in their own name. Registered Shareholders will have received a proxy form in their own name.

Voting by Non-Registered/Beneficial Shareholders

Non-Registered Shareholders are Shareholders who do not hold their Loma Vista Shares or BitGold Shares in their own name, but rather in the name of a nominee or intermediary; this could be a bank, trust company, securities broker or other financial institution (and is known as holding in “street form”).

If you are a Non-Registered Shareholder, there are two ways you can vote the shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the applicable Meeting in accordance with Canadian Securities Laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Loma Vista Shares and BitGold Shares, as applicable, that you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the “Request for Voting Instructions” or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-Registered Shareholders who appoint themselves as proxyholders should, at the applicable Meeting, present themselves to the representative of Capital Transfer Agency Inc., or such other person as advised by the chairperson.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are officers and/or directors of Loma Vista or BitGold, as applicable. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and act for and on behalf of such Shareholder at the Meeting. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or submit another proper form of proxy and, in either case, deliver the completed proxy to Capital Transfer Agency Inc. at the address indicated above, in either case to be received not later than 11:00 a.m. on March 12, 2015, or in the event of an adjournment, not later than two Business Days preceding the day to which the Meeting is adjourned.

All shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the applicable notice of meeting in accordance with the instructions of the Shareholder as specified thereon. To be valid, a form of proxy must be executed by a Shareholder or a Shareholder’s attorney duly authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or, by a duly authorized officer or attorney.

If you have appointed a person who was designated by Loma Vista or BitGold to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Loma Vista Shares or BitGold Shares represented by such proxy will be voted IN FAVOUR OF the resolutions set out therein.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Shareholder who has given a proxy may revoke the proxy at any time prior to use by:

(i)
completing and signing a proxy bearing a later date and depositing it with Capital Transfer Agency Inc. at the address provided herein at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof;

(ii)
depositing an instrument in writing executed by such Shareholder or by his or her attorney duly authorized in writing, or, if the Shareholder is a body corporate, by a duly authorized officer or attorney, either with Capital Transfer Agency Inc. at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the chairperson of the Meeting on the day of the Meeting or any adjournment or postponement thereof; or

(iii)	in any other manner permitted by law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

A quorum will be present at the Loma Vista Meeting if there are at least two Loma Vista Shareholders entitled to vote at the Loma Vista Meeting present in person or represented by proxy. A quorum will be present at the BitGold Meeting if there are at least two BitGold Shareholders entitled to vote at present in person or represented by proxy.

Loma Vista Voting Securities and Principal Holders Thereof

The authorized share capital of Loma Vista consists of an unlimited number of Loma Vista Shares without par value. As at the date hereof, there are 9,158,667 Loma Vista Shares issued and outstanding. Each Loma Vista Share entitles the holder thereof to one vote on all matters to be acted upon at the Loma Vista Meeting.

To the knowledge of the directors and officers of Loma Vista, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Loma Vista carrying more than 10% of the voting rights attached any class of Loma Vista securities entitled to vote at the Loma Vista Meeting, other than other than as set out below:

Name of Beneficial Owner	Number of Loma Vista Shares Beneficially Owned or Controlled(1)(2)	Percentage of Loma Vista Shares Beneficially Owned or Controlled (1)(2)
Roy Sebag	2,483,750	27.1%
Joshua Crumb	2,354,750	25.7%

Notes:
(1) The information as to Loma Vista Shares beneficially owned, controlled or directed, not being within the knowledge of Loma Vista, has been obtained by Loma Vista from publicly disclosed information and/or furnished by the relevant Loma Vista Shareholder.
(2) On a non-diluted basis.

As at the date hereof, 4,838,500 Loma Vista Shares are beneficially owned, directly or indirectly, by the directors and officers of Loma Vista or their associated and affiliates as a group, which represents 52.8% of the currently issued and outstanding Loma Vista Shares on a non-diluted basis.
BitGold Voting Securities and Principal Holders Thereof

The authorized share capital of BitGold consists of an unlimited number of BitGold Shares without par value. As at the date hereof, there are 23,852,952 BitGold Shares issued and outstanding. Each BitGold Share entitles the holder thereof to one vote on all matters to be acted upon at the BitGold Meeting.

To the knowledge of the directors and officers of BitGold, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of BitGold carrying more than 10% of the voting rights attached to any class of BitGold securities entitled to vote at the BitGold Meeting, other than other than as set out below:

Name of Beneficial Owner	Number of BitGold Shares Beneficially Owned or Controlled(1)(2)	Percentage of BitGold Shares Beneficially Owned or Controlled (1)(2)
Roy Sebag	17,250,000	72.3%

Notes:
(1) The information as to BitGold Shares beneficially owned, controlled or directed, not being within the knowledge of BitGold, has been furnished to BitGold by the relevant BitGold Shareholder.

(2) On a non-diluted basis.
As at the date hereof, 18,948,000 BitGold Shares are beneficially owned, directly or indirectly, by the directors and officers of BitGold or their associated and affiliates as a group, which represents 79.4% of the currently issued and outstanding BitGold Shares on a non-diluted basis.

THE AMALGAMATION

General

The Meetings have been called for, among other things, the holders of Loma Vista Shares and BitGold Shares to consider, and, if thought advisable, to pass the Amalgamation Resolution approving the Amalgamation Agreement and the Amalgamation. The Amalgamation and the Amalgamation Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Amalgamation Agreement, a copy of which is available under Loma Vista’s profile on SEDAR at www.sedar.com.

Purpose of the Amalgamation

BitGold is a private development-stage Internet technology and money service business, focused on providing global access to gold for secure savings and transactions. Management of BitGold have determined that completion of a going-public transaction would be advisable to advance the development of BitGold’s business, and have determined that this would be most beneficially accomplished by way of amalgamation transaction with a company that is already a “reporting issuer” under Canadian securities laws.

Loma Vista is a “reporting issuer” under Canadian Securities Laws, and is listed on the CSE under the trading symbol “LOV”. Previously, Loma Vista was a mining issuer in the business of mineral resource exploration. On January 9, 2015, Loma Vista relinquished its option in the Dorothy Lake Project, which was its sole material asset. Consequently, Loma Vista’s sole business objective of identifying and evaluating assets and/or businesses with a view to acquiring a new operating business.

Management of Loma Vista and BitGold have determined that an amalgamation transaction on the terms set out in the Amalgamation Agreement would permit BitGold and Loma Vista to achieve these respective goals, and would be fair and reasonable to, and in the best interests of, Loma Vista and BitGold, respectively.

Pursuant to the Amalgamation, each BitGold Share and security convertible into BitGold Shares will be exchanged for securities of Amalco on the basis of one Amalco Share for each one BitGold Share, and each Loma Vista Share and security convertible into Loma Vista Shares will be exchanged for securities of Amalco on the basis of one Amalco Share for each 16.485587 Loma Vista Shares. Immediately following the completion of the Amalgamation, assuming there are no Dissenting Shareholders, Loma Vista Shareholders will collectively own 1.5% of the issued and outstanding Amalco Shares and BitGold Shareholders will collectively own 98.5% of the issued and outstanding Amalco Shares (in each case, calculated on a non-diluted basis). See “Information Concerning Amalco – Pro Forma Consolidated Capitalization”.

For Loma Vista, the Amalgamation constitutes a “business combination” for the purposes of MI 61-101. As a result, the Amalgamation must be approved at the Loma Vista Meeting by: (i) special resolution (affirmative vote of at least two-thirds (66 2/3%) of the votes cast thereon), and (ii) a majority of the votes cast on the Amalgamation Resolution excluding votes cast by certain directors, senior officers and principal securityholders of Loma Vista, due to the Majority of the Minority Shareholder Approval requirements under MI 61-101. See “The Amalgamation – Canadian Securities Law Matters – Multilateral Instrument 61-101” and “Loma Vista Meeting Matters – Approval of Amalgamation”. BitGold is not subject to MI 61-101, and accordingly, the Amalgamation must be approved by at least two-thirds (66 2/3%) of the votes cast by BitGold Shareholders present in person or represented by proxy at the BitGold Meeting.

If the requisite shareholder approval is obtained at each of the Meetings, and all of the conditions precedent to the completion of the Amalgamation contained in the Amalgamation Agreement have been satisfied or waived, including completion of the Continuance, the Loma Vista Board and the BitGold Board intend to file Articles of Amalgamation under the CBCA in accordance with the terms of the Amalgamation Agreement, effective on or about March 16, 2015. The CBCA provides that, upon receipt of such Articles of Amalgamation, the Director will issue the Certificate of Amalgamation, whereupon the Amalgamation will become effective.

Loma Vista Shareholders and BitGold Shareholders are entitled to dissent from the Amalgamation Resolution pursuant to the CBCA, and to be paid the fair value of their Loma Vista Shares or BitGold Shares, as the case may be, in accordance with section 190 of the CBCA. See “The Amalgamation – Dissent Rights”.

Principal Steps of the Amalgamation

The following steps are the principal steps of the Amalgamation and are qualified in their entirety by the Amalgamation Agreement which is available under Loma Vista’s profile on SEDAR at www.sedar.com. Shareholders are encouraged to read the Amalgamation Agreement in its entirety.

1.
Upon the approval of the Continuance Resolution by the Loma Vista Shareholders in accordance with the requirements of the OBCA and prior to the Effective Time, Loma Vista shall complete and file Articles of Continuance with the Director, in the prescribed form, giving effect to the Continuance.

2.
Upon the approval of the Loma Vista Amalgamation Resolution by the Loma Vista Shareholders and the BitGold Amalgamation Resolution by the BitGold Shareholders, in accordance with the requirements of MI 61-101 and the CBCA, as applicable, Loma Vista and BitGold shall jointly complete and file the articles of amalgamation with the Director, which Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco.

3.
Upon the issue of the Certificate of Amalgamation, Loma Vista and BitGold shall be amalgamated and shall continue as one corporation effective on the Effective Date under the terms and conditions prescribed in the Amalgamation Agreement.

4.	At the Effective Time and as a result of the Amalgamation,
a.	each Loma Vista Shareholder will receive one Amalco Share in exchange for each 16.485587 Loma Vista Shares held, following which all such Loma Vista Shares will be cancelled;
b.	each BitGold Shareholder will receive one Amalco Share in exchange for each BitGold Share held, following which all such BitGold Shares will be cancelled;
c.
each Loma Vista Option will be cancelled and extinguished and in consideration therefor, each holder of Loma Vista Options will receive Amalco Options to purchase the number of Amalco Shares determined by dividing the number of Loma Vista Options previously held by such holder by 16.485587, at an exercise price per Amalco Share equal to the exercise price per share of the particular Loma Vista Option multiplied by 16.485587; and

d.
each holder of BitGold Warrants and BitGold Agent Warrants will receive one comparable Amalco Warrant or Amalco Agent Warrant, as applicable, in exchange for each such BitGold Warrant and BitGold Agent Warrant held, following which all such BitGold Warrants and BitGold Agent Warrants will be cancelled.

5.
No fractional securities of Amalco shall be issued to any former holders of Loma Vista securities; in lieu of any fractional entitlement, the number of Amalco securities issued to each former holder of Loma Vista securities shall be rounded down to the next lesser whole number of Amalco securities.

6.
At the Effective Time, registered Loma Vista Shareholders and BitGold Shareholders shall become the registered holders of the Amalco Shares to which they are entitled, and the holders of share certificates representing such Loma Vista Shares and BitGold Shares may surrender such certificates to the Depositary and, upon such surrender, shall be entitled to receive and, as soon as reasonably practicable following the Effective Time, shall receive share certificates representing the number of Amalco Shares to which they are so entitled;

7.
At the Effective Time, each Loma Vista Share and BitGold Share, as applicable, held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any encumbrance, to Amalco and Amalco shall thereupon be obliged to pay the amount therefor determined and payable in accordance with article 3 of the Amalgamation Agreement, the name of such holder shall be removed from the central securities register as a Loma Vista Shareholder or BitGold Shareholder, as applicable, and such Dissenting Shareholder will cease to have any rights as a Loma Vista Shareholder or BitGold Shareholder other than the right to be paid the fair value of its Loma Vista Shares or BitGold Shares.

8.
If a Dissenting Shareholder fails to perfect or effectively withdraws its claim under section 190 of the CBCA or forfeits its right to make a claim under section 190 of the CBCA or if its rights as a Loma Vista Shareholder or BitGold Shareholder, as applicable, are otherwise reinstated, such holder’s Loma Vista Shares and BitGold Shares, as applicable, shall thereupon be deemed to have been exchanged as of the Effective Time.

9.
Upon completion of the Amalgamation, all Loma Vista Shares held by persons who were “principals” (as such term is defined in NP 46-201) of Loma Vista or BitGold immediately prior to the Amalgamation will be held in escrow.

Loma Vista has applied to list the Amalco Shares on the Applicable Exchange upon completion of the Amalgamation. The listing of the Amalco Shares will be subject to Amalco meeting the Applicable Exchange’s minimum listing requirements. There can be no assurance that the Amalco Shares will be listed on the TSX-V, the CSE, or any other stock exchange.

Background to the Amalgamation

On January 28, 2015, Loma Vista and BitGold entered into a binding letter of intent (the “LOI”) setting forth a framework and key terms for an amalgamation transaction and providing each other with a due diligence period during which the parties granted each other access to certain confidential information and the opportunity to conduct preliminary due diligence. The obligations of Loma Vista and BitGold to complete the transactions contemplated in the LOI are subject to customary conditions, including obtaining all applicable director, shareholder, and regulatory approvals. Loma Vista also publicly announced the proposed transaction at that time, and created an independent committee of the Loma Vista Board (the “Independent Committee”) consisting of Neil Burns to advise on and make recommendations regarding the Amalgamation.

On February 2, 2015, the Independent Committee met with independent legal counsel and instructed counsel to work with counsel to Loma Vista to prepare a draft mandate for the Independent Committee in respect of the Amalgamation. On February 3, 2015, the Loma Vista Board finalized and approved the Special Committee mandate, which included considering, investigating and negotiating, in conjunction with both management and with independent advisors, the terms of the proposed transaction as devised by the respective management of Loma Vista and BitGold against potential alternative transactions if any (including whether any transaction should be pursued at all); and whether a proposed transaction, on the terms proposed, or under any alternate terms, is fair to all Loma Vista security-holders.

On February 3, 2015 and February 4, 2015, the Independent Committee met both with management of Loma Vista, BitGold, and separately with the Independent Committee’s independent advisors and counsel to assess the proposed terms of the Amalgamation as set forth under the LOI. In its review, the Independent considered, among other factors: the absence of any alternative proposal reasonably capable of creating value for the securityholders of Loma Vista; dilution to Loma Vista’s shareholders under the proposed transaction terms; Loma Vista’s market capitalization; the abandonment of Loma Vista’s sole mineral asset on January 9, 2015, and remaining assets consisting of a limited amount of cash; Loma Vista’s value as a CSE-listed reporting issuer; the market valuation assigned to BitGold under the terms of the LOI; merits and risks associated with the BitGold business model; the price of the concurrent arm’s length financing; the minimum shareholder approval required to complete the transaction; and the ability of shareholders to dissent and receive fair value for their shares.

As a result of its review, the Independent Committee concluded that the proposed terms for the Amalgamation as set out in the LOI were fair and reasonable. On February 5, 2015, upon completion of its initial review, including consultation with independent legal counsel and the management of Loma Vista, the Independent Committee advised the Loma Vista Board that it considered the LOI sufficiently flexible to permit the Independent Committee to fulfil its mandate, and recommended that the Loma Vista Board approve the LOI, and proceed with the negotiation of a definitive agreement. On this recommendation, the Loma Vista Board ratified and approved the LOI, and continued, together with the Independent Committee negotiation of the definitive Amalgamation Agreement with the BitGold Board.

From February 2, 2015, to February 19, 2015, having completed due diligence, management and counsel to Loma Vista, with input and oversight by the Independent Committee, together with its legal counsel, negotiated the terms of the Amalgamation Agreement, including finalizing the Continuance. Loma Vista and BitGold negotiated the fundamental terms and conditions of the proposed amalgamation while each of them conducted due diligence on the other, including review of capitalization, business plans, and intellectual property. The result of negotiations was the Amalgamation Agreement, which was entered into with an effective date of February 23, 2015.

After receiving independent advice and conducting a review of BitGold and the proposed transaction, the Independent Committee recommended to the Loma Vista Board that it had determined that the Amalgamation on the terms set out in the Amalgamation Agreement would be fair to all securityholders of Loma Vista. . With the interests of Messrs. Roy Sebag and Joshua Crumb having been declared, the Loma Vista Board adopted resolutions approving the Amalgamation Agreement (with Mr. Sebag and Crumb abstaining), determining that the Amalgamation on the terms set out in the Amalgamation Agreement would be in the best interests of Loma Vista, and recommending that Loma Vista Shareholders vote for the proposed Continuance and Amalgamation.

All of the directors of BitGold are also directors and officers of Loma Vista and are considered to be in a conflict of interest under the CBCA. The BitGold Board, acting in good faith and in the best interests of the BitGold Shareholders, determined to meet its obligations to BitGold by instructing management to negotiate transaction documents on terms that are reasonable and fair to BitGold, considering the advice of BitGold’s legal and financial advisors, and pursuant to which all material obligations of BitGold are conditional upon approval by BitGold Shareholders. As such, at the BitGold Meeting, the BitGold Shareholders will be asked to consider and, if deemed advisable, to ratify the LOI and the Amalgamation Agreement.

Following the meetings of the Loma Vista Board and the BitGold Board, Loma Vista and BitGold entered into the Amalgamation Agreement and other related documents.

On February 23, 2015, each of the Loma Vista Board and BitGold Board approved this Circular, affirmed its recommendation of the Amalgamation, and in the case of Loma Vista, the Continuance, to its respective Shareholders, and respectively authorized Loma Vista and BitGold to convene the Loma Vista Meeting and the BitGold Meeting.

Effects of Amalgamation

General

In accordance with the Amalgamation Agreement and the CBCA, on the Effective Date, Loma Vista and BitGold will continue as one corporation. The property of each of Loma Vista and BitGold continues to be the property of Amalco and Amalco will continue to be liable for the obligations of each of Loma Vista and BitGold. Any existing cause of action, claim or liability to prosecute Loma Vista or BitGold will be unaffected and a civil, criminal or administrative action or proceeding pending by or against either Loma Vista or BitGold may be continued to be prosecuted by or against Amalco. Further, a conviction against, or ruling, order or judgment in favour of or against, either of Loma Vista or BitGold may be enforced by or against Amalco.

As a result of the Amalgamation, all Loma Vista Shareholders and all BitGold Shareholders will become Amalco Shareholders, unless they exercise Dissent Rights in connection with the Amalgamation. Amalco will be a Canada corporation governed by the CBCA and by Amalco’s constating documents. The articles of amalgamation of Amalco will be deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation will be deemed to be the certificate of incorporation of Amalco.

On the Effective Date:
Name:	The name of Amalco shall be “BitGold Inc.” or such other name as the directors of Amalco determine and is acceptable to the Applicable Exchange.

Registered Office:	The registered and head office of Amalco will be located at 334 Adelaide St. West, 3rd Floor, Toronto, Ontario M5V 1R4.

Capitalization:
Assuming there are no Dissenting Shareholders, an aggregate of 35,975,885 Amalco Shares will be issued and outstanding on a non-diluted basis, and 36,685,994 Amalco Shares will be issued and outstanding on a fully diluted basis (assuming the exercise of all outstanding convertible securities). Collectively, the former Loma Vista Shareholders will own 555,556 Amalco Shares, representing 1.5% of the issued and outstanding Amalco Shares (on a non-diluted basis). The former BitGold Shareholders will own 35,420,329 Amalco Shares, representing 98.5% of the issued and outstanding Amalco Shares (on a non-diluted basis). See “Information Concerning Amalco – Pro Forma Consolidated Capitalization”.

Convertible Securities:
An aggregate of 3,888,888 Amalco Warrants will be issued to former holders of Subscription Receipts. Each such Amalco Warrant entitles the holder to acquire one BitGold Share at an exercise price of $1.35 until the date that is 18 months from the closing date of the Financing, subject to acceleration by BitGold under certain circumstances. See “The Amalgamation – Concurrent Financing”.
An aggregate of 462,346 Amalco Agent Warrants will be issued to former holders of BitGold Agent Warrants. Each Amalco Agent Warrant entitles the holder thereof to acquire one Amalco Unit comprised of one Amalco Share and one half of one Amalco Warrant at an exercise price of $0.90 until the date that is 24 months from the closing date of the Financing. See “The Amalgamation – Concurrent Financing”.

Stock Option Plan:
Subject to approval from Loma Vista Shareholders and BitGold Shareholders, Amalco will adopt the Amalco Option Plan in the form attached to this Circular as Schedule “B”, effective as of the Effective Date. See “The Amalgamation – Amalco Option Plan”.

Directors:	The first directors of Amalco will be Roy Sebag, Joshua D. Crumb, Dennis H. Peterson, and James G. Eaton.

Management:
It is anticipated that upon completion of the Amalgamation, initial officers of Amalco and their positions shall be: Roy Sebag, President and Chief Executive Officer; Joshua Crumb, Chief Strategy Officer; Alessandro Premoli, Chief Technology Officer; and Jason Loewe, Chief Operating Officer and Corporate Secretary.

Business:	It is anticipated that Amalco will continue the money services business currently operated by BitGold.

Auditor:	The auditor of Amalco will be PricewaterhouseCoopers LLP

Year End:	The financial year end of Amalco will be September 30th.

Effect on Loma Vista Shares

As at the date of this Circular, there are 9,158,667 Loma Vista Shares issued and outstanding. Pursuant to the Amalgamation, at the Effective Time, each Loma Vista Shareholder will exchange their Loma Vista Shares for Amalco Shares on the basis of one Amalco Share for each 16.485587 Loma Vista Shares outstanding. On completion of the Amalgamation, former Loma Vista Shareholders will hold, in aggregate, 555,556 Amalco Shares.

Effect on BitGold Shares

As at the date of this Circular, there are 23,852,952 BitGold Shares issued and outstanding.

Assuming the Amalgamation proceeds, immediately prior to the Effective Time, an additional 7,777,777 BitGold Shares will be issued in connection with the conversion of the Subscription Receipts sold pursuant to the Financing, and an additional 3,789,600 BitGold Shares will be issued upon conversion of the Debentures. See “The Amalgamation – Concurrent Financing” and “Information Concerning BitGold – Description of Securities”. As such, immediately before the Effective Time, there will be 35,420,329 BitGold Shares outstanding.

Pursuant to the Amalgamation, at the Effective Time, BitGold Shareholders will exchange their BitGold Shares for Amalco Shares on the basis of one Amalco Share for each BitGold Share outstanding. On completion of the Amalgamation, former BitGold Shareholders will hold, in aggregate, 35,420,329 Amalco Shares.

The above discussion assumes that there will be no Dissenting Shareholders. For details regarding the number and type of securities of Amalco that will be outstanding on completion of the Amalgamation, see “Information Concerning Amalco – Description of Securities” and “Information Concerning Amalco – Pro Forma Consolidated Capitalization”.

Benefits of the Amalgamation

The directors and management of Loma Vista and BitGold believe that the Amalgamation is in the best interests of Loma Vista and BitGold and their respective shareholders, and that the Amalgamation provides a number of benefits:

1.
by combining BitGold with Loma Vista, Amalco will be a larger company than either Loma Vista or BitGold alone and will have a larger asset base, anticipated greater financial resources and anticipated greater access to services to develop BitGold’s business;

2.
it is expected that completion of the Amalgamation will result in increased liquidity for shareholders based on the consolidated market capitalization of Amalco and the listing of the Amalco Shares on the Applicable Exchange;

3.
Amalco will have a strong board that has experience in capital markets and entrepreneurship, and a quality management and development team with complementary skills to facilitate the growth and development of BitGold’s money services business following completion of the Amalgamation.

Loma Vista does not presently carry on any business activities. For more information about Loma Vista, see “Information Concerning Loma Vista”.

For more information about BitGold’s business and material assets, see “Information Concerning BitGold – Narrative Description of the Business”.

On completion of the Amalgamation, Amalco’s business and material assets will be the same as those possessed by BitGold prior to the Amalgamation. For more information, see “Information Concerning Amalco – Narrative Description of the Business”.

Interests of Certain Persons in the Amalgamation

The Amalgamation is a transaction between non-arm’s length parties. In considering the recommendations of the Loma Vista Board and the BitGold Board with respect to the Amalgamation and related transactions, Shareholders should be aware that certain directors, senior officers, and/or Control Persons of Loma Vista are also directors, senior officers, and/or Control Persons of BitGold, and may have interests in the Amalgamation that may present them with actual or potential conflicts of interest in connection therewith.

Roy Sebag is a director, senior officer, and Control Person of both Loma Vista and BitGold. Joshua Crumb is a director and a Control of Loma Vista, and a director, and former senior officer of BitGold. Daniel Crandall serves as the Chief Financial Officer of both Loma Vista and BitGold.

Upon completion of the Amalgamation: Roy Sebag will continue to serve as President, Chief Executive Officer, and a director of Amalco, and will be a Control Person of Amalco, owning 51.2% of the outstanding Amalco Shares; Joshua Crumb will be appointed Chief Strategy Officer and a director of Amalco; and Daniel Crandall will be appointed as Chief Financial Officer of Amalco. The following table summarizes the shareholdings of such persons in Loma Vista and BitGold immediately before the Effective Time, and immediately after giving effect to the Amalgamation:

	BitGold Shares(1)		Loma Vista Shares(2)		Anticipated Amalco Shares(3)
	#	(%)	#	(%)	#	(%)
Roy Sebag	17,250,000	72.3%	2,483,750	27.1%	18,408,662	51.1%
Joshua Crumb	1,500,000	5.4%	2,354,750	25.7%	1,642,837	4.6%
Daniel Crandall	Nil	0%	Nil	0%	10,000	0.03%

Notes:
(1) Calculated on a non-diluted basis, on the basis of 23,852,952 BitGold Shares issued and outstanding.
(2) Calculated on a non-diluted basis, on the basis of 9,158,667 Loma Vista Shares issued and outstanding.
(3) Calculated on a non-diluted basis, on the basis of 35,975,885 Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts. See “The Amalgamation – Effects of the Amalgamation”.

See “The Amalgamation – Securities Laws Matters”.

Board Approval and Recommendation

The Loma Vista Board and the BitGold Board have each reviewed the terms of the Amalgamation Agreement. The Loma Vista Board and the BitGold Board have authorized entry by Loma Vista and BitGold, respectively, into the Amalgamation Agreement as well as the mailing of this Circular to shareholders. The Loma Vista Board and the BitGold Board have each unanimously determined that the Amalgamation is in the best interests of Loma Vista and BitGold, respectively, and their respective Shareholders.

Recommendation of the Independent Committee

Having undertaken a thorough review of, and carefully considered the Amalgamation, as described herein, including consulting with independent financial advisors, the Independent Committee concluded that the Amalgamation is fair to the securityholders of Loma Vista. See “The Amalgamation – Reasons for Amalgamation” and “The Amalgamation – Board Approval and Recommendations – Recommendation of the Loma Vista Board”. The Independent Committee intends to vote any Loma Vista Shares owned FOR the Continuance Resolution and the Amalgamation Resolution.

The Independent Committee believes that the Amalgamation is procedurally fair to Loma Vista Shareholders (other than the interested parties) primarily for the following reasons:

1.	The value attributed to BitGold under the transaction terms is supported by a concurrent arm’s length financing;

2.
The Amalgamation will be subject to (i) approval by a special majority (66 2/3%) of the votes cast by Loma Vista Shareholders at the Loma Vista Meeting, and (ii) Majority of the Minority Shareholder Approval, as required by MI 61-101; and

3.	The availability of Dissent Rights to Loma Vista Shareholders with respect to the Amalgamation.

Recommendation of the Loma Vista Board

The Loma Vista Board has considered the proposed Continuance and Amalgamation on the terms and conditions as provided in the Amalgamation Agreement and has approved the Amalgamation and the entering into of the Amalgamation Agreement, and unanimously recommends that the Loma Vista Shareholders vote FOR the Continuance and the Amalgamation. The Loma Vista Board has unanimously determined that the Continuance and the Amalgamation are in the best interests of Loma Vista and recommend that the Loma Vista Shareholders vote FOR the Continuance and the Amalgamation.

As part of this consideration, the Loma Vista Board relied upon and adopted those factors identified by the Independent Committee as to the fairness of the Amalgamation. Additionally, the Loma Vista Board considered the following, among other matters:

1.	the terms of the Amalgamation;
2.	the procedures by which the Amalgamation is to be approved, including the requirement for approval of the Amalgamation by special resolution of the BitGold Shareholders at the Meeting;
3.	the availability of Dissent Rights to BitGold Shareholders with respect to the Amalgamation;
4.
information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Loma Vista and BitGold, including information in respect of BitGold and Loma Vista on a pro forma consolidated basis;

5.	current industry, economic and market conditions and trends; and
6.	the benefits of the Amalgamation set forth under “The Amalgamation – Benefits of the Amalgamation”.
The Loma Vista Board also identified and considered risks associated with the Amalgamation, including:
1.	the risks to Loma Vista if the Amalgamation is not completed, including the costs to Loma Vista in pursuing the Amalgamation;
2.	the right of BitGold to terminate the Amalgamation Agreement under certain limited circumstances;
3.	the risk that that the Loma Vista Shareholders will be subject to dilution of their interest in Amalco pursuant to the Amalgamation;
4.	the risk factors applicable to BitGold; and
5.	the possibility that there may be adverse tax consequences to certain Loma Vista Shareholders.

The Loma Vista Board’s recommendation was made after considering all of the above-noted factors and in light of the Board’s knowledge of the business, financial condition and prospects of Loma Vista, and was also based on the advice of financial advisors and legal advisors to the Loma Vista Board. In view of the variety of factors considered in connection with its evaluation of the Amalgamation, the Loma Vista Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors in reaching its determination as to the fairness of the Amalgamation.

See “The Amalgamation – Risk Factors” for a description of the risk factors associated with the Amalgamation.

Recommendation of the BitGold Board
The BitGold Board has considered the proposed Amalgamation on the terms and conditions as provided in the Amalgamation Agreement and has approved the Amalgamation and the entering into of the Amalgamation Agreement, and recommends that the BitGold Shareholders vote in favour of the Amalgamation. The BitGold Board has unanimously determined that the Amalgamation is in the best interests of BitGold and recommends that the BitGold Shareholders vote FOR of the Amalgamation.

In arriving at its conclusion, the BitGold Board considered the following, among other matters:

1.	the terms of the Amalgamation;
2.	the procedures by which the Amalgamation is to be approved, including the requirement for approval by special resolution of the BitGold Shareholders at the Meeting;
3.	the availability of Dissent Rights to BitGold Shareholders with respect to the Amalgamation;
4.
information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Loma Vista and BitGold, including information in respect of BitGold and Loma Vista on a pro forma consolidated basis;

5.	current industry, economic and market conditions and trends;
6.	the benefits of the Amalgamation set forth under “Benefits of the Amalgamation” herein.

The BitGold Board also identified and considered disadvantages associated with the Amalgamation, including that the BitGold Shareholders after the Amalgamation will be subject to:

1.	dilution of their interest in BitGold’s assets through their diluted percentage holding in Amalco following completion of the Amalgamation; and
2.	the possibility that there may be adverse tax consequences to certain holders of BitGold securities.

The BitGold Board’s recommendation was made after considering all of the above-noted factors and in light of the Board’s knowledge of the business, financial condition and prospects of BitGold, and was also based on the advice of financial advisors and legal advisors to the BitGold Board. In view of the variety of factors considered in connection with its evaluation of the Amalgamation, the BitGold Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors in reaching its determination as to the fairness of the Amalgamation.
See “The Amalgamation – Risk Factors” for a description of the risk factors associated with the Amalgamation.

Terms of the Amalgamation Agreement

The following is a description of the material terms and conditions of the Amalgamation Agreement, which description is qualified in its entirety by the full text of the Amalgamation Agreement, which is available under Loma Vista’s profile on SEDAR at www.sedar.com. Shareholders are encouraged to read the Amalgamation Agreement in its entirety.

Representations and Warranties

The Amalgamation Agreement contains customary representations and warranties made by each of Loma Vista and BitGold. Those representations and warranties were made solely for the purposes of the Amalgamation Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Amalgamation Agreement are qualified by knowledge or by reference to a contractual standard of materiality that may be different from that generally applicable to public disclosure to shareholders, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, readers should not rely on the representations and warranties contained in the Amalgamation Agreement as statements of factual information at the time they were made or otherwise. Loma Vista Shareholders or BitGold Shareholders may not directly enforce or rely upon the terms and conditions of the Amalgamation Agreement.

The Amalgamation Agreement contains a number of customary representations and warranties of Loma Vista and BitGold relating to, among other things, corporate status, capitalization and the corporate authorization and enforceability of the Amalgamation Agreement and the Amalgamation. The representations and warranties also address various matters relating to the business, operations and properties of both parties, including: accuracy of Loma Vista’s public documents; ownership and sufficiency of BitGold’s intellectual property for carrying on its money services business; absence of undisclosed liabilities; absence of any material adverse effects and certain other changes or events since the date of the last audited financial statements; disclosure of litigation or certain other actions; compliance with laws, licenses and permits; tax matters; and financial statements. The representations and warranties of the parties contained in the Amalgamation Agreement will not survive the completion of the Amalgamation and will expire and be terminated at the Effective Time.

Covenants

Loma Vista and BitGold have agreed in the Amalgamation Agreement to a number of customary mutual covenants, including: (a) to satisfy each of the conditions precedent to the Amalgamation set out in the Amalgamation Agreement to be satisfied by such party, and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to effect the Amalgamation; and (b) to obtain all consents, waivers, approvals, and authorizations necessary to consummate the Amalgamation or reasonably required to effect the Amalgamation or in connection therewith. Each of Loma Vista and BitGold has also agreed in the Amalgamation Agreement to a number of mutual covenants in respect of the preparation and mailing of this Circular and the holding of the Meetings.

Each of BitGold and Loma Vista have agreed that it will not, through any officer, director, employee, affiliate, agent, consultant, advisor or representative, solicit, initiate, encourage or participate in any discussions or negotiations with any third party concerning: (a) any sale of any material portion of the business or assets of BitGold or Loma Vista, as the case may be, except in the ordinary course of business; or (b) any acquisition or disposition of shares of BitGold or Loma Vista or any merger, amalgamation, consolidation, Amalgamation or other similar transaction involving BitGold or Loma Vista.

Loma Vista has agreed, (a) subject to receipt of requisite shareholder approvals, to implement the Continuance; (b) to procure the cancellation of all outstanding Loma Vista Options prior to the Amalgamation; and (c) to use all commercially reasonable efforts to obtain the conditional approval of the Applicable Exchange.

Conditions
The Amalgamation is subject to several conditions, including:

1.
the receipt of all necessary shareholder and regulatory approvals, including, without limiting the generality of the foregoing, approval of the Amalgamation by the shareholders of each of Loma Vista and BitGold, the approval of the Applicable Exchange and the listing of the Amalco Shares;

2.	the receipt of all necessary director approvals for completion of the Amalgamation;
3.	BitGold having filed Articles of Continuance in accordance with the CBCA in respect of the continuance of BitGold under the CBCA, which shall be effective;
4.	Loma Vista having filed Articles of Continuance in accordance with the CBCA in respect of the Continuance, which shall be effective;
5.	closing of the Financing (or closed in escrow upon terms satisfactory to the parties, acting reasonably);
6.	the Applicable Exchange shall have conditionally approved the listing of the Amalco Shares upon completion of the Amalgamation, subject to standard listing conditions;

7.	there being no Material Adverse Change (as such term is defined in the Amalgamation Agreement) for either Loma Vista or BitGold prior to the Effective Date;
8.
on the Effective Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Loma Vista Shares, the BitGold Shares or the Amalco Shares shall be in effect;

9.
each of BitGold and Loma Vista shall be satisfied that, upon completion of the Amalgamation, all regulatory requirements will have been or will be capable of being satisfied, including satisfaction of the minimum listing requirements of the Applicable Exchange;

10.
each of Loma Vista and BitGold having working capital of no less than $50,000 at the Effective Time, not including the transaction expenses to be incurred by such party in connection with the Amalgamation and related transactions;

11.
all of the respective representations and warranties of the parties which are set forth in the Amalgamation Agreement will have been true and correct in all material respects as at the date made and will be true and correct in all material respects as at the Effective Date;

12.
all of the respective covenants, obligations and requirements of the parties described in the Amalgamation Agreement will have been satisfied and complied with or waived to the satisfaction of the party to whom the covenant or obligation is owed;

13.	the completion of the Amalgamation on or before April 27, 2015; and
14.	the Amalgamation Agreement shall not have been terminated.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Amalgamation Resolution by BitGold Shareholders or the Amalgamation Resolution and the Continuance Resolution by the Loma Vista Shareholders, in the circumstances specified in the Amalgamation Agreement, including:

1.	by mutual written consent of Loma Vista and BitGold;
2.
by either party if a covenant, obligation, or requirement in its favour or a mutual condition is not satisfied and complied with or waived to the satisfaction of the party to whom the covenant or obligation is owed by the Outside Date (or any earlier date by which such condition is required to be satisfied) except where such failure is the result of a breach of this Agreement by such party

3.
by either party if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other party set forth in the Amalgamation Agreement, which breach has or is likely to result in the failure of the conditions set forth in article 7 of the Amalgamation Agreement, as the case may be, to be satisfied and in each case has not been cured within ten Business Days following receipt by the breaching party of written notice of such breach from the non-breaching party;

4.
by either party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Amalgamation shall have become final and non-appealable;

5.	by either party if Loma Vista Shareholders fail to approve the Amalgamation Resolution or the Continuance Resolution, or the BitGold Shareholders fail to approve the Amalgamation Resolution;
6.
by either party if the Amalgamation is not completed by April 27, 2015, provided that the party then seeking to terminate the Amalgamation Agreement is not then in default of any of its obligations thereunder; or

7.	by either party if the other party has breached the non-solicitation provisions of the Amalgamation Agreement in any material manner.

Expenses of the Amalgamation

Except as otherwise provided in the Amalgamation Agreement, each party is responsible for the payment of all its expenses in connection with the Amalgamation Agreement and the Amalgamation. The costs of the Amalgamation are expected to amount to approximately $75,000.

Canadian Securities Law Matters

Status under Securities Laws

Loma Vista is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. The Loma Vista Shares currently trade on the CSE under the ticker symbol, “LOV”.

BitGold is not a reporting issuer, and the BitGold Shares do not trade on any stock exchange.

Multilateral Instrument 61-101

As a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario, Loma Vista is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority shareholders. The Amalgamation is a “business combination” under MI 61-101, and as such, MI 61-101 imposes certain requirements on Loma Vista in respect of the Amalgamation.

MI 61-101 requires that, unless exempted, a “business combination” is subject to Majority of the Minority Shareholder Approval in addition to any other required securityholder approval. Accordingly, votes attaching to shares held by Loma Vista, BitGold, certain directors, senior officers and principal securityholders of Loma Vista and/or BitGold (Loma Vista and BitGold each being an “interested party” under MI 61-101), as the case may be, must be excluded from the votes in respect of the Loma Vista Amalgamation Resolution for Majority of the Minority Shareholder Approval, as described in further detail below.

To the knowledge of Loma Vista, after reasonable inquiry, as at the date hereof, votes attaching to the following Loma Vista Shares will be excluded for the purposes of the Majority of the Minority Shareholder Approval of the Loma Vista Amalgamation Resolution:

Name	Loma Vista Shares	Percentage Ownership(1)	BitGold Shares(2)	Percentage Ownership(2)(3)	Approximate Amalco Shares(4)		Percentage Ownership(4)(5)
Roy Sebag	2,483,750	27.1%	17,250,000	72.3%	18,408,662	(5)	51.2%
Joshua Crumb	2,354,750	25.7%	1,500,000	6.3%	1,642,837		4.6%
Total(6)	4,838,500	52.8%	18,750,000	78.6%	20,051,499		55.7%

Notes:
(1) Calculated on a non-diluted basis, on the basis of 9,158,667 Loma Vista Shares issued and outstanding.
(2) For greater certainty, the BitGold Shares held by Messrs. Sebag and Crumb will not be excluded from the approval of the BitGold Amalgamation Resolution, because BitGold is not subject to MI 61-101.
(3) Calculated on a non-diluted basis, on the basis of 23,852,952 BitGold Shares issued and outstanding.
(4) Following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts. See “The Amalgamation – Effects of the Amalgamation”.
(5) Calculated on a non-diluted basis, on the basis of 35,975,885 Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts. See “The Amalgamation – Effects of the Amalgamation”.
(6) It is anticipated that Mr. Sebag will subscribe for 1,008,000 Subscription Receipts pursuant to the Financing, which will be converted to 1,008,000 Amalco Shares and 504,000 Amalco Warrants as a result of Amalgamation.
(7) Percentages may not add to equal total due to rounding.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a “business combination” is required to engage an independent valuator to prepare a formal valuation of the affected securities and to provide to the holders of the affected securities a summary of such valuation. In connection with the Amalgamation, an exemption from this valuation requirement is available because none of the securities of Loma Vista are listed or quoted on any of the exchanges or markets specified by MI 61-101.

MI 61-101 requires Loma Vista to disclose any prior valuations of Loma Vista or its securities or material assets made in the 24 months preceding the date of this Circular, whether or not prepared by an independent valuator, that, if disclosed, would reasonably be expected to affect the decision of a Loma Vista Shareholder to vote for or against the Loma Vista Amalgamation Resolution, or to retain or dispose of his, her or its Loma Vista Shares. After reasonable inquiry, neither Loma Vista nor any director or any senior officer of Loma Vista has knowledge of any such prior valuation.

U.S. Securities Laws

The Amalco Shares to be issued to Shareholders pursuant to the Amalgamation have not been registered under the U.S. Securities Act, and are being distributed pursuant to an exemption from registration provided thereunder. The Amalco Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Loma Vista Shares and BitGold Shares exchanged by a Shareholder under the Amalgamation were also “restricted securities”. Accordingly, any Amalco Shares issued under the Amalgamation in exchange for Loma Vista Shares or BitGold Shares that bear a U.S. Securities Act restrictive legend shall also bear a U.S. Securities Act restrictive legend. In addition, Amalco Shares issued to U.S. Securityholders may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, in the United States pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144 under the U.S. Securities Act or another applicable exemption from the registration requirements of the U.S. Securities Act.

Completion of the Continuance

If the Continuance Resolution and Amalgamation Resolutions receive applicable Shareholder approvals and the other conditions to completion of the Amalgamation set forth in the Amalgamation Agreement are fulfilled or waived, the Continuance will be effected by Loma Vista by delivery of articles of export continuance and the endorsement of a certificate of export continuance thereon in accordance with the provisions of the OBCA, to be followed by delivery of articles of import continuance and the endorsement of a certificate of import continuance in accordance with the provisions of the CBCA. The Continuance to the CBCA will become effective at 12:01 a.m. (Toronto time) on the date on which the certificate of import continuance is issued. The Continuance must be effected before the Amalgamation can become effective.

Completion of the Amalgamation

Subject to the provisions of the Amalgamation Agreement and receipt of applicable shareholder approvals, the Amalgamation will become effective at the Effective Time. Completion of the Amalgamation is anticipated to be on or about March 16, 2015; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Amalgamation cannot be met on a timely basis, but in no event shall completion of the Amalgamation occur later than April 27, 2015, unless extended by mutual agreement between the Loma Vista and BitGold in accordance with the terms of the Amalgamation Agreement.

Concurrent Financing

In connection with the Amalgamation, BitGold has completed the Financing, a brokered private placement pursuant to which BitGold has issued 7,777,777 Subscription Receipts at an issue price of $0.90 per Subscription Receipt for gross proceeds of approximately $7,000,000, which proceeds are being held in escrow by the Depository. BitGold has also issued 462,346 BitGold Agent Warrants as compensation to the agents for the Financing.

Upon satisfaction of the escrow release conditions, including satisfaction of all conditions precedent to the Amalgamation Agreement and implementation of the Amalgamation before April 27, 2015, each Subscription Receipt will automatically convert immediately before the Effective Time into one BitGold Unit without additional consideration or action by the holder thereof. If the escrow release conditions are not satisfied before April 27, 2015, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to the subscribers.

Each BitGold Unit is comprised of one BitGold Share and one-half of one BitGold Warrant, exercisable at any time for the purchase of one BitGold Share at an exercise price of $1.35 until the date that is 18 months after the Effective Date, whereupon the BitGold Warrants will expire. BitGold has the right, to accelerate the expiry date of the BitGold Warrants to the date that is 30 days following the dissemination of a news release by the BitGold if the closing sale price of the BitGold Shares on the principal market on which the BitGold Shares trade is at least $2.00 for 20 consecutive trading days. Pursuant to the Amalgamation, each BitGold Share will be exchanged for one Amalco Share, and each BitGold Warrant and BitGold Agent Warrant will respectively be exchanged for one Amalco Warrant or Amalco Agent Warrant of like tenor and effect. See “The Amalgamation – Principal Steps of the Amalgamation”.

For more information about the intended use of proceeds of the Financing, see “Information Concerning Amalco – Use of Financing Proceeds”.

Exchange of Securities

Upon completion of the Amalgamation, Loma Vista Shareholders and BitGold Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered Loma Vista Shareholders and former registered BitGold Shareholders will be entered into the register of Amalco Shares without further act or formality.

From and after the Effective Time, certificates formerly representing Loma Vista Shares and BitGold Shares shall represent only the right to receive Amalco Shares, pursuant to the Amalgamation. Registered Shareholders will receive a Letter of Transmittal with this Circular, which will be used to exchange certificates representing Loma Vista Shares and BitGold Shares for certificates representing Amalco Shares. The Letter of Transmittal is only for use by registered BitGold Shareholders and BitGold Shareholders.

In order to receive the Amalco Shares for the Loma Vista Shares and BitGold Shares if the Amalgamation is implemented, a registered Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein. The Letter of Transmittal contains procedural information relating to the Amalgamation and should be reviewed carefully. Non-registered holders of Loma Vista Shares or BitGold Shares that are registered in the name of a broker, agent or other intermediary must contact their intermediary to arrange for the surrender of their Loma Vista Shares and BitGold Shares.

More information is provided in the Letter of Transmittal.

Lost Certificates

In the event that a certificate representing Loma Vista Shares or BitGold Shares has been lost, stolen or destroyed, the holder of such certificate shall deliver to the Depositary, in addition to a properly completed Letter of Transmittal:

1.	an affidavit of the fact that the certificate has been lost, stolen or destroyed; and
2.	a surety bond satisfactory to the Depositary and Loma Vista or BitGold, as applicable, in such sum as they may direct.

More information is provided in the Letter of Transmittal.
Fractional Amalco Shares

No fractional securities of Amalco will be issued pursuant to the Amalgamation. In the event that the Amalgamation would in any case otherwise result in a registered securityholder of Loma Vista or BitGold being entitled to a fractional security of Amalco, the number of Amalco securities issued to such securityholder shall be rounded down to the whole number of Amalco securities.

Stock Exchange Listing

The Amalgamation Agreement provides that receipt of all regulatory approvals, including acceptance and approval by the Applicable Exchange of the listing application to be submitted in connection with the Amalgamation, is a condition precedent to the Amalgamation becoming effective.

Conditional approval has been sought from the TSX-V for the Amalco Shares to be listed upon the TSX-V completion of the Amalgamation. Such approval has not yet been received. If this application is not accepted, conditional approval will be sought to list the Amalco Shares on the CSE. Any approval issued by the Applicable Exchange will be subject to Amalco fulfilling the Applicable Exchange’s minimum listing requirements.

Escrow of Amalco Securities

Upon completion of the Amalgamation, all securities of Amalco held by persons who were “principals” (as such term is defined in NP 46-201) of Loma Vista or BitGold immediately prior to the Amalgamation will be held in escrow. These securities will be held in escrow by the escrow agent, Capital Transfer Agency Inc., as depository. Pursuant to the Escrow Agreement, 10% of such escrowed securities will be released from escrow on the date the Loma Vista Shares are commence trading on the Applicable Exchange, followed by six subsequent releases of 15% every six months thereafter, subject to acceleration provisions provided for in the NP 46-201 and pursuant to the rules of the Applicable Exchange. See “Information Concerning Amalco – Escrowed Securities”.

Amalco Option Plan

At the Meetings, Loma Vista Shareholders and BitGold Shareholders will be asked to pass an ordinary resolution to approve the Amalco Option Plan which plan shall come into effect upon completion of the Amalgamation. See “Loma Vista Meeting Matters – Approval of Amalco Option Plan” and “BitGold Meeting Matters – Approval of Amalco Option Plan”. The Amalco Option Plan is similar in all material respects to the Loma Vista Stock Option Plan. The Amalco Option Plan will authorize the Amalco Board to grant options to purchase Amalco Shares to directors, officers, employees and consultants who are in a position to contribute to the growth and development of Amalco. A copy of the Amalco Option Plan is attached as Schedule “B” to this Circular. The following is a summary of the material terms of the Amalco Option Plan qualified in its entirety by reference to the full terms of the Amalco Option Plan:

(a)
Number of Shares Reserved. The number of Amalco Shares available to be reserved for issuance under the Amalco Option Plan is 10% of the number of Amalco Shares outstanding less any Amalco Shares reserved pursuant to Amalco’s other security based compensation arrangements, if any, at the time of reservation. Any Amalco Shares subject to an option which has been granted under the Amalco Option Plan and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Amalco Option Plan.

(b)	Administration. The Amalco Option Plan is to be administered by the Compensation Committee of the Amalco Board, or if no Compensation Committee has been appointed, by the Amalco Board.
(c)
Eligible Persons. Options under the Amalco Option Plan may only be issued to (i) directors, officers, employees and consultants of Amalco, and (ii) entities that control or are controlled by such persons. Such persons and entities are referred to herein as “Eligible Persons”.

(d)
Board Discretion. The Amalco Option Plan provides that the exercise price, vesting provisions, the extent to which such option is exercisable and other terms and conditions relating to such options shall be determined by the Compensation Committee or the Amalco Board, as applicable, and subject to compliance with the policies of the Applicable Exchange.

(e)	Maximum Term of Options. Options granted under the Amalco Option Plan will be for a term not exceeding 10 years from the date of grant.

(f)
Maximum Options per Person. The number of Amalco Shares reserved for issuance to any one consultant, and to all service providers conducting investor relations activities, pursuant to options granted under the Amalco Option Plan during any twelve month period may not exceed 2% of the outstanding Amalco Shares at the time of grant. The number of Amalco Shares reserved for issuance to any optionee, other than a consultant or service provider conducting investor relations activities, pursuant to options granted under the Amalco Option Plan, together with all other share compensation arrangements of Amalco, during any 12-month period may not exceed 5% of the outstanding Amalco Shares at the time of grant.

(g)	No Assignment. Options granted under the Amalco Option Plan may not be assigned or transferred.
(h)
Amendments. Generally, the Amalco Board may amend the Amalco Option Plan, subject to any necessary regulatory approval, except that no general amendment of the Amalco Option Plan will, without the prior written consent of all optionees, alter or impair any option of Amalco previously granted.

(i)
Termination Prior to Expiry. If an optionee ceases to be an Eligible Person, options previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the Amalco Option Plan, or such longer or shorter period as determined by the Amalco Board, provided that no option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option and (ii) 12 months following the date such person ceases to be an Eligible Person. If an optionee dies, the options of the deceased option holder will be exercisable by his or her estate for a period to be determined by the Compensation Committee or the Amalco Board, as applicable, not exceeding 12 months or the balance of the term of the options, whichever is shorter.

(j)
Exercise Price. Options granted under the terms of the Amalco Option Plan will be exercisable at a price which is not less than: (i) if the Amalco Shares are listed on the TSX-V, the last closing price of the Amalco Shares on the TSX-V; or (ii) if the Shares are not listed on the TSX-V, in accordance with the rules of the stock exchange on which the Amalco Shares are listed at the time of the grant; or (iii) if the Amalco Shares are not listed on any stock exchange, the minimum exercise price as determined by the Amalco Board.

(k)	Full Payment for Shares. Amalco will not issue shares pursuant to options granted under the Amalco Option Plan unless and until the Amalco Shares have been fully paid for.
(l)	Reduction of Exercise Price. The exercise price of options granted to Insiders of Amalco may not be decreased without disinterested shareholder approval.
(m)	Change of Control. In the event of a Change of Control (as defined in the Amalco Option Plan), all options outstanding shall be immediately become exercisable.
(n)
Termination of Plan. The Amalco Option Plan may be discontinued by the Amalco Board, subject to requisite shareholder and regulatory approval, and, if applicable, the consent of any optionee whose rights would be adversely affected

Dissent Rights

Loma Vista Shareholders who wish to dissent in respect of the Continuance Resolution, and Loma Vista Shareholders and BitGold Shareholders who wish to dissent in respect of the Amalgamation Resolution should take note that strict compliance with the Dissent Procedures set forth in section 190 of the CBCA is required. The following summary does not purport to be comprehensive with respect to the Dissent Procedures and is qualified in its entirety by reference to the full text of section 185 of the OBCA in the case of the Continuance Resolution, and section 190 of the CBCA in the case of the Amalgamation Resolution, which are set forth in Schedule “A” to this Circular.

Shareholders who exercise Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Loma Vista Shares or BitGold Shares, as applicable, which fair value shall be the fair value of such shares immediately before the passing by the Loma Vista Shareholders of the Continuance Resolution or the Amalgamation Resolution, or the BitGold Shareholders of the Amalgamation Resolution, as applicable, shall be paid an amount equal to such fair value by Amalco, and shall be deemed to have transferred their Loma Vista Shares or BitGold Shares to Amalco in accordance with the Amalgamation Agreement; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Loma Vista Shares or BitGold Shares, as applicable, shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the consideration contemplated that such holder would have received pursuant to the Amalgamation if such holder had not exercised Dissent Rights, but in no case shall Loma Vista, BitGold, Amalco or any other person be required to recognize a Dissenting Shareholder as a Loma Vista Shareholder or BitGold Shareholder after the time that is immediately prior to the Effective Time, and the names of Dissenting Shareholders shall be deleted from the central securities registers of Loma Vista or BitGold, as applicable, at the Effective Time, and Loma Vista or BitGold, as applicable, shall be recorded as the registered Loma Vista Shareholder or BitGold Shareholder so transferred and such Dissenting Shares will be cancelled. There can be no assurance that a Dissenting Shareholder will receive consideration for its Loma Vista Shares or BitGold Shares of equal or greater value to the consideration that such Dissenting Shareholder would have received under the Amalgamation.

Every Registered Shareholder is entitled to be paid the fair value for such holder’s Loma Vista Shares or BitGold Shares, as applicable, provided that the holder duly dissents to the Amalgamation Resolution and the Amalgamation becomes effective. A Dissenting Shareholder must dissent with respect to all of the Loma Vista Shares or BitGold Shares owned by such Dissenting Shareholder. A Registered Shareholder must prepare a separate Dissent Notice for each person who beneficially owns Loma Vista Shares or BitGold Shares registered in the Registered Shareholder’s name and on whose behalf the Registered Shareholder is dissenting. A Registered Shareholder must also identify, in each Dissent Notice, the person on whose behalf dissent is being exercised in that Dissent Notice.

A Registered Shareholder who intends to exercise Dissent Rights must deliver a Dissent Notice to:
Loma Vista/BitGold
c/o Peterson & Company LLP
390 Bay Street, Suite 806
Toronto, Ontario M5H 2Y2

to be received on or before 11:00 a.m. (Toronto time) at least two days before the applicable Meeting or, in case of any adjournment or postponement of such Meeting, no later than 11:00 a.m. (Toronto time) on the day that is two days before the adjourned or postponed Meeting. The Dissent Notice must set out the number of Loma Vista Shares or BitGold Shares held by the Dissenting Shareholder. Loma Vista Shareholders or BitGold Shareholders who are not Registered Shareholders and wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Loma Vista Shares or BitGold Shares, as applicable, to deliver the Dissent Notice. A vote against the Continuance Resolution or the Amalgamation Resolution does not constitute a Dissent Notice.

Within ten days after the Continuance Resolution or the Amalgamation Resolution, as applicable, is receives Shareholder approval, Loma Vista or BitGold, as the case may be, must send to each Dissenting Shareholder in respect of such resolution a notice that the such resolution has been adopted, setting out the rights of the Dissenting Shareholder and the procedures to be followed on exercise of those rights. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such Dissenting Shareholder does not receive such notice, within 20 days after learning of the adoption of the applicable resolution), to respond to Loma Vista or BitGold, as the case may be, a written notice containing the Dissenting Shareholder’s name and address, the number of Loma Vista Shares or BitGold Shares (“Dissenting Shares”) in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Dissenting Shares and, within 30 days after sending such written notice, to send to Loma Vista or BitGold, as the case may be, or to the Depository, the appropriate share certificate or certificates representing the Dissenting Shares. A Dissenting Shareholder who fails to send to the certificates representing the Dissenting Shares to Loma Vista, BitGold, or the Depository within the within the required periods of time may forfeit its Dissent Rights.

If the matters provided for in the Continuance Resolution or the Amalgamation Resolution, as the case may be, become effective, Dissenting Shares will be deemed to be transferred to Amalco, and the Dissenting Shareholders will cease to have any rights as Loma Vista Shareholders or BitGold Shareholders, as applicable, other than the right to be paid fair value of their Dissenting Shares. Amalco will be required to send, not later than the seventh day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for the Dissenting Shares in such amount as the directors of Amalco consider to be the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Amalco is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of Amalco’s assets would thereby be less than the aggregate of its liabilities. Amalco must pay for the Dissenting Shares within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if Amalco does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, Amalco may, but is not obliged to, apply to a court of competent jurisdiction to fix the fair value of such Dissenting Shares. If Amalco fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Procedures, it will lose its Dissent Rights; Loma Vista or BitGold, as applicable, will return to the Dissenting Shareholder the certificate(s) representing the Dissenting Shares, if any, that were delivered to Loma Vista or BitGold; and if the Amalgamation is completed, the Dissenting Shareholder will be deemed to have participated in the Amalgamation on the same terms as the other Shareholders.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Procedures, but the Continuance or the Amalgamation, as the case may be, is not completed by April 27, 2015, any share certificates delivered to Loma Vista or BitGold pursuant to the exercise of Dissent Rights will be returned to the Dissenting Shareholders.

Loma Vista Shareholders and BitGold Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Amalgamation and the Dissent Rights. Loma Vista Shareholders and BitGold Shareholders should also note that the exercise of Dissent Rights can be complex, time-consuming and expensive.

Risk Factors

Loma Vista Shareholders and BitGold Shareholders should carefully consider the following risk factors in evaluating whether to approve the Amalgamation. These risk factors should be considered in conjunction with the other information included in this Circular, including the risks relating to BitGold’s business set out under the heading, “Information Concerning BitGold – Risk Factors”, and the information publicly available under Loma Vista’s profile on SEDAR at www.sedar.com.

Level of Shareholder Approval Required

To be effective, the Amalgamation Resolution must be approved (a) at the BitGold Meeting, by special resolution (affirmative vote of at least two-thirds (66 2/3%) of the votes cast thereon) of the BitGold Shareholders, (b) and at the Loma Vista Meeting, by (i) special resolution of the Loma Vista Shareholders, and (ii) since the Amalgamation constitutes a “business combination” under MI 61-101, by Majority of the Minority Shareholder Approval. There can be no certainty, nor can Loma Vista or BitGold provide any assurance, that the requisite Shareholder approval of the Amalgamation Resolutions will be obtained. If such approval is not obtained and the Amalgamation is not completed, the market price of the Loma Vista Shares and the BitGold Shares may decline.

There can be no certainty that the Agreement will be completed

The completion of the Amalgamation is subject to several conditions precedent. There can be no assurances that the Amalgamation will be completed on the terms set out in the Amalgamation Agreement, as negotiated, or at all, or by April 27, 2015, or such other date as the Applicable Exchange may permit. In the event that any of the conditions precedent are not satisfied or waived by the relevant party, the Amalgamation may not be completed.

The Amalgamation Agreement may be terminated certain circumstances

Each of Loma Vista and BitGold has the right to terminate the Amalgamation Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect on Loma Vista or BitGold, or in the event that the Continuance is not completed. Accordingly, there is no certainty that the Amalgamation Agreement will not be terminated by either Loma Vista or BitGold before the completion of the Amalgamation.

There can be no certainty that all conditions precedent to the Amalgamation will be satisfied

The completion of the Amalgamation is subject to several conditions precedent. There can be no assurances that the Amalgamation will be completed on the terms set out in the Amalgamation Agreement, as negotiated, or at all, or by April 27, 2015, or such other date as the Applicable Exchange may permit. In the event that any of the conditions precedent are not satisfied or waived by the relevant party, the Amalgamation may not be completed. If the Amalgamation is not completed and the Loma Vista Board or the BitGold Board decides to seek another merger or amalgamation, there can be no assurance that it will be able to find a party that will agree to equivalent or more attractive terms than those of the Amalgamation Agreement.

Acceptance of the Applicable Exchange for the Amalgamation

Completion of the Amalgamation is subject to the acceptance of the Applicable Exchange. There is no guarantee that Amalco will be able to satisfy the original listing requirements of the Applicable Exchange and that the Applicable Exchange will accept the Amalco Shares for listing. If such acceptance is not obtained, there can be no guarantee of the successful completion of the Amalgamation, as a condition of closing is the acceptance of the Applicable Exchange, subject to standard listing conditions.

Loma Vista and BitGold will incur costs

Certain costs related to the Amalgamation, such as legal, accounting and certain financial advisor fees, must be paid by Loma Vista and BitGold, even if the Amalgamation is not completed. Loma Vista and BitGold are each liable for their own costs incurred in connection with the Amalgamation.

Market for Securities

There can be no assurance that an active and liquid market for Amalco Shares will develop and an investor may find it difficult to resell its Amalco Shares.

Directors and executive officers of Loma Vista and BitGold have interests in the Amalgamation that may be different from those of the Shareholders

In considering the recommendation of the Board to vote for the Amalgamation Resolution, Shareholders should be aware that certain directors and executive officers of Loma Vista and BitGold have certain interests in connection with the Amalgamation that may present them with actual or potential conflicts of interest in connection with the Amalgamation See “The Amalgamation – Interests of Certain Persons in the Amalgamation” and “The Amalgamation – Canadian Securities Law Matters – Multilateral Instrument 61-101”.

Canadian Federal Income Tax Consequences

In the opinion of Peterson & Company LLP, the following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the Amalgamation to holders of Loma Vista Shares, BitGold Shares, and BitGold Warrants, who for the purposes of the Tax Act are or are deemed to be resident in Canada, deal, at arm’s length and is not affiliated with Loma Vista or BitGold and holds their Loma Vista Shares, BitGold Shares, or BitGold Warrants, as applicable, as capital property (a “Holder”).

Generally, Loma Vista Shares, BitGold Shares, and BitGold Warrants will be considered to be capital property to a Holder provided that the Holder does not use or hold such securities in the course of carrying on a business and did not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders for whom Loma Vista Shares or BitGold Shares might not otherwise be capital property may be entitled to have their shares and all other “Canadian securities” (as defined in the Tax Act) owned by the Holder be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. For greater certainty, such election may not be made respect of warrants, including BitGold Warrants. Holders should consult their own tax advisors prior to making such an election.

This summary is based upon the facts set out in this Circular, the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. This summary does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has made a “functional currency” reporting election under section 261 of the Tax Act; (iv) an interest in which is a “tax shelter investment” as defined in the Tax Act; (v) that is exempt from tax under Part I of the Tax Act; (vi) that has entered into, with respect to Loma Vista Shares or BitGold Shares, a “derivative forward agreement” as that term is defined in the Tax Act; or (vii) who has acquired Loma Vista Shares or BitGold Shares upon the exercise of a stock option to which Section 7 of the Tax Act applies.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Loma Vista Shareholder or BitGold Shareholder. Such shareholders should consult their own tax advisors in respect of the consequences to them of the Amalgamation having regard to their own particular circumstances.

Disposition of Loma Vista Shares or BitGold Shares Pursuant to the Amalgamation

Holders of Loma Vista Shares or BitGold Shares (other than Dissenting Shareholders) will not realize a capital gain or a capital loss on the disposition of such shares pursuant to the Amalgamation. A Holder will be considered to have disposed of their Loma Vista Shares or BitGold Shares for proceeds of disposition equal to the aggregate adjusted cost base of such shares to the Holder immediately before the Amalgamation and to have acquired their Amalco Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of the Amalco Shares acquired by a Holder on the Amalgamation, the cost of such Amalco Shares must be averaged with the adjusted cost base to the Holder of all other Amalco Shares held by the Holder as capital property at that time.

Disposition of BitGold Warrants Pursuant to the Amalgamation

Holders of BitGold Warrants will not realize a capital gain or a capital loss on the disposition of such shares pursuant to the Amalgamation. A Holder will be considered to have disposed of their BitGold Warrants for proceeds of disposition equal to the aggregate adjusted cost base of such shares to the Holder immediately before the Amalgamation and to have acquired their Amalco Warrants at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of the Amalco Warrants acquired by a Holder on the Amalgamation, the cost of such Amalco Warrants must be averaged with the adjusted cost base to the Holder of all other Amalco Warrants held by the Holder as capital property at that time.

Dissenting Shareholders

Based on counsel’s understanding of the current administrative practice of the CRA, a Holder that is a Dissenting Shareholder will be considered to have disposed of their Loma Vista Shares or BitGold Shares, as applicable, for proceeds of disposition equal to the amount paid by Amalco to the Holder for such shares, less the amount of any interest awarded by the court. A Holder that is a Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of such disposed shares to such Holder and any reasonable costs of disposition.

A Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Holder in the year. A Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Holder in a taxation year against taxable capital gains realized by the Holder in that year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three years or carried forward indefinitely and deducted from taxable capital gains realized in such other years to the extent and under the circumstances described in the Tax Act. A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act), may be liable to pay an additional refundable tax of 6⅔% on certain investment income, which includes amounts in respect of taxable capital gains.

Any interest received by a Holder that is a Dissenting Shareholder will be required to be included in the Holder’s income.

Dividends on Amalco Shares

Dividends received or deemed to have been received by a Holder of Amalco Shares will be included in computing the shareholder’s income. In the case of an individual shareholder, such dividends will be eligible for the gross-up and dividend tax credit treatment applicable to dividends received from taxable Canadian corporations and in the case of a corporate holder such dividends will generally be deductible in computing taxable income. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 ⅔% on such dividends.

Disposition of Amalco Shares

On the disposition or deemed disposition of Amalco Shares, a Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the Holder’s adjusted cost base of the Amalco Shares.

Eligibility for Investment

The Amalco Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered education savings plans, registered retirement income funds (“RRIFs”), registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (“TFSAs”) and any particular time provided that, at that time, such shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSX-V).

Notwithstanding the foregoing, if an Amalco Share is a “prohibited investment” under the Tax Act for a RRSP, RRIF or TFSA, the annuitant under the RRSP or RRIF or the holder of the TFSA (as applicable) may be subject to a penalty tax under the Tax Act. An Amalco Share will generally not be a “prohibited investment” for these purposes unless: (i) the annuitant under the RRSP or RRIF or the holder of the TFSA (as applicable) does not deal at arm’s length with Amalco for purposes of the Tax Act, or (ii) the holder or annuitant (as applicable) has a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in Amalco. Holders should consult their own tax advisors as to whether Amalco Shares will be prohibited investments in their particular circumstances.

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LOMA VISTA MEETING MATTERS

Presentation of Financial Statements

The audited consolidated financial statements of Loma Vista for the fiscal years ended September 30, 2014, and the September 30, 2013, and the report of the auditors thereon, which are incorporated by reference into this Circular, will be submitted to the Loma Vista Meeting. Receipt at the Loma Vista Meeting of these financial statements and the auditor’s report thereon will not constitute approval or disapproval of any matter referred to therein. Loma Vista Shareholder approval is not required in relation to the financial statements.

Election of Directors

Loma Vista’s articles provide for a flexible number of directors, subject to a minimum of three and a maximum of ten. The Loma Vista Board is currently fixed at three directors.

At the Loma Vista Meeting, the Loma Vista Shareholders will be asked to consider, and, if thought fit, approve with or without variation an ordinary resolution electing three directors to the Loma Vista Board, to serve until the next annual meeting of Loma Vista Shareholders or until their successors are elected or appointed. In order to be effective, this resolution requires the approval of not less than 50% of the votes cast by Loma Vista Shareholders represented at the Loma Vista Meeting in person or by proxy.

Management has nominated Roy Sebag, Joshua Crumb, and Neil Burns to stand for re-election as directors of Loma Vista. For more information about these nominees, see “Information Concerning Loma Vista – Directors and Officers”. See also, “Information Concerning Loma Vista - Executive Compensation”, “Information Concerning Loma Vista - Audit Committee” and “Information Concerning Loma Vista - Corporate Governance”.

The management of Loma Vista has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Loma Vista Shares represented thereby are to be withheld from voting in respect of the election of directors.

Loma Vista Shareholders have the option to (i) vote for all of the directors of Loma Vista named in the proxy accompanying this Circular; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Loma Vista will be voted FOR the election of each of the proposed nominees set forth in the proxy accompanying this Circular.

If the Amalgamation is approved, it is expected that Messrs. Sebag and Crumb will continue as members of the Amalco Board. See “The Amalgamation – Effects of the Amalgamation – General” and “Information Concerning Amalco – Directors and Executive Officers”.

Appointment of Auditors

McGovern Hurley Cunningham LLP, Chartered Accountants are the present auditors of Loma Vista.

The directors of Loma Vista recommend that Shareholders vote in favour of the appointment of McGovern Hurley Cunningham LLP, and the authorization of the directors of Loma Vista to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

In the absence of instructions to the contrary, it is intended that the Loma Vista Shares represented by proxies in favour of management nominees will be voted FOR the re-appointment of McGovern Hurley Cunningham LLP as auditors of Loma Vista to hold office until the earlier of the next annual meeting of Loma Vista Shareholders and any change of auditor in connection with the Amalgamation or until a successor is appointed, and the authorization of the directors of Loma Vista to fix their remuneration.

If the Amalgamation is approved, it is expected that the auditors of Amalco will be PricewaterhouseCoopers LLP. See “Information Concerning Amalco – Auditor and Transfer Agent”.

Approval of Continuance

At the Loma Vista Meeting, the following resolution (the “Continuance Resolution”), with or without variation, will be placed before the Loma Vista Shareholders in order to approve the proposed Continuance:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF LOMA VISTA, THAT:

1.
the Continuance of Loma Vista under section 181 of the Business Corporations Act (Ontario) into the jurisdiction of Canada pursuant to the Canada Business Corporations Act is hereby approved and authorized;

2.
notwithstanding that this resolution has been duly passed by the Loma Vista Shareholders, the board of directors of Loma Vista may amend or decide not to proceed with the Continuance or revoke this resolution at any time prior to the issuance of the certificate giving effect to the Continuance without further approval of the Loma Vista Shareholders; and

3.
any one director or officer of Loma Vista for and on behalf of Loma Vista, be and is hereby authorized to execute and deliver Articles of Continuance and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

The Loma Vista Board unanimously recommends a vote FOR the Continuance Resolution. For the Continuance to be completed, the Continuance Resolution must be passed, with or without variation, by 66⅔% of the votes cast with respect to the Continuance Resolution by Loma Vista Shareholders present in person or by proxy at the Loma Vista Meeting. In the absence of instructions to the contrary, the Loma Vista Shares represented by proxies in favour of management nominees will be voted FOR the Amalgamation Resolution.

Loma Vista Shareholders have Dissent Rights in respect of the Continuance Resolution. See “The Amalgamation –Dissent Rights” for a summary of the Dissent Procedures under the OBCA and Schedule “G” for the full text of section 185 of the OBCA.

Approval of Amalgamation

One of the principal purposes of the Loma Vista Meeting is for Loma Vista Shareholders to consider and, if thought advisable, pass the Amalgamation Resolution. The full text of the Amalgamation Resolution for Loma Vista Shareholders is set forth in Schedule “A” to this Circular.

For a full description of the Amalgamation and the Amalgamation Agreement see “The Amalgamation”. The full text of Amalgamation Agreement is available on Loma Vista’s SEDAR profile page at www.sedar.com. A description of BitGold is contained in the section “Information Concerning BitGold”.

The Loma Vista Board, having considered the fairness of the Amalgamation to all Loma Vista Shareholders and the factors they have deemed necessary to consider including those set out under the headings “The Amalgamation – Amalgamation Background” and “The Amalgamation - Board Approval and Recommendation” above, have concluded that the Amalgamation is in the best interests of and is fair from a financial point of view to the Loma Vista Shareholders and unanimously recommends Loma Vista Shareholders vote FOR the Amalgamation Resolution.

In the absence of instructions to the contrary, the Loma Vista Shares represented by proxies in favour of management nominees will be voted FOR the Amalgamation Resolution. The Amalgamation Resolution must be approved at each of the Meetings by: (i) special resolution (affirmative vote of at least two-thirds (66⅔%) of the votes cast thereon); and at the Loma Vista Meeting by (ii) a majority of votes cast on the Amalgamation Resolution excluding votes cast by certain directors, senior officers and principal securityholders of Loma Vista, as the case may be, due to the Majority of the Minority Shareholder Approval requirements under MI 61-101 (such shares expected to be excluded from voting with respect to the Amalgamation Resolution at the Loma Vista Meeting represent 4,838,500 Loma Vista Shares (or approximately 52.8% of the issued and outstanding Loma Vista Shares). See “The Amalgamation – Canadian Securities Law Matters” and “General Proxy-Related Information – Voting Securities and Principal Holders Thereof”.

In considering the recommendations of the Loma Vista Board with respect to the Amalgamation, Loma Vista Shareholders should be aware that the directors and officers of Loma Vista have certain interests in connection with the Amalgamation that may present them with actual or potential conflicts of interest in connection with the Amalgamation. The Loma Vista Board is aware of these interests and considered them along with the other matters described in this Circular. See “The Amalgamation – Interests of Certain Persons in the Amalgamation”.

Loma Vista Shareholders have Dissent Rights in respect of the Amalgamation Resolution. See “The Amalgamation – Dissent Rights” for a summary of the Dissent Procedures under the CBCA and Schedule “G” for the full text of section 190 of the CBCA.

Approval of Amalco Option Plan

At the Loma Vista Meeting, Loma Vista Shareholders will be asked to pass an ordinary resolution to approve the Amalco Option Plan which plan shall come into effect upon completion of the Amalgamation. The Amalco Option Plan is similar in all material respects to the Loma Vista Stock Option Plan. The Amalco Option Plan will authorize the Amalco Board to grant options to purchase Amalco Shares to directors, officers, employees and consultants who are in a position to contribute to the growth and development of Amalco. A copy of the Amalco Option Plan is attached as Schedule “B” to this Circular. A summary of the Amalco Option Plan is available under “The Amalgamation – Amalco Option Plan”.

Accordingly, Loma Vista Shareholders will be asked to approve the ordinary resolution set out below:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF LOMA VISTA, THAT,

1.
Subject to regulatory approval, the Amalco Option Plan, in substantially the form set out in Schedule “B” of the joint management information circular of Loma Vista Capital Inc. (“Loma Vista”) and BitGold Inc. dated February 23, 2015, is hereby approved, such plan to become effective immediately upon completion of the Amalgamation.

2.	The Loma Vista Board is hereby authorized to make any changes to the Amalco Option Plan as may be required by the TSX Venture Exchange or the Canadian Stock Exchange, as applicable.
3.
Notwithstanding the foregoing, the Loma Vista Board is hereby authorized, without further approval of or notice to the Loma Vista Shareholders, to revoke this ordinary resolution at any time prior to the completion of the Amalgamation.

4.
Any one director or officer of Loma Vista is hereby authorized for and on behalf of Loma Vista to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

To be approved, this ordinary resolution set forth below must be approved by a simple majority of the votes cast by Loma Vista Shareholders represented in Person or by proxy at the Loma Vista Meeting who vote in respect of the resolution.

The Loma Vista Board unanimously recommends that Loma Vista Shareholders vote in favour of the ordinary resolution approving the Amalco Option Plan. In the absence of instructions to the contrary, it is intended that the Loma Vista Shares represented by proxies in favour of management nominees will be voted FOR the ordinary resolution. If passed, the ordinary resolution found above will become effective immediately upon completion of the Amalgamation.

BITGOLD MEETING MATTERS

Approval of Amalgamation

One of the principal purposes of the BitGold Meeting is for BitGold Shareholders to consider and, if thought advisable, pass the Amalgamation Resolution. The full text of the Amalgamation Resolution for BitGold Shareholders is set forth in Schedule “A” to this Circular.

For a full description of the Amalgamation and the Amalgamation Agreement see “The Amalgamation”. The full text of Amalgamation Agreement is available on Loma Vista’s SEDAR profile page at www.sedar.com. A description of Loma Vista is contained in the section “Information Concerning Loma Vista”.

The BitGold Board, having considered the fairness of the Amalgamation to all BitGold Shareholders and the factors they have deemed necessary to consider including those set out under the headings “The Amalgamation – Amalgamation Background” and “The Amalgamation - Board Approval and Recommendation” above, have concluded that the Amalgamation is in the best interests of and is fair from a financial point of view to the BitGold Shareholders and unanimously recommends BitGold Shareholders vote FOR the Amalgamation Resolution.

In the absence of instructions to the contrary, it is intended that the BitGold Shares represented by proxies in favour of management nominees will be voted FOR the Amalgamation Resolution. The Amalgamation Resolution must be approved at each of the Meetings by: (i) special resolution (affirmative vote of at least two-thirds (66⅔%) of the votes cast thereon); and at the Loma Vista Meeting by (ii) a majority of votes cast on the Amalgamation Resolution excluding votes cast by certain directors, senior officers and principal securityholders of Loma Vista, as the case may be, due to the Majority of the Minority Shareholder Approval requirements under MI 61-101 (such shares expected to be excluded from voting with respect to the Amalgamation Resolution at the Loma Vista Meeting represent 4,838,500 Loma Vista Shares (or approximately 52.8% of the issued and outstanding Loma Vista Shares). See “The Amalgamation – Canadian Securities Law Matters” and “General Proxy-Related Information – Voting Securities and Principal Holders Thereof”.

In considering the recommendations of the BitGold Board with respect to the Amalgamation, BitGold Shareholders should be aware that the directors and officers of BitGold have certain interests in connection with the Amalgamation that may present them with actual or potential conflicts of interest in connection with the Amalgamation. The BitGold Board is aware of these interests and considered them along with the other matters described in this Circular. See “The Amalgamation – Interests of Certain Persons in the Amalgamation”.

BitGold Shareholders have Dissent Rights in respect of the Amalgamation Resolution. See “The Amalgamation –Dissent Rights” for a summary of the Dissent Procedures under the CBCA and Schedule “G” for the full text of section 190 of the CBCA.

Approval of Amalco Option Plan

At the BitGold Meeting, BitGold Shareholders will be asked to pass an ordinary resolution to approve the Amalco Option Plan which plan shall come into effect upon completion of the Amalgamation. The Amalco Option Plan will authorize the Amalco Board to grant options to purchase Amalco Shares to directors, officers, employees and consultants who are in a position to contribute to the growth and development of Amalco. A copy of the Amalco Option Plan is attached as Schedule “B” to this Circular. A summary of the Amalco Option Plan is available under “The Amalgamation – Amalco Option Plan”.

Accordingly, BitGold Shareholders will be asked to approve the ordinary resolution set out below:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF BITGOLD, THAT,

1.
Subject to regulatory approval, the Amalco Option Plan, in substantially the form set out in Schedule “B” of the joint management information circular of Loma Vista Capital Inc. and BitGold Inc. (“BitGold”) dated February 23, 2015, is hereby approved, such plan to become effective immediately upon completion of the Amalgamation.

2.	The BitGold Board is hereby authorized to make any changes to the Amalco Option Plan as may be required by the TSX Venture Exchange or the Canadian Stock Exchange, as applicable.
3.
Notwithstanding the foregoing, the BitGold Board is hereby authorized, without further approval of or notice to the Loma Vista Shareholders, to revoke this ordinary resolution at any time prior to the completion of the Amalgamation.

4.
4 Any one director or officer of BitGold is hereby authorized for and on behalf of BitGold to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

To be approved, this ordinary resolution set forth above must be approved by a simple majority of the votes cast by BitGold Shareholders represented in person or by proxy at the BitGold Meeting who vote in respect of the resolution.

The BitGold Board unanimously recommends that BitGold Shareholders vote in favour of the ordinary resolution approving the Amalco Option Plan. In the absence of instructions to the contrary, it is intended that the BitGold Shares represented by proxies in favour of management nominees will be voted FOR the ordinary resolution. If passed, the ordinary resolution found above will become effective immediately upon completion of the Amalgamation.

INFORMATION CONCERNING LOMA VISTA

Corporate Structure

The full corporate name of Loma Vista is “Loma Vista Capital Inc.” Loma Vista was incorporated by a Certificate and Articles of Incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) on June 21, 2012. The registered and head office of Loma Vista is located at 390 Bay Street, Suite 806, Toronto, Ontario M5H 2Y2.

Loma Vista has no subsidiaries, and is not the subsidiary of any other company.

Narrative Description of the Business

Until January 9, 2014, Loma Vista was a junior mineral exploration company focused on the exploration, discovery and development of base metal and precious metal mineral deposits in Canada and other parts of the world. Loma Vista’s sole asset was an option to acquire a 100% undivided interest in 26 claim units covering a 416 ha in Meen Lake Area, Patricia Mining Division, Ontario, which collectively comprise the Dorothy Lake Project.

On January 9, 2014, following a determination by the Loma Vista Board that due to a downturn in the junior resource capital markets and the inability to fund exploration in a manner that would be in the best interests of Loma Vista, the Dorothy Lake option was permitted to lapse, and Loma Vista ceased its mineral exploration activities.

Financial Information and MD&A

Additional information relating to Loma Vista, including (i) audited financial statements for the financial years ended September 30, 2014 and 2013, (ii) unaudited interim financial statements for the three-month period ended December 30, 2014, (iii) MD&A for the financial year ended September 30, 2014, and (iv) MD&A for the three months ended December 30, 2014, all of which may be found under Loma Vista’s profile on SEDAR at www.sedar.com.

Inquiries including requests for copies of Loma Vista’s financial statements and MD&A may be directed to the office of Loma Vista at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2.

Description of Securities

The authorized share capital of Loma Vista consists of an unlimited number of Loma Vista Shares. As at the date hereof, there are 9,158,667 Loma Vista Shares issued and outstanding. Additionally, there are 650,000 Loma Vista Options outstanding.

Loma Vista Shares

All Loma Vista Shares rank equally as to dividends, voting powers and participation in the distribution of assets. All Loma Vista Shareholders are entitled to receive notice of any meetings of shareholders, and to attend and cast one vote per Loma Vista Share at all such meetings. Loma Vista Shareholders do not have cumulative voting rights with respect to the election of directors.

Loma Vista Shareholders are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of Loma Vista, are entitled to receive on a pro rata basis the net assets of Loma Vista after payment of liabilities. The Loma Vista Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Loma Vista Options

For more information concerning the Loma Vista Options, see “Information Concerning Loma Vista – Executive Compensation” and “Information Concerning Loma Vista – Stock Option Plan”.

Dividend Policy

There are no restrictions in Loma Vista’s articles or by-laws or pursuant to any agreement or understanding which could prevent Loma Vista from paying dividends. Loma Vista has never declared or paid dividends or distributions on any class of securities. Loma Vista currently intends to retain any future earnings to fund the development and growth of its business and does not intend to pay any cash dividends on the Loma Vista Shares for the foreseeable future. Any decision to pay dividends in the future will be made by the Loma Vista Board on the basis of earnings, financial requirements, and other conditions existing at the time and will be made subject to the provisions Loma Vista’s statute of incorporation.

Prior Sales

During the 12 months preceding this Circular, Loma Vista did not issue or sell any Loma Vista Shares or securities convertible into Loma Vista Shares.

Previous Distributions

Except as set out below, Loma Vista has not distributed any securities during the five years preceding entry by Loma Vista into the Amalgamation Agreement:

Date	Type of Securities	Price Per Security		Number of Securities		Aggregate Proceeds received by Loma Vista
Jun. 21, 2012	Loma Vista Shares(1)	$0.01		1,365,000		$13,650
Jul. 31, 2012	Loma Vista Shares(2)	$0.05		6,127,000	(2)	$306,350
Feb. 20, 2013	Loma Vista Shares(3)	$0.15		1,666,667		$250,000
Feb. 20, 2013	Warrants(4)	$0.15	(5)	166,667		Nil
Feb. 20, 2013	Loma Vista Options(6)	$0.15	(5)	650,000		Nil

Notes:
(1) Issued to the founders and a director of Loma Vista.
(2) Issued pursuant to a private placement.
(3) Issued pursuant to the initial public offering of Loma Vista.
(4) Granted as compensation to Haywood Securities Inc. as agent’s compensation in connection with Loma Vista’s initial public offering.
(5) Exercise price per Loma Vista Share.
(6) On February 20, 2013, a total of 650,000 Loma Vista Options were granted to optionees pursuant to the Loma Vista Option Plan.

Market for Securities

The Loma Vista Shares trade on the CSE under the symbol “LOV”. The following table sets out the high and low trading prices, as well as the trading volume, for the Loma Vista Shares on the CSE for the periods indicated during the 12-month period preceding the date of this Circular:

TRADING PRICE AND VOLUME February 1, 2014 to February 23, 2015
Period	High ($)	Low ($)	Volume
February 1 to 23, 2015(1)	0.08	0.08	Nil
January 2015(1)	0.08	0.08	Nil
December 2014	0.10	0.08	12,500
November 2014	0.11	0.08	263,000
October 2014	0.08	0.08	Nil
September 2014	0.08	0.08	Nil
August 2014	0.13	0.08	175,000
July 2014	0.13	0.08	27,000
June 2014	0.09	0.08	36,640
May 2014	0.09	0.09	33,500
April 2014	0.09	0.09	Nil
March 2014	0.09	0.09	Nil
February 2014	0.09	0.09	Nil
Notes: (1) On January 26, 2015, trading of the Loma Vista Shares was halted pending the announcement of the Amalgamation.

At the close of business on February 20, 2015, the last trading day prior to the date of this Circular, the closing price of the Loma Vista Shares on the CSE was $0.08.

Principal Securityholders

For more information about the principal holders of Loma Vista Shares, which are the only class of voting securities of Loma Vista, see “General Information Respecting the Meetings – Loma Vista Voting Securities and Principal Holders Thereof”.

Directors and Officers

The table below states the name of each person who is a director or officer of Loma Vista, such person’s principal occupation or employment, period of service as a director of Loma Vista, and the approximate number of voting securities of Loma Vista that such person beneficially owns, or over which such person exercises direction or control.

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Position and Tenure	Loma Vista Shares Owned or Controlled (%)(1)(2)
Roy Sebag(2)(3)(4) Tel Aviv District, Israel
President and Chief Executive Officer, BitGold Inc. (2014 to present); President and Chief Executive Officer, Loma Vista Capital Inc. (2013 to present); Founder, Chairman and Chief Executive Officer, Natural Resource Holdings, Ltd. (2010 to 2012); Founder and Managing Partner, Essentia Equity, Ltd. (2004 to 2010)
		President, Chief Executive Officer, Secretary, and Director (Jun. 21, 2012 to present)	2,438,750 (27.1%)
Joshua Crumb(2)(3)(4) British Columbia, Canada
Chief Strategy Officer, BitGold Inc. (2014 to present); President, LEC Minerals Inc. (2011 to Present); Executive Director, Goldman Sachs International (2010 to 2011); Director, Corporate Development, Lundin Mining Corp. (2005 to 2010)
		Director (Jun. 21, 2012 to present)	2,354,750 (25.7%)
Neil Burns(2)(3)(4) British Columbia, Canada	Vice-President, Technical Services, Silver Wheaton Corp. (2012 to present); Director of Geology, Silver Wheaton Corp. (2008 to 2012).	Director since (Jun. 21, 2012 to present)	170,000 (1.9%)
Daniel Crandall Ontario, Canada	Manager, Marrelli Support Services Inc. (2013 to present); Manager, Collins Barrow Toronto LLP (2006 to 2013)	Chief Financial Officer (Jul. 26, 2012 to present)	Nil

Notes:
(1) Information about principal occupation, business or employment and number of Loma Vista Shares beneficially owned, directly or indirectly, or over which control or direction is exercised is not within the direct knowledge of management and has been furnished by the respective nominees.
(2) Member of the Audit Committee. Mr. Burns is the Chair.
(3) Member of the Nominating and Corporate Governance Committee. Mr. Burns is the Chair.
(4) Member of the Compensation Committee. Mr. Burns is the Chair.

As of the date of this Circular, the officers and directors of Loma Vista as a group, directly or indirectly, beneficially own or exercise control or direction over 5,008,500 Loma Vista Shares representing approximately 54.7% of the issued and outstanding Loma Vista Shares.

Roy Sebag, Joshua Crumb, and Neil Burns have been nominated by Loma Vista to stand for re-election to the board of Loma Vista, to hold office until the next annual meeting of Loma Vista Shareholders or until their successors are elected or appointed. See “Loma Vista Meeting Matters – Election of Directors”. If the Amalgamation is completed, Roy Sebag and Joshua Crumb will continue as directors of Amalco. See “The Amalgamation – Effects of the Amalgamation” and “Information Concerning Amalco – Directors and Officers”.

For profile information regarding each of Roy Sebag, Joshua Crumb, and Daniel Crandall, see Information Concerning Amalco – Directors and Officers”. Profile information for Neil Burns is set forth below:

Neil Burns, Director

Neil Burns has been a director of Loma Vista since August 2012 and devotes approximately 5% of his time to Loma Vista. He is a geologist with over 19 years of exploration, mining, and resource evaluation experience in the Americas, Europe and Africa. He currently serves as Vice-President, Technical Services of Silver Wheaton Corp., a position he has held since January 2012 after joining the company in 2008 as Director of Geology with a primary focus on evaluating potential silver stream opportunities. Prior to Silver Wheaton Corp., he held various positions in the mining industry, including Corporate Resource Geologist and Project Geologist for Lundin Mining Corporation, Resource Consultant for Snowden Mining Industry Consultants (now Snowden Group), and Senior Mine Geologist at several operating mines for Breakwater Resources Ltd. Mr. Burns holds a Master’s of Science degree in geology from Queen’s University and a Bachelor of Science degree from Dalhousie University, and is a registered P. Geo. with APEGBC.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Loma Vista is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer, of any company (including Loma Vista) that:

(a)
while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or officer of Loma Vista (or any personal holding company of any such individual):

(a)
is at the date hereof, or has been within the previous 10 years, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

No director or officer of Loma Vista (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the officers and directors of Loma Vista also serve as directors and/or officers of other companies that n are engaged in the identification and evaluation, with a view to potential acquisition of interests in businesses and corporations, and consequently, there exists the possibility for such officers or directors to be in a position of conflict. Conflicts, if any, arising in respect of Loma Vista’s directors and officers will be subject to the procedures and remedies under the CBCA.

Indebtedness of Directors and Executive Officers

None of Loma Vista’s directors or executive officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to Loma Vista at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Circular.

Executive Compensation

Named Executive Officers

At the end of Loma Vista’s most recently completed financial year, being the year ended September 30, 2014, Loma Vista had the following two NEOs: Roy Sebag, President, Chief Executive Officer, and Secretary; and Daniel Crandall, Chief Financial Officer.

Compensation Committee

The Compensation Committee of the Loma Vista Board (for the purposes of this section, the “Compensation Committee”) is comprised of three Directors, namely Neil Burns (Chair), Joshua Crumb and Roy Sebag. Messrs. Burns and Crumb are independent within the meaning of NI 52-110. Mr. Sebag is not considered independent because he is an officer of Loma Vista.
The Compensation Committee’s purpose is, among other things, to: (i) review and recommend to the Loma Vista Board compensation plans, including securities-based compensation plans, long-term incentive plans, and such other compensation plans or structures as are adopted by Loma Vista from time to time; and (ii) establish and periodically review Loma Vista’s policies in the area of management benefits and perquisites. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties.

All Compensation Committee members have direct or indirect experience that is relevant to their responsibilities in executive compensation. In their roles as members of the Compensation Committee and as current or former senior executive officers, each member of the Compensation Committee has developed skills and experience in executive compensation issues which enable them as a group to make decisions on the suitability of Loma Vista’s compensation policies and practices.

Compensation Process

The Loma Vista Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for Loma Vista’s executive officers. Neither Loma Vista nor the Compensation Committee currently has, or has had at any time since incorporation, any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the NEOs’ compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Stock Option Plan) and recommends the NEOs’ compensation packages. The Compensation Committee’s recommendations regarding NEO compensation are presented to the independent members of the Loma Vista Board for their consideration and approval.

Compensation Program

Principles and Objectives of the Compensation Program

The primary goal of Loma Vista’s executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to Loma Vista’s senior officers is determined with regard to Loma Vista’s business strategy and objectives and financial resources, with the view of aligning the financial interests of the senior officers with those of the Shareholders.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for Loma Vista’s senior officers are composed of the following elements, which are linked to Loma Vista’s compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and retain	Competitive pay ensures access to the skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

Base Salaries and Consulting Fees

Loma Vista may provide senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. The amount of base salary is determined through negotiation of employment terms with each NEO and is determined on an individual basis by the need to attract and retain talented individuals. In determining base salaries, the following factors are considered: experience, scope of responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness, and Loma Vista’s existing financial resources. Base salaries are be reviewed annually by the Compensation Committee.

While base salary is intended to fit into Loma Vista’s overall compensation objectives by serving to attract and retain talented executive officers, the size of Loma Vista and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally. Given the stage of Loma Vista’s business and operations, it did not benchmark against a peer group of companies.

During the financial year ended September 30, 2014, no base salaries or consulting fees were paid to any of the NEOs, except for $7,500 paid to Marrelli Support Services Inc. (“MSSI”) to provide the services of Daniel Crandall as Chief Financial Officer of Loma Vista. See “Information Concerning Loma Vista – Executive Compensation – External Management Contracts”.

Stock Options

Stock option grants are an integral component of the compensation arrangements of the executive officers of Loma Vista. The Loma Vista Board believes that the grant of options to executive officers and share ownership by such officers serves to motivate such officers to strive towards achievement of Loma Vista’s long-term strategic objectives, which will benefit all Shareholders. Options are awarded to employees, including NEOs, at the Loma Vista Board’s discretion, on the basis of the recommendations of the Compensation Committee. Decisions with respect to options granted are based upon the individual’s level of responsibility and their contribution towards Loma Vista’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Loma Vista Board considers the overall number of options that are outstanding relative to the number of outstanding Loma Vista Shares in determining whether to make any new grants of options and the size of such grants.

During the financial year ended September 30, 2014, Loma Vista did not grant any options.

Performance and Compensation

During the financial year ended September 30, 2014, Loma Vista was an early-stage mineral exploration company, and did not expect to generate revenues from operations. As a result, the use of traditional performance standards, such as corporate profitability, was not considered by the Compensation Committee to be appropriate in the evaluation of corporate or NEO performance. The compensation of senior officers is based, in part, on trends in the mineral exploration industry as well as achievement of Loma Vista’s business plans. The Loma Vista Board did not establish any quantifiable criteria during the financial year ended September 30, 2014, with respect to base compensation payable or the amount of equity compensation granted to NEOs, and did not benchmark against a peer group of companies.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. Loma Vista believes the programs are balanced and do not motivate unnecessary or excessive risk taking.

Loma Vista does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of Loma Vista, as of the date of hereof, no director or NEO of Loma Vista has participated in the purchase of such financial instruments.

If base salaries were awarded, they would be fixed in amount and thus would not encourage risk taking.

Stock option awards align NEOs’ interests with those of the Shareholders. The ultimate value of the awards is tied to Loma Vista’s stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied into long-term stock price performance.

External Management Contracts

MSSI provides the services of Daniel Crandall as Chief Financial Officer of Loma Vista at a rate of $1,000 per month plus an hourly fee of $150 pursuant to an informal agreement. In addition, MSSI also provides bookkeeping services to Loma Vista. Mr. Crandall is employed by MSSI, and is not an employee of BitGold.

Summary Compensation Table for NEOs

The following tables provides information regarding NEO compensation for Loma Vista the financial years ended September 30, 2014, and September 30, 2013:

					Non-equity incentive plan compensation
Name and principal position	Financial Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Annual incentive plans	Long-term incentive plans(2)	All other compen-sation ($)	Pension value ($)	Total compensation ($)
Roy Sebag	2014	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
President & Chief Executive Officer(3)	2013	Nil	N/A	33,233(4)	N/A	N/A	N/A	N/A	33,233

Daniel Crandall	2014	Nil(5)	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Chief Financial Officer	2013	N/A	N/A	6,647(4)	N/A	N/A	N/A	N/A	6,647

Notes:
(1) Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Loma Vista’s share and option-based awards.
(2) “Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.
(3) Mr. Sebag also serves as a director of Loma Vista.
(4) On February 20, 2013, 650,000 Loma Vista Options were granted to certain directors and officers at an exercise price of $0.15 and an expiry date of February 20, 2019, of which Mr. Sebag received 250,000 and Mr. Crandall received 50,000. The grant date fair value of these options was estimated at $0.13 per Loma Vista Option, assuming a forfeiture rate of 0%, dividend yield of 0%, volatility of 140%, a risk-free interest rate of 1.46% and an expected life of 5 years. The grant date fair value assigned to all of the options granted was $86,405.
(5) Loma Vista incurred an aggregate total of $7,500 in fees payable to MSSI for the services of Daniel Crandall to act as Chief Financial Officer of Loma Vista. See “Information Concerning Loma Vista – Executive Compensation – External Management Contracts”.

Incentive Plan Awards to NEOs

Outstanding Option-based and Share-based Awards

The following table sets out the outstanding option-based awards for each NEO as at September 30, 2014:

Name	No. of Loma Vista Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Roy Sebag	250,000	$0.15	Feb. 20, 2018	Nil
Daniel Crandall	50,000	$0.15	Feb. 20, 2018	Nil
Notes:
(1) Calculated using the closing price of the Loma Vista Shares on the CSE on September 30, 2014 of $0.08 and subtracting the exercise price of in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Loma Vista Shares on the date of exercise.
Loma Vista did not make any share-based award to any NEO during the financial year ended September 30, 2014, and there are no share-based awards outstanding.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO during the financial year ended September 30, 2014:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Roy Sebag	Nil	N/A	N/A
Daniel Crandall	Nil	N/A	N/A

Notes:
(1) Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of shares at exercise and the exercise price of the options on the vesting date).

Pension Plan Benefits

As at the date of this Circular, Loma Vista does not have a pension plan.

Termination and Change of Control Benefits

As at the date hereof, there are no agreements, compensation plans, contracts or arrangements whereby a NEO is entitled to receive payments from Loma Vista in the event of (i) the resignation, retirement or other termination of the NEO’s employment with Loma Vista, (ii) a change of control of Loma Vista, or (iii) a change in the NEO’s responsibilities following a change of control.

Director Compensation

As of the date hereof, the Loma Vista Board has not adopted a cash compensation program for its directors with respect to general directors’ duties, meeting attendance or for additional service on Board committees. However, directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors.

Directors may receive option grants as pursuant to the Loma Vista Option Plan. Options are granted at the discretion of the Loma Vista Board upon the recommendations of the Compensation Committee. The exercise price of such options is determined by the Loma Vista Board, but shall in no event be less than the market price of the Loma Vista Shares at the time of the grant of the options, less any permissible discounts pursuant to the Loma Vista Option Plan and the policies of the stock exchange on which the Loma Vista Shares are listed.

The following table provides information regarding compensation paid to Loma Vista’s directors, other than the NEOs, during the financial year ended September 30, 2014:

Name(1)	Fees Earned ($)	Share-based awards($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total(2) ($)
Joshua Crumb	N/A	N/A	Nil	N/A	N/A	N/A	Nil
Neil Burns	N/A	N/A	Nil	N/A	N/A	N/A	Nil

Notes:
(1) Roy Sebag was a director and NEO during the year ended September 30, 2014. Any compensation received by Mr. Sebag in his capacity as a Director is reflected in the Summary Compensation Table for NEOs.
(2) This table does not include any amount paid as reimbursement for expenses.

Incentive Plan Awards to Directors

Outstanding Share Awards and Option Awards

The following table sets out the outstanding option-based awards for each director as at September 30, 2014:

Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Joshua Crumb	250,000	0.15	Feb. 20, 2018	Nil
Neil Burns	100,000	0.15	Feb. 20, 2018	Nil
Notes:
(1) Calculated using the closing price of the Loma Vista Shares on the CSE on September 30, 2014 of $0.08 and subtracting the exercise price of in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Loma Vista did not make any share-based awards during the financial year ended September 30, 2014, and there are no share-based awards outstanding.
Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended September 30, 2014:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Joshua Crumb	Nil	N/A	N/A
Neil Burns	Nil	N/A	N/A

Notes:
(1) Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of shares at exercise and the exercise price of the options on the vesting date).

Securities Authorized for Issuance under Equity Compensation Plans

Loma Vista Stock Option Plan

Loma Vista’s incentive stock option plan, adopted December 3, 2012 (the “Loma Vista Option Plan”), is Loma Vista’s only equity compensation plan. The Loma Vista Option Plan is a rolling stock option plan, under which 10% of the outstanding Loma Vista Shares at any given time are available for issuance thereunder. The purpose of the Loma Vista Option Plan is to advance the interests of Loma Vista by (i) providing optionee employees, officers, directors, or consultants of Loma Vista with additional performance incentive; (ii) encouraging Loma Vista Share ownership by the optionees; (iii) increasing the proprietary interest of the optionees in the success of Loma Vista; (iv) encouraging the optionees to remain with Loma Vista; and (v) attracting new employees, officers, directors and consultants to Loma Vista.

The Loma Vista Option Plan is similar in all material respects to the proposed Amalco Option Plan. See “The Amalgamation – Stock Option Plan”.

Equity Compensation Plan Information

The following table provides details of the equity securities of Loma Vista authorized for issuance as of the financial year ended September 30, 2014, pursuant to the Loma Vista Option Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	650,000 Loma Vista Shares	$0.15	265,867 Loma Vista Shares(2)
Total	650,000(3)		1,136,009 Loma Vista Shares

Notes:
(1) Loma Vista’s only equity compensation plan is the Loma Vista Option Plan, a rolling stock option plan. The number of shares which may be reserved for issuance under the Loma Vista Option Plan is limited to 10% of the issued and outstanding Loma Vista Shares on the options grant date.
(2) Based on a total of 915,867 options issuable pursuant to the Loma Vista Option Plan as of the date of this Circular.
(3) Representing approximately 7.1% of the issued and outstanding Loma Vista Shares as of the date of this Circular.

Indebtedness of Directors and Executive Officers

No director, executive officer, or employee of Loma Vista or any of its subsidiaries, former director, executive officer, or employee of Loma Vista or any of its subsidiaries, proposed nominee for election as director of Loma Vista, or any associate of any of the foregoing, (i) has been or is indebted to Loma Vista or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by Loma Vista or any of its subsidiaries.

Audit Committee

The audit committee of the Loma Vista Board (the “Loma Vista Audit Committee”) is responsible for monitoring Loma Vista’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of Loma Vista’s external auditors. The committee is also responsible for reviewing Loma Vista’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Loma Vista Board.

Audit Committee Charter

The full text of the Loma Vista Audit Committee Charter is attached hereto as Schedule “C”.

Composition of the Loma Vista Audit Committee

The members of the Loma Vista Audit Committee are Neil Burns (Chair), Joshua Crumb and Roy Sebag. Messrs. Burns and Crumb are “independent” of Loma Vista within the meaning of NI 52-110. Mr. Sebag is not independent as he is an officer of Loma Vista, and thereby has a “material relationship” (as defined in NI 52-110) with Loma Vista. All members of the Loma Vista Audit Committee are financially literate (as defined in NI 52-110).

Relevant Education and Experience

The following table summarizes the relevant education and experience of the members of the Loma Vista Audit Committee:

Name of Member	Education	Experience
Neil Burns (Chair)	B.Sc., Dalhousie University M.Sc., Queen’s University
Mr. Burns is a geologist with over 19 years of exploration, mining, and resource evaluation experience. He has served as Vice President, Technical Services at Silver Wheaton Corp., a role in which his primary focus was on the evaluation of potential silver streaming opportunities.

Joshua Crumb	B.Eng. (Civil), Colorado School of Mines M.Sc. (Mineral Economics), Colorado School of Mines
Mr. Crumb has experience advising companies on how to be cost-competitive and profitable. He is an engineer and mineral economist whose career has included roles in project/construction management, engineering design, corporate development, and metals market research and strategy. Mr. Crumb was previously the Senior Metals Strategist at Goldman Sachs International. Prior to that he served in a variety of other financial roles in the mining industry, and has corporate governance experience, sitting on the board of directors of several other public companies.

Roy Sebag	No post-secondary education
Mr. Sebag brings financial management and risk assessment experience to the Loma Vista Board. In 2004 he founded Essentia Equity, Ltd., a value-oriented investment company that focused on in event-driven contrarian investment opportunities in global public equities. Mr. Sebag was the Managing Partner of Essentia until 2010 and is currently the Founder, Chairman and Chief Executive Officer of Natural Resource Holdings, Ltd., a Tel Aviv Stock Exchange-listed holding company engaged in the acquisition, development and ownership of natural resource assets in North America.

Audit Committee Oversight

During the financial year ended September 30, 2014, there was no recommendation of the Loma Vista Audit Committee to nominate or compensate an external auditor that was not adopted by the Loma Vista Board.

Pre-Approval Policies and Procedures

The Loma Vista Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its charter.

External Auditor Service Fees

The following table discloses the service fees billed to Loma Vista by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Sep. 30, 2014	$8,500	$0	$1,500	$0
Sep. 30, 2013	$10,000	$1,500	$3,000	$0

Notes:
(1) The aggregate fees billed for professional services rendered by the auditor for the audit of Loma Vista’s annual financial statements.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Loma Vista’s financial statements and that are not disclosed in the “Audit Fees” column
(3) Aggregate fees billed for tax compliance, tax advice and tax planning professional services.
(4) No other fees were billed by Loma Vista’s auditor other than those listed in the other columns.

Exemption

Since Loma Vista is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S., or a market outside of Canada and the U.S.), it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Statement of Corporate Governance

The Loma Vista Board and senior management consider good corporate governance to be central to the effective and efficient operation of Loma Vista. The Loma Vista Board is committed to a high standard of corporate governance practices. The Loma Vista Board believes that this commitment is not only in the best interest of the Loma Vista Shareholders, but that it also promotes effective decision making at the Loma Vista Board level.

The following is a description of Loma Vista’s corporate governance practices.

Board of Directors

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) defines an “independent” director as one who has no direct or indirect “material relationship” with the issuer. A “material relationship” is as a relationship which could, in the view of the Loma Vista Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Loma Vista Board believes that it functions independently of management, and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Loma Vista Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in the Canadian Securities Administrators’ National Policy 58-201 - Corporate Governance Guidelines, the Loma Vista Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

The Loma Vista Board is currently comprised of three directors being Roy Sebag, Neil Burns and Joshua Crumb. Messrs. Burns and Crumb are independent within the meaning of NI 58-101. Mr. Sebag is not independent as he is an officer of Loma Vista and thereby has a “material relationship” with Loma Vista.

Other Public Company Directorships

The following table sets forth the directors of Loma Vista who currently hold directorships with other reporting issuers:

Name of Director	Reporting Issuer
Roy Sebag	Natural Resource Holdings, Ltd. (TASE)
Joshua Crumb	Silver Bull Resources Inc. (TSX), Zazu Metals Corp. (TSX)

Orientation and Continuing Education

New directors receive an orientation on the role of the Loma Vista Board, its committees, and the nature and operation of Loma Vista’s business, which consists of the following:

●	an orientation session with senior officers to receive an overview Loma Vista’s business and affairs;
●	an orientation session with the chair of each standing committee; and
●	an orientation session with legal counsel and the representatives of Loma Vista’s auditors.

Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments. The Chief Executive Officer of Loma Vista takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The Loma Vista Board has adopted a written code of business conduct and ethics to encourage and promote a culture of ethical business conduct amongst all of the directors, officers, employees and consultants of Loma Vista. Copies of the Code of Conduct are available upon written request from the Chief Executive Officer or Chief Financial Officer of Loma Vista. The Nominating and Corporate Governance Committee (for the purposes of this section, the “Nominating Committee”) is responsible for ensuring compliance with Loma Vista’s Code of Conduct. There have been no departures from Loma Vista’s Code of Conduct since its adoption.

In addition to those matters which, by law, must be approved by the Loma Vista Board, the approval of the Loma Vista Board is required for Loma Vista’s annual business plan and budget, major acquisitions or dispositions by Loma Vista, transactions that are not in the ordinary course of Loma Vista’s business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a directors or officer has a material interest, all such matters are considered and approved by an independent committee. Any interested directors would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of the Loma Vista Board in which matters giving rise to such conflict are considered.

Loma Vista believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by Loma Vista’s employees and contractors.

Nomination of Directors

The Nominating Committee of the Loma Vista Board is responsible for the appointment and assessment of directors.

The Nominating Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Loma Vista Board. When considering candidates for directorships, the Nominating Committee takes into account a number of factors including, but not limited to, the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

●	personal qualities and characteristics, accomplishments and reputation in the business community;
●	current knowledge and contacts in the countries and/or communities in which Loma Vista does business and in Loma Vista’s industry sectors or other industries relevant to Loma Vista’s business; and
●	the ability and willingness to commit adequate time to Board and committee matters, and to be responsive to the needs of Loma Vista;

The Loma Vista Board will periodically assess the appropriate number of directors on the Loma Vista Board and whether any vacancies on the Loma Vista Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Loma Vista Board is expanded, the Nominating Committee will consider multiple potential candidates. Candidates may come to the attention of the Nominating Committee through current directors or management, Loma Vista Shareholders, or other persons. These candidates will be evaluated at a regular or special meeting of the Nominating Committee, and may be considered at any point during the year.

The Nominating Committee considers candidates for directorships by annual review of the credentials of nominees standing for re-election to be named in management’s proxy materials. The annual review considers an evaluation of the effectiveness of the Loma Vista Board and the performance of each director, the continuing validity of the credentials underlying the appointment of each Director, and continuing compliance with the eligibility rules under applicable conflict of interest guidelines.

The Nominating Committee, whenever considered appropriate, may direct the chairman to advise each nominee director, prior to appointment to the Loma Vista Board, of the credentials underlying the recommendation of such nominee director’s candidacy. The Nominating Committee may recommend to the Loma Vista Board, at the annual meeting of the Loma Vista Board, the allocation of directors to each of the Loma Vista Board committees, and where a vacancy occurs at any time in the membership of any committee, the Nominating Committee may recommend to the Loma Vista Board a member to fill such vacancy. The Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify nominee director candidates, including the sole authority to approve fees and other terms of such retention. The Nominating Committee monitors on a continuing basis, and whenever considered appropriate makes recommendations to the Loma Vista Board concerning, the corporate governance of Loma Vista.

Compensation

The Compensation Committee of the Loma Vista Board reviews the compensation of the directors and senior officers of Loma Vista, and reviews and makes recommendations to the Loma Vista Board regarding stock option grants to directors and senior officers, compensation for senior officers, and Directors’ fees, if any, from time to time. Senior officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of Loma Vista. The form and amount of cash compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

●
compensation should be commensurate with the time spent by senior officers and directors in meeting their obligations and should be reflective of the compensation paid by companies similar to Loma Vista in size, business and stage of development; and

●
the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

Other Board Committees

The Loma Vista Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating Committee.

Assessments

The Loma Vista Board does not consider formal assessments useful given the stage of Loma Vista’s business and operations. However, the chairman of the Loma Vista Board meets annually with each Director individually to discuss such Director’s contributions, and those of the other directors. When needed, time is set aside at a meeting of the Loma Vista Board for a discussion regarding the effectiveness of the Loma Vista Board and its committees. If appropriate, the Loma Vista Board then considers procedural or substantive changes to increase the effectiveness of the Loma Vista Board and its committees. On an informal basis, the chairman of the Loma Vista Board is also responsible for reporting to the Loma Vista Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating Committee. A more formal assessment process will be instituted as, if, and when the Loma Vista Board considers it to be necessary.

Legal Proceedings

There are no outstanding legal proceedings material to Loma Vista to which Loma Vista is a party or to which any of its properties are subject, nor are there any such proceedings known to Loma Vista to be contemplated.

Auditor, Transfer Agent and Registrar

Loma Vista’s auditor is McGovern Hurley Cunningham LLP, 2005 Sheppard Avenue East, North York, Ontario, M2J 5B4.

The transfer agent and registrar for the Loma Vista Shares is Capital Transfer Agency Inc., 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1.

Material Contracts

Loma Vista has not entered into any material contracts, except in the ordinary course of business, other than the Amalgamation Agreement, a copy of which is available for inspection without charge at the offices of Peterson & Company LLP, 390 Bay Street, Suite 806, Toronto, Ontario M5H 2Y2, during ordinary business hours until the date of the Loma Vista Meeting and for a period of 30 days thereafter, and on SEDAR at www.sedar.com at all times.

INFORMATION CONCERNING BITGOLD
Corporate Structure

BitGold was incorporated on August 14, 2014 under the laws of the Province of Ontario. BitGold’s registered and head office is located at 334 Adelaide St. West, 3rd Floor, Toronto, Ontario M5V 1R4.

Pursuant to articles of amendment dated December 3, 2014, BitGold removed restrictions on the transfer of BitGold Shares, removed the limit on the number of shareholders, and to split its then-existing common shares on the basis of 30 post-split shares for each 1 pre-split share (the “Stock Split”). In this Circular, unless otherwise noted, all references to “BitGold Shares” are stated on a post-Stock Split basis.

On December 30, 2014, shareholders of BitGold approved a continuance of BitGold from the laws of Ontario to the federal laws of Canada. Articles of continuance to effect this continuance of BitGold will be filed and become effective before the BitGold Meeting.

Intercorporate Relationships

BitGold has two wholly-owned subsidiaries: BitGold Vault Inc. and GoldVault Limited.

BitGold Vault Inc. was incorporated under the OBCA on September 16, 2014. On December 30, 2014, BitGold approved a continuance of BitGold Vault Inc. from the laws of Ontario to the federal laws of Canada. Articles of continuance to effect this continuance of BitGold Vault Inc. will be filed and become effective before the BitGold Meeting. The registered and head office of BitGold Vault Inc. is located at 390 Bay Street, Suite 806, Toronto, Ontario M5H 2Y2. BitGold Vault Inc. manages the vault operations of BitGold.

GoldVault Limited was incorporated under the Companies Act 1931 to 2004 (Isle of Man) on January 15, 2015. The registered and head office of GoldVault Limited is located at Clinch’s House, Lord Street, Douglas, Isle of Man, IM99 1RZ. GoldVault Limited is a payment processing intermediary between debt card processors and segregated GoldVault Limited bank accounts.

Narrative Description of the Business

BitGold is a development stage internet technology and money service business that aims to make gold accessible and useful in digital payments and secure savings. BitGold’s globally-scalable internet platform uses proprietary technology to combine a gold-vault service with payment processing infrastructure in an “online banking” like environment, providing innovative solutions to the challenge of transacting with fully allocated and securely vaulted gold.

BitGold services customers through the internet with a platform to purchase vaulted gold using a variety of electronic payment methods, while also providing transaction capability through gold to gold payments, debit card spending, merchant invoicing, and physical redemption services.

Gold acquired by customers through the BitGold platform is stored in vaults administered by The Brink’s Company, and is insured in conjunction with Lloyd’s of London. Customers can chose from six different Brink’s vault locations to securely store gold between transactions: Toronto, New York, London, Hong Kong, Singapore or Zurich, with other global locations to be added in the future. All gold is “allocated”, meaning that it is acquired as specific, uniquely numbered, physical pieces of gold, which are owned by the customer.

BitGold accounts will be free and convenient to open by customers in eligible markets as long as applicable regulatory requirements, such as AML and KYC requirements, are met. The BitGold platform is being developed in 20 languages with compatibility for 160 global reference currencies.

BitGold is a Canadian corporation with offices in Toronto, Canada, and Milan, Italy. BitGold has partnered with established professionals in auditing, vault security and web security, and bullion dealing, and is committed to maintaining high legal and regulatory compliance standards, including AML and KYC compliance.

The origins of the BitGold business model were derived from its founders’ mission to better the world by democratizing access to a stable unit of account and store of value. BitGold does not disguise its dual-purpose intention to improve the greatest number of lives along the pursuit of increasing shareholder value. As such, BitGold’s business strategy prioritizes its long-term goal of increasing the value of the service to the greatest number of BitGold users over short term goals such as maximizing return on accounts. Management believes that pursuit of this goal is fundamentally in the best interests of BitGold, and will maximize value for its shareholders in the long-term.

BitGold’s systems are in a beta testing phase, and it has not yet carried on active operations and it does not currently have any customers. Investing in new technologies and in gold has inherent risks. See “Information Concerning BitGold - Risk Factors”.

Business Strategy

BitGold believes there to be a significant market potential across geographic, demographic, and income categories for a transaction-accessible savings account based on gold as a store of value. By using its proprietary technology platform to link existing global payment settlement infrastructure to a secure gold vault storage service, BitGold aims to make gold accessible in micro amounts and easy to acquire, store, and spend, thereby making it useful for everyday transactions and accessible to a broader market.

The BitGold platform has dual functionality in savings and payments, and BitGold intends to grow its customer base and assets in both market segments in eligible markets.

The market for global payments and money transfers is large and growing, primarily driven by increasing globalization of economies and cross-border movement of people, capital, and technology based services. BitGold believes that gold as a globally recognized, globally liquid commodity with extremely low storage costs, is well positioned to be a limited counterparty asset used in payments nearly anywhere on the planet. BitGold aims to unlock and grow the market potential of gold and eliminate short-comings that have traditionally made it impractical to use for every-day transactions, through a unique combination of physical security, technological innovation, and convenience. Management believes that the BitGold brand and platform have the potential to attract a wide variety customers, and to become seamlessly integrated into its users’ overall financial transaction and investment activities.

BitGold is not a bank and does not fractionally reserve assets or engage in lending or credit of debt-based sovereign monies. BitGold provides customers unprecedented simplicity in acquiring, storing, and transacting with a fully-reserved, internationally-neutral commodity, enabling limited counterparty payments-risk in a volatile cross-border payments market. Because the gold market is global in nature, including significant gold market share in key emerging markets such as China and India, BitGold expects to benefit from the scalability of Internet based services, and the reach of Internet based marketing and traffic acquisition. BitGold’s ability to expand internationally will depend in part on its ability to satisfy applicable legal and regulatory requirements in countries where it proposes to offer its services. See “Information Concerning BitGold – Risk Factors”.

BitGold’s revenue model is driven by internet-scalable transaction velocity, where BitGold makes small gold conversion fees through the embedded “best bid or offer”, or “BBO” markup every time gold is bought and sold (account funding, withdrawals, debit card purchases, ATM deposits), and through merchant fees. BitGold management also believes that there is value in the long-term relationships it seeks with its users.

Platform Features and Functionality

The BitGold technological platform builds on the existing financial infrastructure of gold-bullion vaults, online bank accounts, interbank payment systems, debit cards, and digital currency infrastructure to create a global payments and transactional-savings platform. BitGold delivers a product suited for individuals, small businesses, online merchants, and others currently underserved by traditional savings security or payment mechanisms. The BitGold platform is being developed to provide the following customer services:

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Vault Account and Free Gold Storage. BitGold users create and fund their accounts by purchasing physical gold through BitGold’s website (www.bitgold.com). Upon conversion of fiat or digital currency into gold, the BitGold customer acquires ownership of a specifically allocated piece of physical gold, which becomes the customer’s legal property. Customers’ allocated gold is held in custody and managed by The Brink’s Company in one of six global locations (Toronto, New York, London, Hong Kong, Singapore or Zurich, at the customer’s option), and is insured by Lloyd’s of London. This legal and physical chain of custody is believed as essential to establish BitGold as a trusted platform for both digital values and vaulted physical gold. Users may purchase gold using a variety of electronic payment methods, send and receive gold payments to and from other users within the platform, spend gold with a BitGold debit card through the debit card payment network, redeem gold physically or redeem (i.e. sell) gold back with multiple payment options.

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Account Funding Methods. Through the BitGold online platform users are able to acquire or redeem (sell) gold through a variety of direct deposit and credit card payment networks, international and bank wire transfers, Bitcoin (and other major crypto currencies to be determined). See “Information Concerning BitGold –Narrative Description of the Business – Flow of Funds to a BitGold Account”.

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BitGold Debit Cards. BitGold users may spend directly with debit cards sponsored by BitGold at accepted debit card vendor point of sale (POS) locations. Users can also withdraw local currency from any conventional ATM servicing the debit card issuer network. At the time of the transaction, a user’s vault balance will be automatically debited in BitGold, corresponding to the conversion or exchange rate between gold and the currency in which the user is using their BitGold debit card to complete the transaction. With the BitGold debit card, users can shop online, withdraw funds from traditional ATMs and use their debit card around the world in exactly the same manner as a conventional debit card.

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Physical Gold Redemptions and BitGold GoldCubes. Users are able to redeem their physical gold from BitGold vaults in the form of kilogram bars, or order gold for insured delivery in the form of 10g cubes.

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BitGold for Payments. BitGold users are able to send and receive payments to and from other platform users free of transaction charges. Users are also able to send gold as payments to non-BitGold users via email and text message, with the payment pending transfer until new-user signup.

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BitGold for Sellers and Merchants. The BitGold merchant and invoicing service allows users to earn gold in their BitGold account by billing for time, labour, goods or services. Merchants can send an invoice and collect payments from users from all connected funding methods.

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BitGold Automated Teller Machines (ATMs). BitGold plans to offer users the ability to deposit and convert up to 100 different fiat currencies into gold at select BitGold ATMs, which will be instantaneously credited to their vault balance. BitGold will seek co-venture arrangements with non-financial institution ATM operators.

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BitGold Digital Currency Transactions, Physical Gold Storage for Digital Values. The BitGold platform allows the users to participate in electronic currency systems such as Bitcoin, Ripple, and others. Conversions to virtual currencies may be made to BitGold and back again, to allow for payments and receipts in virtual currencies, and to provide a physical and offline value storage mechanism for the digital currency economy.

●	Review Platform Transactions. BitGold users can log onto their accounts and instantaneously review platform transaction history in a fast and convenient “online banking” like environment.
●	Tax Compliance. BitGold is a tax and anti-money laundering compliant platform that provides users with a tool for end of year profit and loss calculations on their gold position.
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User Support. The BitGold platform provides all-encompassing User Support Solutions related to accounts, website navigation and technical questions. There are four main initial service funnels: telephone support, live chat, email, and online content.

BitGold’s systems are in a beta testing phase, and it has not yet carried on active operations and it does not currently have any customers. Investing in new technologies and in gold has inherent risks. See “Information Concerning BitGold - Risk Factors”.

Flow of Funds to a BitGold Account

In order to make any deposits and electronic withdrawals from a BitGold account, the customer will require access to conventional online banking and BitGold sponsored ATMs, which are subject to the money laundering and security measures of those financial institutions and the jurisdictions in which they operate, or to other “virtual wallets” (such as PayPal, Bitcoin, Ripple, and others), which may or may not be regulated. See “Information Concerning BitGold - Risk Factors”.

It will not be possible to directly deposit cash to a BitGold account. BitGold does not take deposits, and BitGold does not offer contracts for difference, foreign exchange contracts or over-the-counter derivatives as described in OSC Staff Notice 91-702 – Offering of Contracts for Difference and Foreign Exchange Contracts to Investors in Ontario. Transactions with a BitGold account are for the purchase of gold which is owned by the customer. With respect to the business of BitGold: (i) gold bullion held in the account of a customer is not a deposit with BitGold and a BitGold account is not a bank account; (ii) the amount in a BitGold account does not constitute evidence of indebtedness or liability by BitGold to a customer, except to comply with instructions from the customer in relation to transactions initiated by the customer as provided for in such customer agreement as is in effect from time to time; (iii) there is no interest payable to the customer on any amount in the customer’s BitGold account; and (iv) the amount in a customer’s BitGold account is not insured by the Canada Deposit Insurance Corporation or any such other deposit insurance. The website operated by BitGold and the services provided by BitGold do not constitute a trading of, or an exchange in, securities, investment contracts or any document, instrument or writing commonly known as a “security”, at law or otherwise. See “Information Concerning BitGold – Risk Factors”.

Gold Trading Protocols, Methods & Revenue Model

AURUM technology is BitGold’s patent pending Internet platform. AURUM functions as a consolidated order-book and trade engine obtaining pricing feeds from precious metals dealers, bullion banks, and refiners that quote bid/ask spreads in various vaults around the world. The consolidated feed results in a best bid or best offer (“BBO”) which is then distributed to the BitGold platform for all transaction events.

The BBO includes a markup which is the profit BitGold earns on each transaction. BitGold provides a price guarantee that this markup will be no more than 1% over the Commodity Exchange, Inc. (“COMEX”) quoted gold spot price at any given time when COMEX price feeds are available. COMEX trades 24 hours a day 6 days a week from Sunday at 6:00 PM EST to Friday at 10:00 PM EST. This means that from Friday at 10:01 PM EST to Sunday at 5:59 PM EST there is no COMEX feed from which to base a price guarantee. During these times, BitGold will maintain its own BBO using best efforts but makes no guarantee as to the price above or below the last quoted COMEX spot price.

There is no maximum amount of BitGold which may be purchased. The physical gold is stored free of charge in one of BitGold’s vaults operated by The Brink’s Company and insured in conjunction with Lloyd’s of London. Each customer can redeem their BitGold into gold bullion in person at one of BitGold’s vaults.

BitGold’s physical gold bullion is provided by recognized commodity traders licensed for trading on COMEX and LBMA.

BitGold’s Revenue Model is driven by Internet-scalable transaction velocity, where BitGold makes small gold conversion fees through the imbedded BBO markup every time gold is bought and sold (account funding, withdrawals, debit card purchases, ATM deposits), and through merchant fees. The BitGold merchant invoicing feature charges the merchant 1% of invoice value, and allow merchants to accept debit card transactions, China Union Pay, Sepa, Bitcoins, or gold payments from BitGold users using online invoicing technology.

Technology and Development

BitGold has assembled a team of highly skilled engineers and computer scientists with broad technical expertise to develop and maintain AURUM, its key technology, and other elements of its platform. AURUM is a proprietary, customizable web-based software application, which also functions as an on-line compliance and risk management tool. The trade secrets associated with AURUM are protected via copyright and a patent application has been filed. AURUM source code is maintained at BitGold’s head office in Toronto.

BitGold intends to aggressively grow by continuing to invest in its technology platform and enhancing customer services. All products and services are developed internally. BitGold is advancing multiple patent applications that relate to various aspects of BitGold’s products and technology. It is expected that future research and development will focus on enhancing existing products and services and on developing new products, including enhanced mobile capabilities.

Product Development Strategy

AURUM is updated regularly and system development and enhancement is a core activity at BitGold. Significant investments in product and feature development, data and security management technologies, and scalable infrastructure are made as follows:

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Product and Feature Development. Ongoing innovation is the product development philosophy of BitGold. BitGold continuously improves and enhances existing products and develops new products for users. The objective is to enable customers to securely hold and manage their assets with features and functionality which maximize the user experience.

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Data Management Technologies. To provide each user with a fluid experience, BitGold’s systems must process and analyze a vast amount of data that will enable users to instantly convert digital value or cash payments into gold, and back again, provide real-time quotes for the spot price and gold and corresponding exchange rates, and instantaneously credit accounts when deposits are made using online bank accounts, a BitGold debit card and ATM’s. For example, loading a user’s personal account page typically requires accessing several servers, processing tens of thousands of individual pieces of data, and delivering the information selected in less than five seconds. In addition, BitGold must manage data relationships with constantly changing requirements. AURUM has been designed and developed to address these needs.

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Large-Scale Systems and Scalable Infrastructure. The AURUM products are built on a shared computing infrastructure. A combination of off-the-shelf and custom software running on clusters of commodity computers are utilized to amass substantial computing capability. AURUM was built for scale using the Scala programing language. Scala is a functional programming language that was designed specifically for scalable web applications. At its root, the language’s scalability is the result of a careful integration of object-oriented and functional language concepts. Scala’s scripting language allows for concise web site development; however programmers can also rely on it for large mission critical systems, as used by such companies as Twitter, LinkedIn, and Intel. The AURUM infrastructure has enabled the storage and processing of large datasets and facilitated the deployment of BitGold products on a global scale. As the user base grows, computing needs will expand. BitGold’s objective is to provide services rapidly and reliably to all users in eligible markets around the world, which may include countries that are not immediately expected to be an immediate source of users. By investing in a scalable platform, BitGold believes it will be able to save costs in the future as the business expands and per-unit pricing for computing power, memory and storage capacity continues to decrease. BitGold intends to continue to develop data center and server architectures that are operationally efficient, scalable, and reliable.

Website

The AURUM software and on-line platform operate on BitGold’s wholly-owned website under the domain name www.bitgold.com. As described above, AURUM was built for scale using the Scala programing language. A simple-to-navigate personal account interface enables users to execute transactions, track their investments, gold holdings, BitGold wallet account, and track the value of gold and real and digital currencies through Internet-connected personal computers, tablets, mobile devices, and BitGold ATMs. The platform is multi-lingual with 24/7 customer support in 20 languages, including English, French, Spanish, Mandarin, Russian, Arabic, Italian and Portuguese.

BitGold Platform Regulatory Compliance Functions

AURUM is designed to assist users and BitGold to meet regulatory compliance obligations associated with buying and selling gold, including AML legislation, tax reporting, and bank recordkeeping requirements. AURUM will also cross-reference users against major international criminal and terrorist watch lists.

The BitGold platform is designed to keep accurate and complete records in real time, and is capable of being expanded to record additional data as may be required by some users as part of their enhanced due diligence programs and risk management.

AURUM is pre-programmed to provide reports that users commonly require, including volume, inventory, profit and loss, and compliance reports. Customers will also be able to build custom reports to meet their particular needs.

Maintaining and Enhancing BitGold’s Technology Platform

BitGold has invested substantial time, effort and financial resources on the development of its technology infrastructure including transaction processing, web reporting engine, and software. BitGold believes that this investment has resulted in a competitive advantage. BitGold is committed to further enhancing its technology and believes that it will be an important component of its continued success in retaining and attracting new customers.

Sales, Marketing and Growth

Target Markets

BitGold has developed a customer acquisition strategy through a variety of offline and online channels with a heavy focus on five target segments: (i) traditional bullion buyers; (ii) consumers with exposure to volatile digital and fiat currencies; (iii) investors in gold stocks or ETF’s; (iv) Internet based service contractors providing remote services in volatile currency jurisdictions; and, (v) corporate users exposed to multiple currency payments, cross-border trade and counterparty risk.

BitGold will initially offer services to users in Canada. Because the gold market is global in nature, including significant gold market share in key emerging markets such as China and India, BitGold expects to benefit from the scalability of Internet based services, and the reach of Internet based marketing and traffic acquisition. BitGold’s ability to expand internationally will depend in part on BitGold’s ability to satisfy applicable legal and regulatory requirements in countries where it proposes to offer its services. See “Information Concerning BitGold - Risk Factors”.

BitGold will not offer services to prohibited users, including, without limitation, (i) users in the United States, (ii) users in countries or associated with organizations that are subject to economic sanction by the Canadian Department of Foreign Affairs, Trade, and Development, (iii) users in countries embargoed countries and individuals or organizations designated as “Specially Designated Nationals” by the United States Treasury Department’s Office of Foreign Assets Control, or “OFAC”. In particular, in the United States, BitGold has observed that “money transmitters” are subject to numerous laws and regulations, and the legislative and regulatory approach for commodity monies and virtual currencies lacks certainty. It is the view of BitGold that as its business becomes established with a reputation for safe and secure dealings in gold, and as residents of the United States become aware of and seek the services provided by BitGold, legislators and policy makers will clarify the regulation of commodity monies and virtual currencies such that BitGold may conduct business in the United States with sufficient certainty of the actual regulatory and compliance requirements.

Marketing Strategy

BitGold intends to engage in online and offline marketing to raise awareness around its technology and the digital payment features, which BitGold believes to be a unique innovation in the gold market. BitGold will emphasize the security, convenience, and liquidity of gold purchased through BitGold to attract users who would not ordinarily participate in the gold market, and functionality and liquidity to attract existing gold market participants. BitGold will also seek to expand through strategic partnerships.

Internet Growth Strategy

BitGold intends to invest in brand awareness and online marketing efforts by capitalizing on every digital touch point that potential users engage with on daily bases. BitGold will market its brand through paid search advertising, display advertising, social media, traditional print, direct mail, event marketing, and referral and affiliate programs.
The BitGold marketing strategy uses quantitative metrics to optimize the cost per acquisition of a customer compared to the estimated customer lifetime value, or CLV, seeking an attractive return on investment while also optimizing the long term value provided to users. BitGold has also invested in infrastructure such as data, analytics, and technology on the platform to help ensure that success metrics are in line and each marketing channel reports a return on investment.

Attracting New Users

BitGold intends to utilize its service offering and technology infrastructure and the broad geographic scope of its operations to attract new customers and grow market share in eligible countries across a broad geographic scope. BitGold also intends to acquire users by targeting various retailers or commercial areas that could benefit from BitGold’s physical product offerings, including BitGold ATMs.

Strategic Partnerships
BitGold intends to pursu
e strategic partnerships with established finance and investment industry companies. Such partnerships would enable these established players to enhance the functionality of their gold-based product offerings, while offering BitGold increased exposure and rapid, low-cost user acquisition opportunities.

BitGold has entered into a memorandum of understanding with Sprott Inc., (“Sprott”) one of the world’s foremost gold and gold-investment managers, to explore the potential business opportunities and commercial feasibility of establishing a strategic relationship. In addition, Sprott has subscribed for a lead order of 2,222,300 Subscription Receipts pursuant to the Financing. See “The Amalgamation – Concurrent Financing”. There can be no assurance that BitGold and Sprott will establish a strategic partnership relationship.

Acquisitive Growth

BitGold may consider growth by acquisition of businesses that are complementary to BitGold’s existing business and are accretive to shareholder value.

Security and Transparency

BitGold invests in technology, processes, and people as part of its commitment to safeguarding users’ information. BitGold uses a variety of techniques to protect the data that it is entrusted with, and it relies on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. BitGold also employs proprietary technologies to protect users. BitGold’s security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews, and internal and external audits. BitGold also takes measures to protect any information stored in its data center.

BitGold believes that it has designed its corporate structure and organization in a manner that is equivalent to leading global financial services firms, with an added characteristic that operations are based on an allocated, full-reserve system with every gram of gold belonging to a specific customer. The following is a summary of the measures taken by BitGold for transparency, accountability and security in its operations:

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Corporate Structure. BitGold is a Canadian corporation. BitGold has two subsidiaries: BitGold Vault Inc., a Canadian corporation, which has the sole purpose of bailment of customer gold, and GoldVault Limited, an Isle of Man corporation, which processes international payments.

●	Physical Presence and Location. The headquarters and operations of BitGold is based in Toronto, Canada at 334 Adelaide St. West 3rd Floor, Toronto, Ontario M5V 1R4 Canada, telephone: 1-800-039-4499.
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Financial Reporting. BitGold proposes to become a listed reporting issuer in Canada. As a publicly traded issuer, BitGold is required to provide continuous disclosure and report financial results on a quarterly and annual basis.

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Audited Annual Financial Statements. BitGold audited annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, who are independent of BitGold in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

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Corporate Governance. BitGold Inc. maintains best practices for financial services corporate governance, and has adopted the following corporate policies: (i) Anti-Money Laundering Policy; (ii) Corrupt Foreign Practices Policy, (iii) Privacy Policy; (iv) Corporate Governance Policy; (v) Whistle Blower Policy; (vi) Code of Business Conduct & Ethics; (vii) Disclosure Policy; (vii) Confidentiality & Securities Trading Policy; (vii) Workplace Conduct Policy; (ix) Corporate Control Policy; (x) Contract Approval & Administration Policy; and (xi) Workplace Conduct Policy. Standing committees of the BitGold Board monitor implementation of, and compliance with these policies, and regularly review their effectiveness. See “Information Concerning BitGold – Statement of Corporate Governance Policies”. Upon completion of the Amalgamation, a majority of the directors of Amalco will be independent. See “Information Concerning Amalco – Directors and Officers”.

●	Legal Segregation of Customer Assets. BitGold’s by-laws require all customer transactions to be undertaken on a segregated basis by BitGold Vault Inc., a wholly-owned subsidiary.
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Legal Requirement for .9995 (99.95%) Pure Gold. BitGold Vault Inc.’s by-laws require all physical gold purchased on behalf of users to be assayed and stamped .9995 pure (99.95%) or better bullion-grade gold.

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Zero Rights to Customer Gold. Every gram of gold in BitGold is owned and allocated to users once transactions have settled. The BitGold customer agreement provides that all customer assets are managed under the legal principles of bailment for the benefit of users. A “bailment” occurs when a person (the “bailor”) delivers personal property into the possession of another person (the “bailee”) for safekeeping but retains legal title to the property. The bailee (the person who has possession of the goods) holds possession of the property on the understanding that the property will be returned to the bailor (customer) once the bailment relationship is terminated according to the bailor’s (customer) instructions.

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100% Insurance Coverage on Gold. BitGold Vault Inc.’s by-laws require adequate insurance to be maintained on all vaulted gold for the benefit of BitGold’s users. Currently, this insurance is provided by Lloyds of London in conjunction with The Brink’s Company, the BitGold vault operator.

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Gold Custody and Vaulting. BitGold Vault Inc.’s by-laws require that vault operators maintain all gold holdings in allocated, segregated, accounts for the benefit of users. Currently, the The Brink’s Company is the BitGold vault operator, and has agreed to these requirements.

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Daily Audit of Gold. BitGold conducts a daily-audit of the gold in all vaults as well as the corresponding account holders and their respective gold ownership, and distributes the record in three ways:

●	internal records, backups, and disaster recovery physical copies are maintained in multiple locations around the world;
●	Every 24 hours, an encrypted digital copy is sent to a third party auditor via an secure encrypted connection; and
●	a third party auditor conducts planned and surprise audits at the Vault Custodian ensuring the reported gold holdings are reconciled through physical inspection.
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Bank-Grade KYC/AML Protocols and Policy. BitGold maintains financial institution-grade KYC and AML policies and procedures. Every account holder is required to upload government-issued identification which is examined by BitGold through a personal verification process that includes a background check against government databases for sanctions, terrorism, and other potential risks. Ongoing compliance and suspicious activity or “SAR” reports are filed with relevant regulatory agencies if they are identified. These policies are not implemented to deny service, but to strengthen the integrity of BitGold for all stakeholders.

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Promoting Tax Compliance. Spending gold or transacting in gold incurs tax consequences. By “spending” gold, BitGold users essentially sell gold for currency, which is then used to satisfy the sale. BitGold technology achieves this effortlessly by providing a running accounting of “gains and losses” every year for gold transactions upon conversion in and out of legal sovereign currency. This allows the customer to legally transact and invest in gold while being able to report and pay any taxes on the gains and claim losses.

●	Military-Grade Encryption. The BitGold platform uses military grade encryption (RSA 4096 and AES 256) to secure accounts and personal information.
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Multi-Factor Authentication. Every account at BitGold is verified using multi-factor authentication. The methods used by BitGold include: email, phone (SMS), and strong password. For additional security it is possible to enable the one-time password, or “OTP” verification (SMS or smartphone app) on logon and for transaction authorization.

Competition

BitGold faces competition from other companies engaged in the online gold-storage business as well as crypto-currencies backed by gold, which may offer a variety of Internet-based products and services. BitGold also faces competition from traditional gold bullion dealers. As BitGold introduces new products, and as BitGold’s existing products evolve, or as other companies introduce new products and services, BitGold may become subject to additional competition. See “Information Concerning BitGold - Risk Factors”.

The areas in which BitGold competes include:

●	Users. Competition to attract, engage and retain users. BitGold competes based on the utility, ease of use, performance and quality of its product offerings.
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Platform. Competition to attract and retain developers to build quality software programs and platforms for BitGold’s products. BitGold competes in this area primarily based on the value of the tools and application program interfaces (APIs) it constructs for customer use.

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Talent. Competition to attract and retain highly talented individuals, including software engineers and designers, sales and marketing personnel and senior management. Competition for employee talent is particularly intense in the Greater Toronto Area where BitGold is headquartered. BitGold competes for these potential employees by providing a work environment that fosters and rewards creativity and innovation and by providing compensation packages that BitGold believes will attract and retain key employees.

BitGold believes that it enjoys significant competitive advantages that will enable it to compete favourably in these areas, including:

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Uniqueness of service. BitGold is not aware of any competing service that offers a transaction-capable savings account based on gold as a store of value. If BitGold is able to effectively carry out its marketing plan, it anticipates enjoying a “first mover” advantage.

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Physical and digital security. Through its relationship with The Brinks Company as custodian for gold, which is insured by Lloyd’s of London, and BitGold’s rigorous audit procedures, BitGold offers world-class security and accountability for protection of its customers’ physical gold. BitGold’s platform also offers users high levels of privacy and digital security through the use of military-grade encryption and multi-factor authentication.

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Proven market for gold and gold products. Gold has used throughout human history as a store of monetary value, and as such enjoys investment demand for its monetary utility. Gold’s unique qualities also make it considerably useful in a large number of industrial applications, and as such it also has a commodity-driven demand profile. BitGold believes this makes it an attractive alternative to fiat currencies, which are exposed to devaluation and inflation risks, and modern crypto-currencies, which have no intrinsic value, and suffer from wild price fluctuations.

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Superior user experience. BitGold’s service platform is designed to integrate seamlessly into users’ everyday financial transaction and investment activities by mirroring functionality offered by traditional financial service providers with fiat currencies, including mobile and web-based applications, a debit card, and ATM deposits.

●	Patent-pending AURUM technology. The BitGold platform is based on originally-developed, proprietary AURUM technology, for which it has applied for patent protection. See “Intangible Properties”.
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Strong management and employee team. BitGold has built a management team with extensive experience in capital markets, trading, the mining and metals industry, and financial and non-financial compliance, and employs a team of experts in advanced computer programing, digital security, UX/UI design, and financial exchange architecture to develop, maintain and grow the BitGold platform.

●	First-rate advisors and industry partners. BitGold has built relationships with reputable industry partners in legal, compliance, payments, auditing, storage, banking, and online authentication.

Operations
Employees

As of February 23, 2015, BitGold has 14 employees, all of whom are full time, and staffing level are expected to increase. Employees are engaged in sales, management, computer programming and administration (primarily at the head office). Geographically, all of the employees are located in Toronto, Canada. Management of BitGold believes its relationship with its employees is excellent. None of the employees are represented by a union or are subject to a collective bargaining agreement.

Facilities

As of February 23, 2015, BitGold leased office facilities in Toronto, Ontario, and Milan, Italy. In addition, BitGold has six vaults in global locations administered by The Brink’s Company where insured physical gold bullion bars are stored for safekeeping: Toronto, New York, London, Hong Kong, Singapore or Zurich. BitGold believes that its facilities are adequate for current needs. BitGold does not insure physical gold held by its customers. The Brink’s Company maintains insurance in conjunction with Lloyd’s of London on such terms and conditions as it considers appropriate against all risk of physical loss of, or damage to, bullion stored in BitGold’s vaults except the risk of war, nuclear incident, terrorism events or government confiscation.

Intangible Properties

BitGold’s success depends in part upon its ability to protect the core technology and intellectual property. To establish and protect proprietary rights, BitGold relies on a combination of patent applications, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights.

On October 29, 2014, BitGold filed a U.S. patent application with respect to its AURUM trading and settlement technology entitled, “Securely and Instantly Converting Digital Wallet Value to Physical Gold Bullion” (Patent Application Number 62072409). BitGold intends to file further patent applications with respect to AURUM. It cannot be assured that any of these patent applications will result in the issuance of a patent or whether the examination process will require BitGold to narrow its claims. In addition, any patents may be contested, circumvented, found unenforceable or invalid, and BitGold may not be able to prevent third parties from infringing them.

BitGold generally controls access to and use of its proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and BitGold’s software is protected by Canadian and international copyright laws. Despite efforts to protect trade secrets and proprietary rights through intellectual property rights, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use BitGold’s software and technology. In addition, if BitGold expands its international operations, effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. From time to time, BitGold may expect allegations that it has infringed the trademarks, copyrights, patents, trade secrets and other intellectual property rights of third parties, including competitors and non-practising entities. As the business grows and competition increases, the risk of claims of infringement will increase. See “Information Concerning BitGold - Risk Factors”.

Government Regulation and Compliance

BitGold’s services are subject to wide variety of laws and regulations enacted by the Canadian federal government, each of the provincial governments in which BitGold operates, and other localities and jurisdictions. These include These include international, federal and provincial anti-money laundering laws and regulations; financial services regulations; currency control regulations; anti-bribery laws; regulations of the Canadian Department of Foreign Affairs, Development, and Trade; escheatment laws; tax laws; intellectual property laws; consumer disclosure and consumer protection laws; and rules, laws and regulations including those governing credit and debit cards, electronic payments and competition. Additionally, BitGold is subject to laws and regulations affecting companies that conduct business through the Internet, many of which are still evolving and being tested in the courts, and could be interpreted in ways that could harm BitGold’s business. These include laws regarding user privacy, data protection, content, distribution, electronic contracts, and other online communications. In particular, BitGold is subject to federal, provincial, and foreign laws regarding privacy, data protection and information security laws. Foreign laws and regulations may be more restrictive than those in Canada. Canadian federal and provincial and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which BitGold operates. Failure to comply with any of these requirements could result in the limitation, suspension or termination of BitGold’s services, the seizure of BitGold’s assets and the imposition of civil and criminal penalties, including fines and restrictions on BitGold’s ability to offer services. See “Information Concerning BitGold – Risk Factors” for additional discussion regarding potential impacts of failure to comply.

BitGold continually enhances its compliance programs, including its anti-money laundering program, which comprises policies, procedures, systems and internal controls to monitor and to address various legal and regulatory requirements. In addition, BitGold intends to adapt its business practices and strategies to help it comply with current and evolving legal standards and industry practices. These programs include dedicated compliance personnel, training and monitoring programs, suspicious activity reporting, regulatory outreach and education, and support and guidance to BitGold’s partners and customers concerning regulatory compliance. BitGold’s payment services network operates through third-party payment settlement partners, and, therefore, there are limitations on BitGold’s legal and practical ability to manage those payment settlement partners’ compliance programs.

BitGold services customers in Canada through its wholly owned subsidiary, BitGold Vault Inc., which intends to be registered with the Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”). As such, BitGold Vault Inc. will be subject to the regulations covered by the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (“PCMLTFA”). As a an entity dealing in virtual currencies, BitGold Vault Inc. will be subject to the customer identification and verification programs, record retention policies, procedures and suspicious transaction reporting and registration requirements under the PCMLTFA as a money services business. BitGold Vault Inc. has established programs for and is in full compliance with all of the reporting and record keeping requirements of the PCMLTFA. BitGold has a dedicated team that monitors legal and regulatory developments in Canada and abroad to help achieve compliance with applicable laws and regulations affecting the business of BitGold and its subsidiaries.

Because BitGold is not a bank, investment dealer or trust company, BitGold may be subject to less-stringent regulations than those that apply to financial institutions. BitGold does not maintain and is not eligible for insurance through government-sponsored programs or deposit insurance, and relies on private insurance carriers, which may not necessarily provide as extensive coverage in the event of loss. Although gold bullion is held on behalf of customers on a segregated basis, there can be no assurance that third parties will not claim interests in such property in a legal proceeding or claim against BitGold. See “Information Concerning BitGold – Risk Factors”.

BitGold intends to operate in jurisdictions outside of Canada. Residents in such jurisdictions may be restricted from using local fiat currencies (especially currencies that are not major global reserve currencies) to acquire gold bullion or United States or Canadian dollars. There can be no assurance that BitGold’s services or Internet platform will be acceptable to foreign regulatory bodies. Foreign governments may seek to restrict access to BitGold’s services, block BitGold’s website, or impose other restrictions that may affect BitGold’s ability to offer service to new or existing users in those for an extended period of time or indefinitely. See “Information Concerning BitGold – Risk Factors”.

General Development of BitGold

Three Year History

On August 14, 2014, BitGold was incorporated pursuant to the OBCA.

On August 14, 2014, BitGold completed a private placement of 525,000 common shares (15,750,000 BitGold Shares on a post-Stock Split Basis) at a price of $1.00 per common share ($0.033 on a post-Stock Split basis) for aggregate cash gross proceeds of $525,000.

On August 14, 2014, BitGold acquired from Roy Sebag certain intellectual property, including the domain name “bitgold.com”, pursuant to an asset purchase agreement dated August 14, 2014. In consideration for the intellectual property, BitGold issued 100,000 common shares (3,000,000 BitGold Shares on a post-Stock Split Basis) at a deemed issue price of $1.00 per common share ($0.033 on a post-Stock Split basis).

On August 14, 2014, the following officers were appointed: Roy Sebag (President & Chief Executive Officer); Joshua Crumb (Chief Strategy Officer) and Daniel Crandall (Chief Financial Officer).

On September 30, 2014, BitGold appointed Alessandro Premoli as its Chief Technology Officer. Mr. Premoli is a security cryptography expert, and former security consultant to Ripple. In connection with this appointment, BitGold issued to Mr. Premoli 6,600 common shares (198,000 BitGold Shares on a post-Stock Split basis) at a deemed issue price of $1.00 per common share ($0.033 on a post-Stock Split basis).

On November 20, 2014, Jason Loewe was appointed as BitGold’s Chief Operating Officer and Corporate Secretary.

On December 3, 2014, BitGold amended its articles of incorporation to remove restrictions on the transfer of BitGold Shares and limits on the number of BitGold Shareholders, and to effect the Stock Split.

On December 12, 2014, BitGold completed a private placement of Debentures worth an aggregate total of $800,000. Upon the occurrence of certain liquidity events, the Debentures will be converted automatically into BitGold Shares at a conversion price of approximately $0.211 per BitGold Share, being a rate of 4,737 BitGold Shares per $1,000 principal amount of Debenture. The Amalgamation would constitute a liquidity event within the meaning of the Debentures. As a result of the Amalgamation, the Debentures will convert automatically into 3,789,600 BitGold Shares according to their terms. See “Information Concerning BitGold – Consolidated Capitalization”.

On December 30, 2014, shareholders of BitGold approved a continuance of BitGold from the laws of Ontario to the federal laws of Canada. Articles of continuance to effect this continuance of BitGold will be filed and become effective before the BitGold Meeting.

On December 31, 2014, BitGold completed a private placement of 4,554,952 BitGold Shares at a price of $0.44 per BitGold Share for aggregate gross proceeds of $2,004,178.88.
On January 28, 2015, BitGold entered into the LOI with Loma Vista.

On January 28, 2015, BitGold entered into a memorandum of understanding with Sprott Inc. to provide general terms for BitGold and Sprott Inc. to assess the potential business opportunities and commercial feasibility of establishing an operational relationship, which may include mutual customer referrals, joint marketing, and information sharing; and to provide for the basic terms for strategic investments by Sprott Inc. in BitGold.

On January 30, 2015, BitGold issued 350,000 BitGold Shares at a deemed issue price of $0.90 per BitGold Share to an advisor in compensation for financial advisory services.

On February 19, 2015, BitGold completed the Financing, a private placement of 7,777,777 Subscription Receipts at a price of $0.90 per Subscription Receipt for aggregate gross proceeds of approximately $7,000,000.If the Amalgamation is completed, the Subscription Receipts will automatically be converted to BitGold Units immediately before the Effective Time, each BitGold Unit comprised of one BitGold Share and one half of one BitGold Warrant, and such securities will be converted to equivalent securities of Amalco pursuant to the Amalgamation. If the Amalgamation is not completed by April 27, 2015, the Subscription Receipts will be cancelled, and all proceeds will be returned to subscribers. See “The Amalgamation – Concurrent Financing”.

On February 23, 2015, BitGold entered into the Amalgamation Agreement with Loma Vista.

Anticipated Changes in BitGold’s Business

For the next twelve months, BitGold intends to establish that operation of its website and engage in marketing campaigns to establish its business.

Dividends or Distributions

BitGold has never declared any cash dividends or distributions on its BitGold Shares and currently intends to retain future earnings, if any, to finance further business development. The payment of any cash dividend or distributions to shareholders in the future will be at the discretion of the directors of BitGold (or, if applicable, Amalco) and will depend on, among other things, the financial condition, capital requirements and earnings of Amalco, and any other factors that the directors may consider relevant.

The CBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Financial Statements and MD&A

Financial information provided herein, unless otherwise indicated, is presented in Canadian dollars and derived from information contained in the BitGold Financial Statements (as hereinafter defined) and related notes thereto, which were prepared in accordance with IFRS.

The audited consolidated financial statements of BitGold for the period from incorporation to December 31, 2014 are included in Schedule “E” – “Financial Statements and MD&A of BitGold” in this Circular.

The MD&A included in Schedule “E” – “Financial Statements and MD&A of BitGold” is management’s assessment of the results and financial condition of BitGold, and includes financial information from, and should be read in conjunction with, the audited BitGold Financial Statements and the notes thereto, as well as the disclosure contained throughout this Circular. The MD&A may contain forward-looking information that involves numerous risks and uncertainties. The forward-looking information is not historical fact, but rather is based on BitGold’s current plans, objectives, goals, strategies, estimates, assumptions and projections about its industry, business and future financial results. Actual results could differ materially from those discussed in such forward-looking information. See “Cautionary Note Regarding Forward-looking Information and Risks”.

Description of Securities

BitGold’s authorized capital stock consists of an unlimited number of BitGold Shares, of which 23,852,952 BitGold Shares are issued and outstanding as of the date of this Circular, a total of $800,000 in Debentures, and 7,777,777 Subscription Receipts.

BitGold Shares

All BitGold Shares rank equally as to dividends, voting powers and participation in assets. All holders of BitGold Shares are entitled to receive notice of any meetings of shareholders of BitGold, and to attend and to cast one vote per Share at all such meetings. Holders of BitGold Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the BitGold Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of BitGold Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the BitGold Board at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of BitGold are entitled to receive on a pro rata basis the net assets of BitGold after payment of debts and other liabilities.
The BitGold Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Debentures

The Debentures are interest-free unsecured convertible debentures of BitGold. The Debentures will become due and payable in full by BitGold if no Liquidity Event occurs before the earlier of (i) December 11, 2015, assuming that BitGold has not completed a Liquidity Event (as herein defined) by such date; and (ii) the occurrence of an event of default that is not waived by the Debenture holder (the earliest of which being the “Maturity Date”).

Upon the earlier of BitGold completing (i) a reverse take-over transaction with Loma Vista or other publicly-listed shell corporation before the Maturity Date, or (ii) one or more equity offerings for minimum aggregate gross proceeds of $10 million at a pre-money valuation of no less than $8 million, in each case prior to the Maturity Date (any such event being a “Liquidity Event”), the Debentures will be converted automatically into BitGold Shares, immediately prior to completion of a Liquidity Event described in item (i), and immediately after completion of a Liquidity Event described in item (ii), at a conversion price of approximately $0.2111 per BitGold Share, being a rate of 4,737 BitGold Shares for each $1,000 principal amount of Debentures. If no liquidity event occurs before the Maturity Date, the Debentures will become due and payable by BitGold.

Conversion of all of the Debentures would result in the issuance of a total of 3,789,600 BitGold Shares to holders of Debentures.

Provided that the Debentures are outstanding or for so long as the Debenture holder owns 10% of the issued and outstanding shares of BitGold, or the successor party to BitGold following a Liquidity Event described in item (i), the Debenture holder shall be entitled to participate in all equity or convertible debt transactions in order to maintain its pro rata ownership interest in BitGold on an as-converted basis.

Subscription Receipts

Pursuant to the Financing, BitGold issued 7,777,777 Subscription Receipts at an issue price of $0.90 per Subscription Receipt for gross proceeds of approximately $7,000,000, which proceeds are being held in escrow by the Depository.

Upon satisfaction of the escrow release conditions, including satisfaction of all conditions precedent to the Amalgamation Agreement and implementation of the Amalgamation before April 27, 2015, each Subscription Receipt will automatically convert immediately before the Effective Time into one BitGold Unit without additional consideration or action by the holder thereof. If the escrow release conditions are not satisfied before April 27, 2015, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to the subscribers.

Each BitGold Unit is comprised of one BitGold Share and one-half of one BitGold Warrant, exercisable at any time for the purchase of one BitGold Share at an exercise price of $1.35 until the date that is 18 months after the Effective Date, whereupon the BitGold Warrants will expire. BitGold has the right, to accelerate the expiry date of the BitGold Warrants to the date that is 30 days following the dissemination of a news release by the BitGold if the closing sale price of the BitGold Shares on the principal market on which the BitGold Shares trade is at least $2.00 for 20 consecutive trading days. Pursuant to the Amalgamation, each BitGold Share will be exchanged for one Amalco Share, and each BitGold Warrant will be exchanged for one Amalco Warrant of like tenor and effect. See “The Amalgamation – Principal Steps of the Amalgamation” and “The Amalgamation – Concurrent Financing”.

Conversion of the Subscription Receipts would result in the issuance of a total of 7,777,777 BitGold Shares and 3,888,888 BitGold Warrants convertible into 3,888,888 BitGold Shares.

BitGold Agent Warrants

Each BitGold Agent Warrant will entitle the holder thereof to purchase one BitGold Unit at a price of $0.90 for a period of 24 months after the Effective Date, whereupon the BitGold Agent Warrants will expire. Pursuant to the Amalgamation, each BitGold Agent Warrant will be exchanged for one Amalco Agent Warrant of like tenor and effect. See “The Amalgamation – Principal Steps of the Amalgamation” and “The Amalgamation – Concurrent Financing”.

Consolidated Capitalization

The following table sets forth the capitalization of BitGold as at the date of this Circular, based on the audited financial statements of BitGold for the period from August 14, 2014 to December 31, 2014:

Security Designation	Authorized	Outstanding as at Dec. 31, 2014 (audited)		Outstanding as at the date of this Circular (unaudited)
BitGold Shares	Unlimited	23,502,952	(1)	23,852,952	(2)
Debentures	$800,000	$800,000	(4)	$800,000	(4)

Notes:
(1) Stated in terms of post-Stock Split BitGold Shares.
(2) After giving effect to the issuance of 350,000 BitGold Shares at a deemed issue price of $0.90 to a consultant in consideration for advisory services on January 30, 2015. See “Information Concerning BitGold – Three Year History” and “Information Concerning BitGold – Description of Securities”.
(3) After giving effect to the issuance of $800,000 in Debentures on December 12, 2014. See “Information Concerning BitGold – Three Year History” and “Information Concerning BitGold – Description of Securities”.
(4) Outstanding principal amount of Debentures, sold at $1,000 per $1,000 principal amount, convertible into BitGold Shares at a conversion price of approximately $0.211 per BitGold Share upon occurrence of certain liquidity events. See “Information Concerning BitGold - Description of Securities”.

Prior Sales

The following table contains details of the prior sales of BitGold Shares and other securities convertible into, or exercisable or exchangeable for BitGold Shares, during the 12 months preceding the date of this Circular:

Date	Type of Securities	Price Per Security		Number of Securities
Aug. 14, 2014	BitGold Shares(1)	$0.033	(1)	15,750,000	(1)
Aug. 14, 2014	BitGold Shares(2)	$0.033	(2)	3,000,000	(2)
Sep. 30, 2014	BitGold Shares(3)	$0.033	(3)	198,000	(3)
Dec. 12, 2014	Debentures	$0.211	(4)	3,789,600	(4)
Dec. 31, 2014	BitGold Shares	$0.44		4,554,952
Jan. 30, 2015	BitGold Shares(5)	$0.90		350,000
Feb. 19, 2015	Subscription Receipts	$0.90		7,777,777
Feb. 19, 2015	BitGold Agent Warrants	$0.90	(6)	462,346
Notes:
(1) A total of 525,000 pre-Stock Split common shares were issued at $1.00 per share upon organization of BitGold.
(2) A total of 100,000 pre-Stock Split common shares were issued at a deemed price of $1.00 per share in consideration of certain intellectual property. See “Information Concerning BitGold – Three Year History”
(3) Private placement of 6,600 pre-Stock Split common shares, issued at $1.00 per share.
(4) Private placement of $800,000 in principal amount of Debentures, sold at $1,000 per $1,000 principal amount, convertible into BitGold Shares at a conversion price of approximately $0.211 per BitGold Share upon occurrence of certain liquidity events. See “Information Concerning BitGold - Description of Securities”.
(5) Granted as compensation to an advisor of BitGold at a deemed issue price of $0.90 per BitGold Share.
(6) Exercise price per BitGold Unit acquired.

Principal Securityholders

For more information about the principal holders of BitGold Shares, which are the only class of voting securities of BitGold, see “General Information Respecting the Meetings – BitGold Voting Securities and Principal Holders Thereof”.

Directors and Officers

Name, Occupation and Security Holdings

The following table sets forth, each of the directors and executive officers of BitGold as at the date of this Circular, the person’s name, municipality of residence, position with BitGold, principal occupation during the preceding five years and, if a director, the year in which the person became a director. Each of the directors of BitGold has been appointed to serve until the next annual meeting of shareholders:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Position and Tenure	BitGold Shares Owned or Controlled (%)(1)
Roy Sebag(2)(3)(4)(5)(6) Tel Aviv District, Israel
President and Chief Executive Officer, BitGold Inc. (2014 to present); President and Chief Executive Officer, Loma Vista Capital Inc. (2013 to present); Founder, Chairman and Chief Executive Officer, Natural Resource Holdings, Ltd. (2010 to 2012); Founder and Managing Partner, Essentia Equity, Ltd. (2004 to 2010)
		President, Chief Executive Officer, Secretary, and a director (Aug. 2014 to present)	17,250,000 (73.4%)
Joshua Crumb(2)(3)(4)(5)(6) British Columbia, Canada
Chief Strategy Officer, BitGold Inc. (2014 to present); President, LEC Minerals Inc. (2011 to Present); Executive Director, Goldman Sachs International (2010 to 2011); Director, Corporate Development, Lundin Mining Corp. (2005 to 2010)
		Chief Operating Officer (Aug. 2014 to Dec. 2014), director (Aug. 2014 to present)	1,500,000 (6.4%)
Jason Loewe Ontario, Canada
VP Operations and Compliance, BitGold Inc. (2014 to present); Corporate Compliance Business Manager, IPC Securities Corp. (2009 to 2013); Regional Compliance Officer, Assante Wealth Management (2008 to 2009); Senior Investment Advisor, CIBC Investor Services Inc. (2004 to 2007)
		Chief Operating Officer (Nov. 2014 to present)	Nil
Alessandro Premoli Milan, Italy	Chief Technology Officer, Andxor S.R.L. (2005 to 2015)	Chief Technology Officer (Sep. 2014 to present)	198,000 (0.8%)
Daniel Crandall Ontario, Canada	Manager, Marrelli Support Services Inc. (2013 to present); Manager, Collins Barrow Toronto LLP (2006 to 2013)	Chief Financial Officer (Aug. 2014 to present)	Nil

Notes:
(1) Information about principal occupation, business or employment and number of BitGold Shares beneficially owned, directly or indirectly, or over which control or direction is exercised is not within the direct knowledge of Loma Vista or BitGold and has been furnished by the respective directors or officers of BitGold.
(2) Member of the Audit Committee. Joshua Crumb is the Chair.
(3) Member of the Nominating and Corporate Governance Committee. Joshua Crumb is the Chair.
(4) Member of the Compensation Committee. Joshua Crumb is the Chair.
(5) Member of the Disclosure Committee. Joshua Crumb is the Chair.
(6) Member of the Regulatory & Compliance Committee. Joshua Crumb is the Chair.

As of the date of this Circular, the officers and directors of BitGold as a group, directly or indirectly, beneficially own or exercise control or direction over 19,948,000 BitGold Shares representing approximately 80.6% of the issued and outstanding BitGold Shares.

All of the directors and officers of BitGold are expected to become directors and officers of Amalco. For profile information for each of BitGold’s executive officers and directors, see “Information Concerning Amalco – Directors and Officers”.

Cease Trade Orders, Bankruptcies, Penalties Sanctions

No director or executive officer of BitGold is, as at the date of this Circular, or has been, was within ten years before the date of this Circular, a director, Chief Executive Officer, or Chief Financial Officer of any company that:

(a)
was the subject of an order (as defined in Form 51-102F2 – Annual Information Form of NI 51-102) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after such individual ceased to be a director, Chief Executive Officer, or Chief Financial Officer, and which resulted from an event that occurred while that individual was acting in the capacity as a director, Chief Executive Officer, or Chief Financial Officer.

No director, executive officer, or shareholder holding a sufficient number of securities of BitGold to affect materially the control of BitGold, or personal holding company of any such individual

(a)
is at the date hereof, or has been within the ten years before the date of this Circular, a director or executive officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, executive officer, or shareholder holding a sufficient number of securities of BitGold to affect materially the control of BitGold, or personal holding company of any such individual has been subject to
(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Other than as disclosed herein, there are no existing or potential material conflicts of interest between BitGold or its subsidiary and any director or officer of BitGold or its subsidiaries.
There are potential conflicts of interest to which the directors and officers will be subject in connection with BitGold’s operations. In particular, certain of the directors and officers serve as directors and/or officers other companies whose operations may, from time to time, be in competition with BitGold’s operations, or with entities which may, from time to time, provide financing to, or make equity investments in, BitGold’s competitors.

Conflicts of interest, if any, will be subject to the procedures and remedies as provided under the CBCA. Under the CBCA, BitGold directors are required by law to act honestly and in good faith with a view to the best interests of BitGold and to disclose any interest, which they may have in any project opportunity of BitGold. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not BitGold will participate in any project or opportunity, the directors will primarily consider the degree of risk to which BitGold may be exposed and its financial position at that time.

Executive Compensation

Named Executive Officers

During the period from incorporation to December 30, 2014, BitGold had the following two NEOs: Roy Sebag, President, Chief Executive Officer, and Secretary; and Daniel Crandall, Chief Financial Officer. Assuming completion of the Business Combination, Messrs. Sebag and Crandall will be NEOs of the Combined Company. See “Information Concerning Amalco – Directors and Officers”.

Compensation Committee

The Compensation Committee of the BitGold Board (in this section, the “Compensation Committee”) is comprised of two directors, namely Joshua Crumb and Roy Sebag, neither of whom are considered independent within the meaning of NI 52-110.

The Compensation Committee’s purpose is, among other things, to: (i) review and recommend to the Board compensation plans, including securities-based compensation plans, long-term incentive plans, and such other compensation plans or structures as are adopted by BitGold from time to time; and (ii) establish and periodically review BitGold’s policies in the area of management benefits and perquisites. In performance of its duties, the Compensation Committee focuses on offering competitive compensation to attract, retain and motivate the best qualified executives in order for BitGold to achieve its goals, and acting in the interests of BitGold and its shareholders by being fiscally responsible.

Objectives of Compensation Program

The BitGold Board ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with BitGold’s compensation philosophy. Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. BitGold’s compensation philosophy is to foster entrepreneurship at all levels of the organization.

BitGold’s compensation philosophy is based on the following principles:

1.	Compensation programs align with shareholder interests: BitGold aligns the goals of executives with maximizing long term shareholder value;
2.	Performance sensitive: compensation for executive officers should be linked to operating and market performance of BitGold and fluctuate with the performance; and
3.
Offer market competitive compensation to attract and retain talent: the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the NEO compensation program, which were developed based on this compensation philosophy, are as follows:
1.
to attract and retain highly qualified executive officers critical to BitGold’s success, who will be key in helping BitGold achieve its corporate objectives and increase shareholder value, which as a development-stage business means rapidly growing BitGold’s technological infrastructure and, when BitGold is launched, acquiring new customer accounts.

2.	to recognize the contribution of BitGold’s executive officers and directors to the overalls success and strategic growth of BitGold.
In the future, BitGold’s NEO compensation program will also take into account the following goals:
3.	to align the interests of executive officers with shareholders’ interests and with the execution of BitGold business strategy;
4.	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and
5.	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Program

BitGold believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. BitGold’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the 2014 financial year, the only form of compensation offered to executive officers was fixed salaries/consulting fees. As BitGold grows, it intends to offer annual bonus payments, and grants of stock options pursuant to a stock option plan.

Fixed salary comprises a portion of the total cash-based compensation. When adopted, annual incentives and option based compensation will represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Common Shares. To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the BitGold Board considers each performance target and BitGold’s performance and assigns compensation based on this assessment.

Fixed Salaries/Consulting Fees

BitGold may provide executive officers with base compensation in the form of a fixed annual salary or consulting fees, representing the minimum compensation for services rendered or expected to be rendered. An NEO’s base salary depends on experience, responsibilities, current competitive market conditions, management effectiveness, proven or expected performance of the particular individual, and BitGold’s existing financial resources. Base salaries are reviewed annually by the Compensation Committee.

While base salary is intended to fit into BitGold’s overall compensation objectives by serving to attract and retain talented executive officers, the size of BitGold and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally. Given the stage of BitGold’s business and operations, it did not benchmark against a peer group of companies.

During period from incorporation to December 31, 2014, no base salaries or consulting fees were paid to any of the NEOs, except for except for $6,649 paid to MSSI to provide the services of Daniel Crandall as Chief Financial Officer of BitGold. See “Information Concerning Loma Vista – Executive Compensation – External Management Contracts”.

Annual Incentives

As BitGold grows, it is anticipated that NEOs will become eligible to receive annual bonus payments from time to time at the Compensation Committee’s discretion. The Compensation Committee will determine annual incentive amounts in its discretion, based on the completion of individual completion of milestones set out by the Compensation Committee, achievement of corporate goals, and benchmarks relating to BitGold’s overall performance. NEOs will also be eligible to receive a bonus for extraordinary achievements from time to time.

Stock Options

Stock option grants are an integral component of BitGold’s planned executive compensation structure. The BitGold Board believes that the grant of options to executive officers and common share ownership by such officers serves to motivate such officers to strive towards achievement of BitGold’s long-term strategic objectives, which will benefit all BitGold Shareholders. Options will be awarded to employees, including NEOs, at the BitGold Board’s discretion on the advice of the Compensation Committee. Decisions with respect to options granted are based upon the individual’s level of responsibility and their contribution towards BitGold’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Compensation Committee will consider the overall number of options that are outstanding relative to the number of outstanding BitGold Shares in determining whether to make any new grants of options and the size of such grants.

During the period from incorporation to December 31, 2014, BitGold did not grant any options.

Determination of Compensation

The BitGold Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for BitGold’s executive officers. Neither BitGold nor the Compensation Committee currently has, or has had at any time since incorporation, any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the NEOs’ compensation in the context of the total remuneration and main components thereof for the officers and directors, and recommends the NEOs’ compensation packages. The Compensation Committee’s recommendations regarding NEO compensation are presented to the BitGold Board for their consideration and approval.

Since incorporation, BitGold has not engaged any executive compensation consultant who has a role in determining or recommending the amount or form of executive officer compensation.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. BitGold has not paid compensation to its NEOs. Any future decisions to award compensation will be made with a view to ensuring that BitGold’s compensation program is balanced and does not motivate unnecessary or excessive risk taking.

BitGold does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of BitGold, as of the date of hereof, no director or NEO of BitGold has participated in the purchase of such financial instruments.

External Management Contracts

MSSI provides the services of Daniel Crandall as Chief Financial Officer of BitGold at a rate of $500 per month plus an hourly fee of $150 pursuant to an agreement dated October 1, 2014. In addition, MSSI also provides bookkeeping services to BitGold. Mr. Crandall is employed by MSSI, and is not an employee of BitGold.

Summary Compensation Table for NEOs

The following table provides information regarding NEO compensation for BitGold the period from incorporation to December 31, 2014:

Name and principal position	Period	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation		All other compen-sation ($)	Pension value ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans(2)
Roy Sebag President, Chief Executive Officer, Secretary(3)	Aug. 14, 2014 to Dec. 31, 2014	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Daniel Crandall Chief Financial Officer	Aug. 14, 2014 to Dec. 31, 2014	Nil(4)	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Notes:
(1) Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of BitGold’s share and option-based awards.
(2) “Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.
(3) Mr. Sebag also serves as a director of BitGold.
(4) BitGold incurred an aggregate total of $6,649 in fees to MSSI for the services of Daniel Crandall to act as Chief Financial Officer of BitGold.

Incentive Plan Awards to NEOs

As of the date of this Circular, BitGold does not have an incentive share- or option-based compensation plan. BitGold did not make any share- or option-based awards to NEOs during the period from incorporation to December 31, 2014, and there are no share- or option-based awards outstanding.

Pension Plan Benefits

As at the date of this Circular, BitGold does not have a pension plan.

Termination and Change of Control Benefits

As at the date hereof, there are no agreements, compensation plans, contracts or arrangements whereby a NEO is entitled to receive payments from BitGold in the event of (i) the resignation, retirement or other termination of the NEO’s employment with BitGold, (ii) a change of control of BitGold, or (iii) a change in the NEO’s responsibilities following a change of control.

Director Compensation

As of the date hereof, the Board has not adopted a compensation program for its directors with respect to general directors’ duties, meeting attendance or for additional service on Board committees. However, directors may be reimbursed for reasonable out-of-pocket expenses incurred in attending board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors.
Incentive Plan Awards to Directors
As of the date of this Circular, BitGold does not have an incentive share- or option-based compensation plan. BitGold did not make any share- or option-based awards to any director of BitGold during the period from August 14, 2014 to December 31, 2014, and there are no option- or share-based awards outstanding.

Indebtedness of Directors and Executive Officers

No director, executive officer, or employee of BitGold or any of its subsidiaries, former director, executive officer, or employee of BitGold or any of its subsidiaries, or any associate of any of the foregoing, (i) has been or is indebted to BitGold or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by BitGold or any of its subsidiaries.

Audit Committee

The BitGold Audit Committee of BitGold’s board of directors (the “BitGold Audit Committee”) is responsible for monitoring BitGold’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of BitGold’s external auditors. The committee is also responsible for reviewing BitGold’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full BitGold Board.

Audit Committee Charter

The full text of the BitGold Audit Committee Charter is attached as Schedule “D” to this Circular.

Composition of the BitGold Audit Committee

The members of the BitGold Audit Committee are Joshua Crumb (Chair) and Roy Sebag. Messrs. Crumb and Crumb are not considered “independent” of BitGold the meaning of NI 52-110. Messrs. Sebag and Crumb are not independent as they are officers of BitGold, and each thereby has a “material relationship” (as defined in NI 52-110) with BitGold. All members of the BitGold Audit Committee are financially literate (as defined in NI 52-110).

Relevant Education and Experience

Joshua Crumb (Chair) and Roy Sebag, the members of the BitGold Audit Committee, also sit on the Loma Vista Audit Committee. For more information in the education and experience of Joshua Crumb (Chair) and Roy Sebag relevant to membership on the BitGold Audit Committee, see “Information Concerning Loma Vista – Audit Committee – Relevant Education and Experience”.

Audit Committee Oversight
During the period from August 14, 2014 to December 31, 2014, there was no recommendation of the BitGold Audit Committee to nominate or compensate an external auditor that was not adopted by the directors of BitGold.
Pre-Approval Policies and Procedures
The BitGold Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its charter.
External Auditor Service Fees
The following table discloses the service fees billed to BitGold by its external auditor during the period from incorporation to December 31, 2014:
Period Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Dec. 31, 2014	$8,000	Nil	Nil	Nil

Notes:
(1) The aggregate fees billed for professional services rendered by the auditor for the audit of BitGold’s annual financial statements.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of BitGold’s financial statements and that are not disclosed in the “Audit Fees” column
(3) Aggregate fees billed for tax compliance, tax advice and tax planning professional services.
(4) No other fees were billed by the auditor of BitGold other than those listed in the other columns.

Exemption

Since BitGold is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S., or a market outside of Canada and the U.S.), it is exempt from the requirements of Part 3 (Composition of the BitGold Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Statement of Corporate Governance Policies

The directors and senior management of BitGold consider good corporate governance to be central to the effective and efficient business operations. The board is committed to a high standard of corporate governance practices. The board believes that this commitment is not only in the best interest of shareholders, but that it also promotes effective decision making at the board level. The BitGold Board has adopted a written code of business conduct and ethics to encourage and promote a culture of ethical business conduct by BitGold’s directors, officers, employees and consultants.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect “material relationship” with the issuer. A “material relationship” is as a relationship which, in the view of the BitGold Board, could reasonably be expected to interfere with the exercise of a member’s independent judgment.

The BitGold Board is comprised of two directors, being Joshua Crumb, and Roy Sebag, neither of whom is considered independent within the meaning of NI 58-101. Messrs. Sebag and Crumb are not independent as they are officers of BitGold, and each thereby has a “material relationship” with BitGold.

Directorships

The following table sets forth the directors of BitGold who currently hold directorships with reporting issuers:

Name of Director	Reporting Issuer
Roy Sebag	Natural Resource Holdings, Ltd. (TASE)
Joshua Crumb	Silver Bull Resources Inc. (TSX), Zazu Metals Corp. (TSX)

Orientation and Continuing Education

The BitGold Board does not have a formal orientation or education program for its members. The board’s continuing education is typically derived from correspondence with BitGold’s legal counsel to remain up to date with developments in relevant corporate and securities’ law matters. Additionally, historically board members have been nominated who are familiar with BitGold and the nature of its business.

Ethical Business Conduct

The board has adopted a written code of business conduct and ethics to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of BitGold. Copies of the Code of Conduct are available upon written request from the Chief Executive Officer of BitGold. The Board is responsible for ensuring compliance with BitGold’s Code of Conduct. There have been no departures from BitGold’s Code of Conduct since its adoption.

In addition to BitGold’s Code of Conduct, the board of BitGold relies on director adherence to the fiduciary duties placed on individual directors by the CBCA and the common law to ensure that the board operated independently of management and in the best interests of the corporation. Under the CBCA, a director is required to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which give rise to such a conflict.

BitGold believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by BitGold’s directors, officers and employees.

Nomination of Directors

The Nominating & Corporate Governance Committee of the BitGold Board holds the responsibility for the nomination and assessment of new directors. The board seeks to achieve a balance of knowledge, experience and capability among the members of the board. When presenting Shareholders with a slate of nominees for election, the Nominating & Corporate Governance Committee considers the following:

●	the competencies and skills which the board as a whole should possess;
●	the competencies and skills which each existing director possesses; and
●	the appropriate size of the board to facilitate effective decision-making.

The BitGold Board, on the advice of the Nominating & Corporate Governance Committee, also recommends the number of directors on the board to shareholders for approval, subject to compliance with the requirements of the CBCA and BitGold’s by-laws. Between annual shareholder meetings, the board may appoint directors to serve until the next annual shareholder meeting, subject to compliance with the requirements of the CBCA. Individual board members are responsible for assisting the board in identifying and recommending new nominees for election to the board, as needed or appropriate.

The Nominating & Corporate Governance Committee will periodically assess the appropriate number of directors on the BitGold Board and whether any vacancies on the board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the board is expanded, the Nominating & Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating & Corporate Governance Committee through current directors or management, shareholders or other persons. The assessment of the contributions of individual directors has principally been the responsibility of the Nominating & Corporate Governance Committee. Prior to standing for election, new candidates are reviewed by the entire BitGold Board.

Compensation

The Compensation Committee reviews the compensation of the directors and senior officers. The Compensation Committee reviews and makes recommendations to the BitGold Board regarding the granting of stock options to directors and senior officers, compensation for senior officers, and directors’ fees, if any, from time to time. Senior officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of BitGold. The form and amount of compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

●
compensation should be commensurate with the time spent by senior officers and directors in meeting their obligations and reflective of the compensation paid by companies similar to BitGold in size, business and stage of development;

●	compensation should be appropriate to the actual financial and other resources of BitGold; and
●	the structure of the compensation should be simple, transparent and easy for shareholders to understand.

BitGold Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
Other Board Committees

In addition to the BitGold Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, the BitGold Board has the following committees:

Disclosure Committee

The Disclosure Committee oversees BitGold’s corporate disclosure practices and ensures adherence to BitGold’s policies relating to public disclosure and confidentiality of material information, and trading in BitGold’s securities by insiders. It makes recommendations to the Chief Executive Officer in relation to the foregoing, and reviews BitGold’s public statements.

Regulatory & Compliance Committee

Regulatory & Compliance Committee oversees BitGold’s non-financial compliance programs and systems with respect to legal and regulatory compliance. Its core functions include determining and reviewing its regulatory compliance obligations, to create policies to meet these obligations, including the Foreign Corrupt Practices Policy and the Anti-Money Laundering Policy; to create and oversee the implementation of compliance programs in conjunction with senior management, and to review such programs for effectiveness. The Regulatory & Compliance Committee is also responsible for reviewing the documents that define the legal relationship between BitGold and its customers, including BitGold’s Terms of Service and Privacy Policy.

Assessments

The BitGold Board does not consider formal assessments useful given the stage of BitGold’s business and operations. However, the directors believe that nomination to the board is not open ended and that directorships should be reviewed carefully for alignment with BitGold’s strategic needs. To this extent, the directors constantly review individual director performance and the performance of the BitGold Board as a whole, including processes and effectiveness, and the performance of the chairperson, if any, of the BitGold Board. A more formal assessment process will be instituted if and when the BitGold Board considers it to be necessary.

Promoters

Roy Sebag and Joshua Crumb may be considered promoters of BitGold within the meaning of relevant Canadian Securities Laws. As of the date hereof, Mr. Sebag beneficially owns, controls or directs, directly or indirectly, 17,250,000 BitGold Shares, representing 73.4% of the issued and outstanding BitGold Shares as of the date hereof, and Mr. Crumb owns, controls or directs, directly or indirectly, 1,500,000 BitGold Shares representing 6.4% of the issued and outstanding BitGold Shares as of the date hereof. See General Information Respecting the Meetings – BitGold Voting Securities and Principal Holders Thereof” and “Information Concerning BitGold - Directors and Officers”.

Legal Proceedings

BitGold is not, and during the period from incorporation to December 31, 2014 was not, a party to any legal proceedings. No property of BitGold is, or during the period from incorporation to December 31, 2014 was, the subject of any legal proceedings. To the knowledge of BitGold, no such legal proceedings are contemplated. There have not been any penalties or sanctions imposed against BitGold by, or settlement agreement entered into by BitGold before, a court or regulatory body, including any securities regulatory authority.

Interests of Management and Others in Material Transactions

Except as disclosed below and elsewhere in this Circular, no director, executive officer, or person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the BitGold Shares, nor any associate or affiliate of any such persons or company, has or has had within the three years before the date hereof, any material interest, directly or indirectly, in any transaction that has materially affected or is reasonably expected to materially affect BitGold or any of its subsidiaries.

On August 14, 2014, BitGold acquired from Roy Sebag, a director, officer, and control person of BitGold, certain intellectual property, including the domain name “bitgold.com”, pursuant to an asset purchase agreement dated August 14, 2014. In consideration for the intellectual property, BitGold issued 100,000 common shares (3,000,000 BitGold Shares on a post-Stock Split Basis) at a deemed issue price of $1.00 per common share ($0.033 on a post-Stock Split basis).

On February 19, 2015, pursuant to the Financing, Roy Sebag subscribed for and purchased 1,008,000 Subscription Receipts at $0.90 per Subscription Receipt for aggregate gross proceeds of $907,200, Daniel Crandall purchased 10,000 Subscription Receipts at $0.90 per Subscription Receipt for aggregate gross proceeds of approximately $9,000, and James G. Eaton purchased 411,200 Subscription Receipts at $0.90 per Subscription Receipt for aggregate gross proceeds of $370,080. See “The Amalgamation – Concurrent Financing” and “Information Concerning BitGold – Description of Securities”.

On February 23, 2015, BitGold entered into the Amalgamation Agreement with Loma Vista. Roy Sebag, who is a director, officer, and control person of BitGold, is also a director, officer, and control person of Loma Vista. Joshua Crumb, who is a director of BitGold, is also a director and control person of Loma Vista. As a result of the Business Combination, Mr. Sebag would become President, Chief Executive Officer, and a director of Amalco, and would own 18,408,662 (51.2%) of the Amalco Shares, and Mr. Crumb would become Chief Strategy Officer and a director of Amalco, and would own 1,652,837 (4.6%) of the Amalco Shares. See “The Amalgamation” and “Information Concerning Amalco – Directors and Executive Officers” in this Circular.

Risk Factors

AN INVESTMENT IN THE BITGOLD SHARES IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. Due to the nature of BitGold’s business and its present stage of development, prospective investors should carefully consider certain risks involved in an investment in the securities of BitGold including: (i) BitGold’s absence of any operating history; (ii) future capital needs and uncertainty of additional financing; (iii) the competitive nature of the industry; (iv) unproven market for BitGold’s services; (v) BitGold’s ability to evaluate and respond to market conditions; (vi) volatility of gold prices and public interest in gold investment; (vii) the need for BitGold to manage its planned growth and expansion; (viii) action taken by regulatory authorities may limit BitGold’s business and operations; (ix) lack of regulation and consumer protection; (x) the effects of product development and need for continued technology change; (xi) dependence on technical infrastructure; (xii) foreign growth restrictions; (xiii) gold trading risks; (xiv) protection of intellectual property rights; (xv) the effect of government regulation and compliance on BitGold and the industry; (xvi) use and storage of personal information and compliance with privacy laws; (xvii) network security risks; (xviii) the ability of BitGold to maintain properly working systems; (xix) market expansion risks; (xx) use of BitGold’s services for improper or illegal purposes; (xxi) theft and risk of physical harm to personnel; (xxii) reliance on key personnel; (xxiii) customer complaints and negative publicity; (xxiv) global economic and financial market deterioration impeding access to capital or increasing the cost of capital; (xxv) volatile securities markets impacting security pricing unrelated to operating performance; (xxvi) dividend policy; (xxvii) concentration of control of BitGold; and (xxviii) uninsurable risks.

Prospective investors of securities of BitGold should carefully consider the risks described below. BitGold’s operations are high-risk due to the nature of BitGold’s business and its present stage of development. The following describes some of the risks that could affect BitGold and could materially affect BitGold’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to BitGold. BitGold may face additional risks and uncertainties other than those listed below (or elsewhere in this Circular), including risks and uncertainties that are unknown to BitGold and risks and uncertainties that BitGold now believes to be immaterial, which could turn out to be material, that could have a material adverse effect on the business of BitGold. If any of the risks described below (or elsewhere in this Circular) actually occur, the business, financial condition and/or results of operations of BitGold could be materially adversely affected.

Absence of Operating History

BitGold has operating history and, in particular, no history of generating revenue or profits. BitGold is a development stage money services business. BitGold’s systems are in a beta testing phase, and it has not yet carried on active operations and it does not currently have any users. There can be no assurance that it will generate profits in the future, or that profitability will be sustained. Although BitGold anticipates earning revenue in the near future, it is also incurring substantial expenses in the establishment of its business. To the extent that such expenses do not result in revenue gains that are adequate to sustain and expand its business, BitGold’s long-term viability may be materially and adversely affected.

A significant portion of BitGold’s financial resources have been and will continue to be, directed to the development of its business and marketing activities. The success of BitGold will ultimately depend on its ability to generate cash from its business. There is no assurance that the future expansion of BitGold’s business will be sufficient to raise the required funds to continue the development of its business and marketing activities.

BitGold’s ability to retain, increase and engage the customer user base and to increase revenue will depend heavily on the ability to create successful new products, both independently and in conjunction with other third parties. BitGold may introduce significant changes to existing products or develop and introduce new and unproven products, including using technologies with which have little or no prior development or operating experience. If new or enhanced products fail to engage users, BitGold may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify continued investment and the business may be adversely affected. In the future, BitGold may invest in new products and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If BitGold is not successful with new approaches to monetization, it may not be able to maintain or grow revenue as anticipated or recover any associated development costs, and financial results could be adversely affected.

Future Capital Needs and Uncertainty of Additional Financing

BitGold currently anticipates that its cash balance will be sufficient to meet its presently anticipated working capital and capital expenditure requirements over the next 18 months. However, BitGold may need to raise additional funds in order to support rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. BitGold may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to BitGold, or at all. Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of BitGold will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms BitGold may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on BitGold’s business, financial condition and operating results.

Competition

BitGold faces competition from established competitors, and also from competitors using alternative technologies.

While the market for crypto-currencies and technologies backed by gold or otherwise is highly fragmented, there exists little in the way of barriers to entry to this type of business. BitGold therefore believes that it must continue to develop new products and services and introduce enhancements to its existing products and services in a timely manner if it is to remain competitive. Even if BitGold introduces new and enhanced products and services, it may not be able to compete effectively because of the significantly greater financial, technical, marketing and other resources available to some of its competitors. As the markets for BitGold’s products and services expand, additional competition may emerge and competitors may commit more resources to competitive products and services. There can be no assurance that BitGold will be able to compete successfully in these circumstances.

Some of BitGold’s current and potential competitors have significantly greater resources and better competitive positions in certain markets than BitGold. These factors may allow competitors to respond more effectively than BitGold to new or emerging technologies and changes in market requirements. Competitors may develop products, features, or services that are similar to those of BitGold or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition certain competitors could use strong or dominant positions in one or more markets to gain competitive advantage against BitGold in areas where it operates. As a result, competitors may acquire and engage users at the expense of the growth or engagement of BitGold’s user base, which may negatively affect its business and financial results.

Unproven Market

BitGold is a novel application of technology to investments in physical gold, which aims to facilitate acquisition of physical gold and render it useful in everyday transactions. There is currently no proven market for a service of this kind, and there can be no assurance that a market will develop in the near future, or at all. BitGold is relying on its ability to convince customers that its services are an attractive alternative to other forms of transaction-accessible and investment accounts (such as bank accounts, brokerage accounts, and competitor virtual payment solutions), and other stores of monetary value (such as currencies, equities, debt instruments, and ETFs). BitGold believes that its assumptions and projections are reasonable, based on the proven markets for both gold and gold investment products, and for Internet-based payment settlement services, but there can be no assurance that this will be the case. Any failure to develop and sustain a market for BitGold’s services could adversely affect BitGold’s business, operations, and financial condition.

Ability to Evaluate and Respond to Market Conditions

BitGold has no operating history, and operates in an evolving market that may not grow as expected. This limited operating history makes it difficult to effectively assess BitGold’s future prospects. BitGold’s business and prospects should be considered in light of the risks and difficulties that BitGold may encounter in acquiring customers; offering a superior user experience; earning and preserving customers’ trust with respect to the security of their acquisition and storage of gold, payment processing, and personal financial information; processing, storing, and using customers’ personal information in compliance with applicable privacy laws; complying with existing and new laws and regulations, which may be onerous; building and maintaining a scalable, high-performance technology infrastructure that can efficiently and reliably handle gold transactions and payment processing; and international expansion. If the market for a physical-gold-based savings and transactions account does not develop as expected, or if BitGold fails to address the needs of this market, BitGold’s business will be harmed. BitGold may not be able to successfully address these risks and challenges, including those described elsewhere in these risk factors. Failure to adequately address these risks and challenges could harm BitGold’s business and results of operations.

Volatility of Gold Prices & Public Interest in Gold Investment

The development of BitGold’s business depends on the interest of the public wishing to hold and transact in gold. Accordingly, BitGold’s ability to establish its business and become profitable depends on the public’s perception of the gold investment and on the future prices of minerals and metals and will be significantly affected by changes in the market prices of minerals and metals.

Precious metals prices are subject to volatile price movements which can be material and occur over short periods of time, and which are affected by numerous factors, all of which are beyond BitGold’s control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted), and political developments.

The effect of these factors on the prices of precious metals, and therefore the economic viability of any of BitGold’s business cannot be accurately determined. The prices of commodities have historically fluctuated widely, and future price declines could cause the development of BitGold’s business to be impracticable or uneconomical. As such, BitGold may determine that it is not economically feasible to continue certain or all aspects of its business, which could have a material adverse impact on BitGold’s financial performance and results of operations. In such a circumstance, BitGold may also curtail or suspend some or all of its activities, with the result that the business will not develop in the manner which was intended.

Ability to Manage Growth

BitGold may experience rapid growth in the scope of its operations. Growth may result in increased responsibilities for BitGold’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, BitGold will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that BitGold will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support BitGold’s expansion. Any failure to implement cohesive and efficient operating, financial, and management information systems, to add resources on a cost-effective basis or to otherwise properly manage BitGold’s expansion could have a material adverse effect on its business and results of operations.

Actions by Regulators Could Limit BitGold’s Business and Operations

Money transfers are regulated by provincial, federal and foreign governments. BitGold and its payment processing partners are subject to an extensive set of legal and regulatory requirements. BitGold’s international operations may become subject to licensing requirements. If federal, provincial or foreign regulators were to take actions that interfered with BitGold’s ability to reliably buy and sell gold or effect payment transfers, attempt to seize gold on behalf of customers, or limit or prohibit BitGold or payment services partners from transferring money in certain countries, this could harm BitGold’s business. If BitGold is prevented from transferring money from particular states or jurisdictions that are significant to its business, it could harm BitGold’s business and results of operations.

Lack of Regulation and Customer Protection

BitGold’s business is designed to be in full compliance with all regulatory requirements of its users, including anti-money laundering legislations and banking department recordkeeping requirements, as well as being fully integrated with the ability to check various worldwide watch lists for wanted criminals and terrorists. Nevertheless, the fact that BitGold is not a bank, investment dealer or trust company, may result in the business of BitGold not being subject to a regulatory environment which is as extensive and robust as the regulatory environment for financial institutions. Furthermore, BitGold does not have insurance through government sponsored programs or deposit insurance and relies on private insurance carriers, which may not necessarily provide as extensive coverage in the event of loss. Although gold bullion is held on behalf of users on a segregated basis, there can be no assurance that a third party will not claim an interest in such property in a legal proceeding or claim against BitGold.

Product Development and Rapid Technological Change

The advent of the so called “Internet of money” may erode established money and gold markets resulting in a significant adverse effect upon BitGold’s continued growth and profitability. The development of a truly cashless society continues to be slowed by such factors as issues respecting infrastructure, cultural resistance, distribution problems and patchwork regulations. Nevertheless, the success of BitGold could be seriously affected by a competitor’s ability to develop and market competing technologies.

To remain competitive, BitGold must continue to enhance and improve the responsiveness, functionality and features of its technology (namely AURUM) and website. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render BitGold’s existing operations and proprietary technology and systems obsolete. BitGold’s success will depend, in part, on its ability to develop leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its existing and prospective users and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Internet and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that BitGold will successfully implement new technologies or adapt its website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If BitGold is unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal financial or other reasons, BitGold’s business could be materially adversely affected.

Dependence on Technical Infrastructure

BitGold’s ability to attract, retain, and serve users is dependent upon the reliable performance of the AURUM platform and the underlying technical infrastructure. BitGold’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to the business. If the BitGold platform is unavailable when users attempt to access it, or if it does not load as quickly as they expect, users may close their accounts. As the user base continues to grow, BitGold will need an increasing amount of technical infrastructure, including network capacity, and computing power, to continue to satisfy the needs of users. It is possible that BitGold may fail to effectively scale and grow its technical infrastructure to accommodate these increased demands. In addition, the business is subject to interruptions, delays, or failures resulting from earthquakes, other natural disasters, terrorism, or other catastrophic events.

Any disruption or failure in the services BitGold receives from third party Internet or technology providers used to facilitate its business could harm BitGold’s ability to handle existing or increased traffic and could significantly harm its business. Any financial or other difficulties these providers face may adversely affect BitGold’s business, and BitGold exercises little control over these providers, which increases vulnerability to problems with the services they provide.

Foreign Restrictions on Operations

Foreign governments may restrict or block access to BitGold within their jurisdictions, or impose restrictions that may affect the accessibility of BitGold in their country for an extended period of time or indefinitely. For example, some countries like South Africa limit the amount physical currency a resident is permitted to leave the country with, and others may impose restrictions on physical gold bullion purchases. In addition, foreign governments may seek to restrict access to BitGold if they consider BitGold’s business to be in violation of their laws. If access to BitGold is restricted in whole or in part in one or more countries, or competitors are able to successfully penetrate geographic markets that BitGold cannot access, BitGold’s ability to retain or increase its user base and user engagement may be adversely affected, BitGold may not be able to maintain or grow revenue as anticipated, and financial results could be adversely affected.

Gold Trading Risks

AURUM technology functions as a consolidated order-book obtaining pricing feeds from precious metals dealers, bullion banks, and mining companies that quote bid/ask spreads in various vaults around the world. The consolidated feed results in a “best bid or offer”, or BBO, which is then distributed to the BitGold platform for all transactions. The purchase of the gold contracts for physical settlement is complicated. Should the management of this order flow break down, or if customer orders are not accurately implemented, BitGold would be exposed to damages for the resulting liabilities.

During times in which there is no access to market prices, BitGold Inc. will maintain its own BBO using best efforts. BitGold is exposed to potential loss if the judgments it makes on gold pricing exceed the applicable profit margins.

BitGold’s physical gold bullion is provided by commodity traders licensed for trading on COMEX. If these contracts are not managed properly, BitGold would be exposed to liabilities for the resulting damages.

Intellectual Property

Proprietary rights are important to BitGold’s success and its competitive position. Although BitGold seeks to protect its proprietary rights, its actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate designation of BitGold’s work. Any of these claims, with or without merit, could subject BitGold to costly litigation and the diversion of the time and attention of its technical management personnel. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of BitGold’s brand and other intangible assets may be diminished and competitors may be able to more effectively mimic BitGold’s service and methods of operations. Any of these events could have an adverse effect on BitGold’s business and financial results.

Government Regulation and Compliance

BitGold’s services are subject to a wide range of laws and regulations intended to help detect and prevent money laundering, terrorist financing, fraud and other illicit activity. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies is changing, often quickly and with little notice. Economic and trade sanctions programs that are administered by the Department of Foreign Affairs, Trade, and Development prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers and terrorists or terrorist organizations. As regulatory scrutiny and enforcement action in these areas increase, BitGold expects its costs to comply with these requirements will increase, perhaps substantially. Failure to comply with any of these requirements could result in the limitation, suspension or termination of BitGold’s services, the seizure and/or forfeiture of BitGold’s assets and/or the imposition of civil and criminal penalties, including fines.

BitGold and BitGold Vault Inc. are subject to the reporting, recordkeeping and anti-money laundering provisions of the PCMLTFA, and to regulatory oversight and enforcement by FINTRAC. BitGold is also subject to enforcement by Canadian Border Services Agency and the Royal Canadian Mounted Police of economic sanctions imposed by Canada. Any non-compliance with anti-laundering or reporting procedures could result in significant financial penalties and the possibility of criminal prosecution. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, increase operating costs, require significant management time and attention, and subject BitGold to claims or other remedies, including fines or demands that BitGold modify or cease existing business practices.

BitGold is also subject to of Canadian and foreign laws and regulations that affect companies conducting business on the Internet, which regulate user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, consumer protection and taxation. In particular, BitGold is subject to federal, provincial, and foreign laws regarding privacy and protection of user data. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the Canada.

The foregoing laws and regulations are constantly evolving, unclear and inconsistent across various jurisdictions, making compliance challenging. Many of these laws are still evolving and being tested in the courts, and could be interpreted in ways that could harm BitGold’s business. If BitGold fail to update its compliance systems to reflect legislative or regulatory developments, BitGold could incur penalties. New legislation, changes in laws or regulations, implementing rules and regulations, litigation, court rulings, changes in industry practices or standards, changes in systems rules or requirements or other similar events could expose BitGold to increased compliance costs, liability, reputational damage, and could reduce the market value of BitGold’s services or render them less profitable or obsolete.

Use and Storage of Personal Information and Compliance with Privacy Laws

BitGold receives, store and process personal information and other customer data, including bank account numbers, credit and debit card information, identification numbers, addresses, telephone numbers, and images of government identification, and information relating to financial transactions. As a result, BitGold is required to comply with the privacy provisions the Freedom of Information and Protection of Privacy Act (Ontario). There are also numerous other federal, provincial and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other applicable rules. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or BitGold’s business practices. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, BitGold may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by security breaches.

Any failure or perceived failure by BitGold to comply with its privacy policies, privacy-related obligations to customers or other third parties, or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, fines or litigation. Any breach of credit or debit card information that BitGold stores could result in BitGold incurring liability to the issuing banks for their cost of issuing new cards and related expenses. In addition, a significant breach could result in BitGold being prohibited from processing transactions for any of the relevant network organizations, such as Visa or MasterCard, which would harm BitGold’s business. If any third parties with whom BitGold works, such as marketing partners, vendors or developers, violate applicable laws or BitGold’s policies, such violations may put BitGold’s customers’ information at risk and could harm BitGold’s business. Any negative publicity arising out of a data breach or failure to comply with applicable privacy requirements could cause reputational damage and cause customers to lose trust in BitGold, which could adversely affect BitGold’s business, results of operations, financial position and potential for growth.

Network Security Risks

BitGold obtains, transmits, and stores confidential user information in connection with its services. These activities are subject to the laws and regulations of Canada and other jurisdictions. The requirements imposed by these laws and regulations, which often differ materially among the many jurisdictions where BitGold intends to offer service, are designed to protect the privacy of personal information and to prevent that information from being inappropriately disclosed. BitGold relies on a variety of technologies to provide security its systems. Despite the implementation of network security measures, BitGold’s infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments, including improper acts by third parties, may result in a compromise or breach of the security measures that BitGold uses to protect its systems. BitGold could also suffer from an internal security breach.

Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to BitGold users. If a third party or employee were to misappropriate, misplace or lose corporate information, including financial and account information, customers’ personal information, or source code, BitGold’s business may be harmed. BitGold may be required to expend significant capital and other resources to protect against these security breaches or losses or to alleviate problems caused by these breaches or losses. If third parties gain improper access to BitGold’s systems or databases or those of BitGold’s partners or contractors, they may be able to steal, publish, delete or modify confidential customer information. A security breach could expose BitGold to monetary liability, lead to inquiries and fines or penalties from regulatory or governmental authorities, lead to reputational harm and make users less confident in BitGold’s services, which could harm BitGold’s business, financial condition and results of operations

Risk of System Failure or Inadequacy

BitGold’s operations are dependent on its ability to maintain its equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of BitGold’s customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. BitGold may in the future experience failure of its information systems which may result in decreased levels of service delivery or interruptions in service to its users. While BitGold continually reviews and seeks to upgrade its technical infrastructure and provides for certain system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in BitGold’s operations could have a material and adverse effect on BitGold’s business.

Some of BitGold’s applications are hosted by users. Any failure on the part of those users to maintain their equipment in good working order and to prevent system disruptions could have a material and adverse effect on BitGold’s business.

Risks Associated with Market Expansion

BitGold is exploring opportunities to expand its operations into new markets abroad by increasing the number of eligible countries from which users may open and transact using BitGold accounts. Any future expansion into new markets could place BitGold in unfamiliar competitive environments and involve various risks, including incurring losses or failing to comply with applicable laws and regulations. Such expansion would also require significant resources and management time, and there is no guarantee that, after expending such resources and time, BitGold will receive the necessary approvals to operate in such new markets. If BitGold is granted authority to operate in such new markets, it is possible that returns on such investments will not be achieved for several years, if at all. There is no guarantee that BitGold’s business model will be successful in a new market, that BitGold could maintain acceptable profit margins in these new markets, or that international expansion would help grow BitGold’s business. If BitGold is unable to successfully expand operations into new markets, future growth rates may be harmed.

Use of BitGold’s Services for Improper or Illegal Purposes

BitGold’s services remain susceptible to potentially illegal or improper uses as criminals are using increasingly sophisticated methods to engage in illegal activities involving Internet services and payment providers. Because BitGold’s customers transfer money using bank accounts or credit and debit cards via the Internet, and these are not face-to-face transactions, these transactions involve a greater risk of fraud. Other illegal or improper uses of BitGold’s services may include money laundering, terrorist financing, drug trafficking, human trafficking, illegal online gaming, romance and other online scams, illegal sexually-oriented services, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, piracy of software, movies, music and other copyrighted or trademarked goods, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Users of BitGold’s services may also encourage, promote, facilitate or instruct others to engage in illegal activities. If the measures BitGold takes are too restrictive and inadvertently screen proper transactions, this could diminish BitGold’s customer experience which could harm BitGold’s business. Despite BitGold’s best efforts, there can be no assurance that measures taken by BitGold will stop all illegal or improper uses of BitGold’s services. BitGold’s business could be harmed if customers use BitGold’s system for illegal or improper purposes.

Theft & Risk of Physical Harm to Personnel

BitGold outsources the storing, transport and insurance of physical gold bullion cubes to The Brink’s Company, who, as part of its daily business, faces the risk of theft and employee dishonesty.

BitGold maintains a crime insurance policy which provides coverage against theft and employee dishonesty, but any particular claim is subject to verification that it is within policy limits which may not be assured and may require legal proceedings to enforce coverage. Of particular concern are circumstances where employees could collude with customers to engage in theft by evasion of internal and other controls and cause damage which may not be predictable or within the terms of existing insurance coverage. The BitGold Audit Committee monitors internal controls and the AURUM technology monitors and account for all fund balances in real time.

In addition, employees and agents of BitGold are potentially subject to physical harm if subjected to a forcible robbery. BitGold has an internal risk committee which manages the deployment of a comprehensive security program which includes surveillance cameras, alarms, safe/vault equipment alarms and additional intrusion protection devices, as well as multiple staff on site at all times.

Customer Complaints and Negative Publicity

Customer complaints or negative publicity about BitGold’s services could diminish consumer confidence in BitGold, which could lead to a reduced use of BitGold’s services. Breaches of customers’ privacy and security measures could have the same effect. Measures that BitGold takes to combat risks of fraud and breaches of privacy and security, such as cancelling customer transactions or closing customer accounts, may damage relations with BitGold’s customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service will require significant personnel expense, and this expense, if not managed properly, could impact BitGold’s profitability. Any inability to manage or train customer service representatives properly could compromise BitGold’s ability to handle customer complaints effectively. If BitGold does not handle customer complaints effectively, its reputation may be harmed and BitGold may lose its customers’ confidence.

Reliance on Key Personnel

BitGold currently has a small senior management group, which is sufficient for BitGold’s present level of activity. BitGold’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. BitGold relies on a limited number of key employees, consultants and members of senior management and there is no assurance that BitGold will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on BitGold’s business, financial condition and prospects.

The development of BitGold is dependent upon its ability to attract and retain key personnel, particularly the services of Roy Sebag and Josh Crumb. See “Information Concerning BitGold – Directors and Officers”. The loss of either Mr. Sebag’s or Mr. Crumb’s services could have a materially adverse impact on the business of BitGold. There can be no assurance that BitGold can retain its key personnel or that it can attract and train qualified personnel in the future.

To operate successfully and manage its potential future growth, BitGold must attract and retain highly qualified managerial and financial personnel. BitGold faces intense competition for qualified personnel in these areas, and there can be no certainty that BitGold will be able to attract and retain qualified personnel. If BitGold is unable to hire and retain additional qualified personnel in the future to develop its business, then its financial condition and operating results could be adversely affected.

Global Economic and Financial Market Conditions

Market events and conditions, including disruption in the Canadian, U.S. and international credit markets and other financial systems and the deterioration of Canadian, U.S. and global economic and financial market conditions, could, among other things, impact currency trading, gold markets and impede access to capital or increase the cost of capital, which would have an adverse effect on BitGold’s ability to fund its working capital and other capital requirements.

Market disruptions could, among other things, make it more difficult for BitGold to obtain, or increase its cost of obtaining, capital and financing for its operations. BitGold’s access to additional capital may not be available on terms acceptable to BitGold or at all.

Market Price of BitGold Shares

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the BitGold Shares is also likely to be significantly affected by short-term changes in gold prices, the rapid technological changes affecting the crypto-currency market, or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to BitGold’s performance that may have an effect on the price of the BitGold Shares include the following: the extent of analytical coverage available to investors concerning BitGold’s business may be limited if investment banks with research capabilities do not follow BitGold’s securities; lessening in trading volume and general market interest in BitGold’s securities may affect an investor’s ability to trade significant numbers of BitGold Shares; the size of BitGold’s public float may limit the ability of some institutions to invest in BitGold’s securities; and a substantial decline in the price of the BitGold Shares that persists for a significant period of time could cause BitGold’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the price of the BitGold Shares at any given point in time may not accurately reflect BitGold’s long-term value.

Dividend Policy

No dividends on the BitGold Shares have been paid by BitGold to date. Payment of any future dividends will be at the discretion of the BitGold Board after taking into account many factors, including BitGold’s operating results, financial condition and current and anticipated cash needs.

Control of BitGold

Roy Sebag, the President, Chief Executive Officer and Chairperson of BitGold, is the principal shareholder of BitGold and the promoter of BitGold. Mr. Sebag beneficially owns 17,250,000 BitGold Shares, representing approximately 72.3% of the issued and outstanding BitGold Shares. See “The Amalgamation – Principal Holders of BitGold Securities”, “Information Concerning BitGold - Directors and Officers” and “Information Concerning BitGold – Promoter”.

By virtue of his status as the principal shareholder of BitGold, and by being a director and officer of BitGold, Roy Sebag has the power to exercise control over all matters requiring shareholder approval, including the election of directors, amendments to BitGold’s articles and by-laws, mergers, business combinations and the sale of substantially all of BitGold’s assets. As a result, BitGold could be prevented from entering into transactions that could be beneficial to BitGold or its other shareholders. Also, third parties could be discouraged from making a take-over bid. As well, sales by Mr. Sebag of a substantial number of BitGold Shares could cause the market price of the BitGold Shares to decline.
All of the Amalco Shares issuable to Roy Sebag in exchange for his BitGold Shares and Loma Vista Shares pursuant to the Amalgamation will be held in escrow upon completion of the Amalgamation. See “The Amalgamation – Escrow of Amalco Shares” and “Information Concerning Amalco – Escrowed Securities”.

Uninsurable Risks

The operations of BitGold are subject to risk associated with settling physical gold contracts in an accurate and secure manner, as well as the holding of gold in vault operations and any and all legal liability associated its money services business.

It is not always possible to obtain insurance against all such risks and BitGold does not insure physical gold owned by its customers. Brink’s maintains insurance in conjunction with Lloyd’s of London on such terms and conditions as it considers appropriate against all risk of physical loss of, or damage to, bullion stored in BitGold’s vaults except the risk of war, nuclear incident, terrorism events or government confiscation.

While BitGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting BitGold’s business and financial condition.

Auditor, Transfer Agent and Registrar

BitGold’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. Such firm is independent of BitGold in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

The transfer agent and registrar for the BitGold Shares is Capital Transfer Agency Inc., 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1.

Material Contracts

BitGold has not entered into any material contracts, except in the ordinary course of business, other than the Amalgamation Agreement, a copy of which is available for inspection without charge at the offices of Peterson & Company LLP, 390 Bay Street, Suite 806, Toronto, Ontario M5H 2Y2, during ordinary business hours until the date of the Loma Vista Meeting and for a period of 30 days thereafter, and on SEDAR at www.sedar.com at all times.

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INFORMATION CONCERNING AMALCO
Corporate Structure

Name and Incorporation

Amalco will be named BitGold Inc. (or such other name as may be determined in the discretion of the Loma Vista Board and the BitGold Board and acceptable to the Applicable Exchange). Amalco will be governed by the CBCA, and will have a head and registered office located at 334 Adelaide St. West, 3rd Floor, Toronto, Ontario M5V 1R4.

Intercorporate Relationships

At the Effective Time, BitGold and Loma Vista will be amalgamated and will continue as Amalco subject to the terms and conditions of the Amalgamation Agreement. As a result, Amalco will directly own all of the issued and outstanding Amalco Shares. The following diagram sets forth the corporate structure of Amalco:

Description of the Business of Amalco

Amalco will continue the business of BitGold, and its efforts will be directed at the public launch of its website and marketing strategies. For more information, see “Information Concerning BitGold – Description of the Business”.

Selected Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial statements of Amalco and accompanying notes are included in Schedule “F” to this Circular. The following selected unaudited pro forma consolidated financial information is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in Schedule “F” to this Circular.

As at December 31, 2014 (CAD$)
Pro Forma Consolidated Balance Sheet
Cash and Equivalents	9,663,190
Current Assets	118,444
Long Term Assets	107,558
Total Assets	9,889,192

Accounts payable and accrued liabilities	137,851
Shareholders’ Equity	9,751,341
Total Liabilities and Shareholders’ Equity	9,889,192

Description of Securities

The authorized share capital of Amalco will be an unlimited number of common shares (“Amalco Shares”), of which there will be approximately 35,975,885 Amalco Shares outstanding as fully paid and non-assessable upon completion of the Amalgamation. Additionally, there will be 3,888,888 Amalco Warrants, 462,346 Amalco Agent Warrants, and 39,428 Amalco Options exercisable to purchase Amalco Shares at an exercise price of $2.47 outstanding.

Amalco Shares

The material attributes and features of each Amalco Share will be the same as the material attributes and features associated with the BitGold Shares and the Loma Vista Shares. See “Information Concerning Loma Vista – Description of Securities” and ““Information Concerning BitGold – Description of Securities”.

Amalco Warrants

The material attributes and features of each Amalco Warrant will be the same as the material attributes and features associated with the BitGold Warrants. See “Information Concerning BitGold – Description of Securities – Subscription Receipts”.

Amalco Agent Warrants

The material attributes and features of each Amalco Agent Warrant will be the same as the material attributes and features associated with the BitGold Agent Warrants. See “Information Concerning BitGold – Description of Securities – Subscription Receipts”.

Each Amalco Agent Warrant will entitle the holder thereof to purchase one Amalco Share and one half of one Amalco Warrant at a price of $0.90 until the date that is 24 months after the Effective Date. See “Information Concerning Loma Vista – Description of Securities”.

Amalco Options

The Amalco Options will be issued pursuant to the Amalco Option Plan. See “The Amalgamation – Amalco Option Plan”.

The material attributes and features of each Amalco Option issued in exchange for Loma Vista Options will be the same as the material attributes and features associated with the Loma Vista Options. For more information concerning the Loma Vista Options, see “Information Concerning Loma Vista – Executive Compensation”.

Pro Forma Consolidated Capitalization

The following table sets for the capitalization of Amalco after giving effect to the Amalgamation, and should be read in together with the pro forma consolidated financial statements of Amalco included as Schedule “F” to this Circular:

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding after Amalgamation
Amalco Shares	Unlimited	35,975,885
Amalco Warrants	4,122,221	3,888,888
Amalco Agent Warrants	462,346	462,346
Amalco Options(1)	3,597,885	39,428	(2)

Notes:
(1) Assumes Shareholder approval of the Amalco Option Plan at the Meetings.
(2) See “Information Concerning Amalco – Options to Purchase Securities”.

Fully-Diluted Share Capital

Designation of Security	Outstanding (#)	Outstanding (%)
Amalco Shares
Issued	35,975,885	89.1%
Reserved for issuance pursuant to Amalco Warrants(1)	4,120,061	10.2%
Reserved for issuance pursuant to Amalco Agent Warrants(2)	231,173	0.6%
Reserved for issuance pursuant to Amalco Options	39,428	0.1%
Total number of securities (fully diluted)	40,366,547	100%

Notes:
(1) Including 3,888,888 Amalco Warrants outstanding, and 231,173 Amalco Warrants issuable upon exercise of the Amalco Agent Warrants.
(2) Does not include Amalco Shares issuable upon exercise of the 231,173 Amalco Warrants underlying the Amalco Agent Warrants.

Dividends

There will be no restrictions in Amalco’s articles or elsewhere, other than customary general solvency requirements, which would prevent Amalco from paying dividends. However, neither BitGold nor Loma Vista has declared dividends to date and it is expected that Amalco will not declare dividends in the near future.

Use of Financing Proceeds

Upon completion of the Amalgamation, Amalco expects to receive approximately $6,516,750 in net proceeds after deducting the agent’s commission of approximately $416,100 and estimated expenses of $67,150 payable by BitGold. The following table sets out Amalco’s intended use of the net proceeds of the Financing:

Activity	Amount ($)
Website development, marketing and ATM roll-out	5,000,000
General and Administrative Budget	600,000
Working Capital	916,750
Total	6,516,750

The amounts actually expended for the purposes described above may vary significantly depending on, among other things, unanticipated delays in the public launch of the website and the effectiveness of planned marketing programs. See “Cautionary Note Regarding Forward-Looking Statements and Risks”.

Until required for Amalco’s purposes, Amalco intends to hold the net proceeds from the Financing in a cash account at a Canadian financial institution or to invest the net proceeds from the Financing to the extent practicable in short-term investment-grade, interest-bearing and other marketable securities. Management of Amalco will be responsible for the supervision of, and the investment policy with respect to, any unallocated funds.

Given that BitGold is still in the research and development phase and has not earned any revenue since its inception, and, while the BitGold and, upon completion of the Amalgamation, Amalco intends to spend the funds available to it as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. See “Information Concerning BitGold – Risk Factors”.

BitGold has generally experienced negative operating cash flows in recent history, and to the extent that the BitGold has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows.

Principal Holders of Amalco Securities

To the knowledge of the directors and officers of BitGold and Loma Vista, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, Amalco Shares carrying more than 10% of the voting rights attached to the Amalco Shares, than as set out below:

	BitGold Shares(1)(2)		Loma Vista Shares(2)(3)		Anticipated Amalco Shares(4)
	#	(%)	#	(%)	#	(%)
Roy Sebag	18,361,111	58.1%	2,483,750	27.1%	18,408,662	51.2%

Notes:
(1) The information as to BitGold Shares and Loma Vista Shares beneficially owned, controlled or directed, not being within the knowledge of the Loma Vista or BitGold, has been furnished by the holder of such shares.
(2) Calculated on a non-diluted basis, on the basis of 23,852,952 BitGold Shares issued and outstanding.
(3) Calculated on a non-diluted basis, on the basis of 9,158,667 Loma Vista Shares issued and outstanding.
(4) Calculated on a non-diluted basis, on the basis of 35,975,885 Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts.

Directors and Officers of Amalco

Following the Amalgamation, the Amalco board of directors will consist of five members, including Roy Sebag, Joshua Crumb, Dennis H. Peterson and James G. Eaton. See “The Amalgamation – Effects of the Amalgamation”.

Amalco will continue to be led by the current BitGold management team, including Roy Sebag as President and Chief Executive Officer; Joshua Crumb as Chief Strategy Officer; Jason Loewe as Chief Operating Officer and Corporate Secretary; Alessandro Premoli as Chief Technology Officer; and Daniel Crandall as Chief Financial Officer.

The following table and the notes thereto set out the name and municipality of residence of each proposed director and officer of Amalco, their proposed position or office with Amalco, their respective principal occupations, the approximate number and percentage of Amalco Shares proposed to be beneficially owned, directly or indirectly, or over which control or direction is proposed to be exercised by each such person and as a group, assuming completion of the Amalgamation. Each director will hold office until the next annual meeting of Amalco unless his or her office is earlier vacated:

Name, and Province and Country of Residence	Age	Proposed Position or Office with Amalco	Principal Occupation During the Last Five Years(1)	Number of Amalco Shares Owned or Controlled(1)(2)	Percentage of Amalco Shares(2)
Roy Sebag(5)(6)(7) Tel Aviv District, Israel	29	President, Chief Executive Officer, and Director	President and Chief Executive Officer, BitGold Inc. (2014 to present); President and Chief Executive Officer, Loma Vista Capital Inc. (2013 to present); Founder, Chairman and Chief Executive Officer, Natural Resource Holdings, Ltd. (2010 to 2012); Founder and Managing Partner, Essentia Equity, Ltd. (2004 to 2010)	18,408,662	51.2%
Joshua Crumb(3)(4) British Columbia, Canada	35	Chief Strategy Officer and Director	Chief Strategy Officer, BitGold Inc. (2014 to present); President, LEC Minerals Inc. (2011 to Present); Executive Director, Goldman Sachs International (2010 to 2011); Director, Corporate Development, Lundin Mining Corp. (2005 to 2010)	1,642,837	4.6%
Jason Loewe Ontario, Canada	38	Chief Operating Officer and Corporate Secretary
VP Operations and Compliance, BitGold Inc. (2014 to present); Corporate Compliance Business Manager, IPC Securities Corp. (2009 to 2013); Regional Compliance Officer, Assante Wealth Management (2008 to 2009); Senior Investment Advisor, CIBC Investor Services Inc. (2004 to 2007)
				Nil	Nil
Alessandro Premoli Milan, Italy	34	Chief Technology Officer	Chief Technology Officer, Andxor S.R.L. (2005 to 2015)	198,000	0.6%
Daniel Crandall Ontario, Canada	31	Chief Financial Officer	Manager, Marrelli Support Services Inc. (2013 to present); Manager, Collins Barrow Toronto LLP (2006 to 2013)	10,000	0.03%
Dennis H. Peterson(3)(4)(5)(6)(7) Ontario, Canada	54	Director	Solicitor, Peterson & Company LLP (1995 to present)	227,223	0.6%
James G. Eaton(3)(4)(5)(6)(7) Ontario, Canada	38	Director	President, Weatons Holdings Inc. (1999 to present)	411,200	1.1%
Notes:
(1) Information about principal occupation, business or employment and number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Loma Vista or BitGold, has been furnished by respective persons set forth above.
(2) Calculated on a non-diluted basis, on the basis of 35,975,885 Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts.
(3) Proposed member of the Audit Committee. It is anticipated that James G. Eaton will serve as Chair.
(4) Proposed member of the Nominating and Corporate Governance Committee. It is anticipated that James G. Eaton will serve as Chair.
(5) Proposed member of the Compensation Committee. It is anticipated that James G. Eaton will serve as Chair.
(6) Proposed member of the Disclosure Committee. It is anticipated that James G. Eaton will serve as Chair.
(7) Proposed member of the Regulatory & Compliance Committee. It is anticipated that James G. Eaton will serve as Chair.

The directors and officers of Amalco will, as a group, beneficially own, directly or indirectly, or exercise control or direction over, approximately 20,897,922 Amalco Shares, representing approximately 58.1% of the issued and outstanding Amalco Shares on a non-diluted basis.

Profiles of each of the executive officers and directors of Amalco, and the percentage of time each intends to devote the business and affairs of Amalco, are set forth below:

Roy Sebag, President, Chief Executive Officer and Director

Roy Sebag, President, Chief Executive Officer and director, is a co-founder of BitGold Inc. and has served as its Chief Executive since 2014. Mr. Sebag is employed on a full-time basis by BitGold. Mr. Sebag previously served as founder and Managing Principal of Braavos Capital, Ltd. an international private investment organization engaged in value-oriented investments across a variety of asset classes and industries. From 2004 through to 2010 Mr. Sebag was the Founder and Portfolio Manager of Essentia Equity, Ltd., an investment partnership that engaged in fundamental long and short equity investing in distressed, event-driven, and natural resource related opportunities. He is also the Founder, Chairman and Chief Executive Officer of Natural Resource Holdings, Ltd., an investment company engaged in the acquisition, development and ownership of natural resource assets in North America. Mr. Sebag is also the President, Chief Executive Officer, and a director of Loma Vista. Mr. Sebag has entered into a non-competition and non-disclosure agreement with BitGold.

Joshua Crumb, Chief Strategy Officer and Director

Joshua Crumb, Chief Strategy Officer and director, is a co-founder of BitGold Inc. and has served as a director since 2014. Mr. Crumb is an entrepreneur with a background in early stage global businesses. He is employed on a full-time basis by BitGold. His primary responsibilities include development and execution of financial and marketing strategies for BitGold, and investor relations. Mr. Crumb was previously the Senior Metals Strategist at Goldman Sachs in the Global Economics, Commodities and Strategies research division in London. Mr. Crumb also held various positions within the Lundin group of companies, serving as Director of Corporate Development at Lundin Mining Corp. and Special Project Analyst for group chairman Lukas Lundin, and is currently a director of Zazu Metals Corporation, Silver Bull Resources, Inc. and Loma Vista. Mr. Crumb holds a Master of Science degree in Mineral Economics, a Graduate Certificate in International Political Economy, and Bachelor of Science degree in Engineering from the Colorado School of Mines. Mr. Crumb has entered into a non-competition and non-disclosure agreement with BitGold.

Alessandro Premoli, Chief Technology Officer

Alessandro Premoli, Chief Technology Officer, is a security cryptographer and software engineer. He is employed on a full-time basis by BitGold. His primary responsibilities include development of BitGold’s technology platform. Over the last decade, Mr. Premoli has developed encrypted storage and messaging systems for highly-sensitive, data-intensive organizations. He has served as Chief Technology Officer of Andxor S.R.L., a company specializing in image, data, and application security, and as a developer at C&A S.R.L., a company specializing in cryptograph, and as an independent security consultant to OpenCoin Inc. the developer of the Ripple Protocol. Mr. Premoli holds a Master’s Degree in Informatics from the University of Milano-Bicocca. Mr. Premoli has entered into a non-competition and non-disclosure agreement with BitGold.

Jason Loewe, Chief Operating Officer & Corporate Secretary

Jason Loewe, Chief Operating Officer and Corporate Secretary, has an extensive background in financial services and compliance. He is employed on a full-time basis by BitGold. His primary responsibilities include overseeing financial and regulatory compliance of BitGold’s operations. Mr. Loewe has served as a Corporate Compliance branch manager at IPC Securities Corp., and as a Compliance Officer at Assante Wealth Management. Previously, Mr. Loewe worked as an investment advisor at CIBC (Canadian Imperial Bank of Commerce). Mr. Loewe holds a Bachelor of Arts in Economics from the University of Windsor. Mr. Loewe has entered into a non-competition and non-disclosure agreement with BitGold.

Daniel Crandall, Chief Financial Officer

Daniel Crandall, Chief Financial Officer, is a manager at Marrelli Support Services Inc., a provider of accounting services. He is an employee of MSSI, and is an independent contractor to BitGold. Mr. Crandall dedicates approximately 25% of his time to BitGold. Mr. Crandall acts as Chief Financial Officer to each of Loma Vista and BitGold, and to other public and private companies. Mr. Crandall holds an Honours Bachelor of Accounting (Co-Op) degree from Brock University and is a Chartered Professional Accountant. Mr. Crandall has entered into a non-competition and non-disclosure agreement with BitGold.

Dennis H. Peterson, Director

Dennis H. Peterson, director, is a securities lawyer and the principal of Peterson & Company LLP, a Toronto-based securities law boutique. Mr. Peterson was called to the bar in Ontario in 1988. He has held senior positions with a variety of public companies, including Probe Mines Limited (Director), Zazu Metals Corporation (Director), and Canstar Resources Inc. (Director). Mr. Peterson holds a Bachelor of Commerce from Queen’s University, and a Bachelor of Law from the University of Toronto.

James G. Eaton, Director

James Eaton, director, is the President of Weatons Holdings Inc., a Canadian private holding company. James has been active in the founding, growth and divestiture stages of the Weatons portfolio companies across a wide variety of industries. His responsibilities at Weatons include overseeing numerous private investments and a portfolio of listed securities. James serves on the boards of JC Clark Ltd., Defyrus Inc., Dream Hard Asset Alternatives Trust, Syncordia Technologies and Healthcare Solutions Inc. and Ceviche. James also serves on the boards of the Canadian Art Foundation, the True Patriot Love Foundation, and is a trustee of the John David and Signy Eaton Foundation. Mr. Eaton holds a Bachelor of Arts from the University of Colorado at Boulder.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director or officer of Amalco is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer, of any company that:

(a)
while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of Amalco (or any personal holding company of any such individual):
(a)
is at the date hereof, or has been within the previous 10 years, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

No proposed director or officer of Amalco (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

None of the directors, officers, insiders or promoters of Amalco will be engaged in activities post-Amalgamation giving rise to conflicts of interest.

Executive Compensation

The Compensation Committee of Amalco will assume responsibility for reviewing and monitoring the long-range compensation strategy for the directors and executive officers. It will determine the executive compensation structure and recommend how much, if any, compensation will be paid to directors and executive officers.

The compensation program for the executive officers of Amalco will be designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective directors and executive officers;
(b)	motivating the short and long-term performance of these directors and executive officers; and
(c)	aligning their interests with those of Amalco’s shareholders.

In compensating its directors and executive officers, Amalco expects to employ a combination of the types of compensation currently used by Loma Vista and BitGold, including base salary and/or annual bonus, and stock options. For more information, see the sections entitled “Executive Compensation” in “Information Concerning Loma Vista” and “Information Concerning BitGold”, respectively.

Base Salary

Amalco intends to pay base salaries that are competitive in the markets in which Amalco operates, which is expected to be similar to the salaries paid by BitGold.

Stock Options

Amalco intends to grant option-based awards pursuant to the Amalco Option Plan. Eligible recipients of options will include directors, officers, employees and consultants who are in a position to contribute to the growth and development of Amalco.

Compensation of Executive Officers

Amalco intends to enter into executive employment agreements or consulting contracts with Roy Sebag, Joshua Crumb, Jason Loewe, Alessandro Premoli, and MSSI in respect of the services provided by Daniel Crandall, on substantially on the same terms as the current employment or consulting agreements entered into by each such executive officer and BitGold. It is anticipated that following the Amalgamation, such persons who are NEO’s will receive the following annual salaries: Mr. Sebag, $1; Mr. Crumb, $1; and Mr. Premoli, €60,000; and that MSSI will continue to provide the services of Mr. Crandall to the Combined Company at a rate of $1,500 per month plus $150 per hour. See the section entitled “Information Concerning BitGold – Executive Compensation – External Management Contracts”.

Compensation of Directors

Amalco will not pay any retainer fees to its directors nor will they be paid for attendance at board or committee meetings but they will be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors will be entitled to participate in Amalco’s stock option plan.

Indebtedness of Directors and Officers

No individual who: (a) is a director or officer of Loma Vista or BitGold or is proposed to be a director or officer of Amalco; (b) at any time during the most recently completed financial year of Loma Vista or BitGold, was a director or officer of Loma Vista or BitGold; or (c) is an Associate of any of the foregoing, is either: (i) indebted to Loma Vista or BitGold; or (ii) indebted to another entity with such indebtedness being the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Loma Vista or BitGold.

Investor Relations Arrangements

No written or oral agreement or understanding has been reached or is contemplated with any person to provide any promotional or investor relations services for Amalco.
Options to Purchase Securities

Options Outstanding After Amalgamation

Loma Vista has granted 650,000 Loma Vista Options to its directors and officers, which will be exchanged for Amalco Options pursuant to the Amalgamation. The following table provides information regarding the expected holders of Amalco Options immediately following completion of the Amalgamation:

Category of Option Holder	Number of Amalco Options Held as a Group	Exercise Price	Grant Date	Expiry Date
All proposed officers of Amalco(1)	33,362	$2.47	Feb. 20, 2013	Feb. 20, 2018
All proposed directors of Amalco who are not officers	Nil	N/A	Feb. 20, 2013	N/A
All other employees of Amalco	Nil	N/A	Feb. 20, 2013	N/A
All consultants of Amalco	Nil	N/A	Feb. 20, 2013	N/A
All other persons(2)	6,066	$2.47	Feb. 20, 2013	Feb. 20, 2018

Notes:
(1) Roy Sebag (15,165 Amalco Options), Joshua Crumb (15,165 Amalco Options), and Daniel Crandall (3,033 Amalco Options).
(2) Neil Burns (6,066 Amalco Options).

Amalco Stock Option Plan

Subject to approval by Loma Vista Shareholders and BitGold Shareholders at the Meetings, Amalco will adopt the Amalco Option Plan in the form attached to this Circular as Schedule “B”, which will become effective as of the effective date of the Amalco, subject to repeal, amendment or alteration in accordance with the terms thereof and the policies of the Exchange. The Amalco Option Plan will have substantially the same terms as the Loma Vista Stock Option Plan, with such technical modifications as is necessary to ensure compliance with the current policies and rules of the Applicable Exchange. For a summary of the material terms of the Amalco Option Plan, see “The Amalgamation – Amalco Option Plan”.

Following completion of the Amalgamation, and assuming receipt of Shareholder approval for the Amalco Option Plan at the Meetings, Amalco expects to grant options to certain directors and executive officers.

Stock Exchange Listing

Upon completion of the Amalgamation, it is contemplated that the Amalco Shares will trade on the Applicable Exchange under the symbol “XAU”. See “The Amalgamation – Stock Exchange Listing”.

Escrowed Securities

As of the date of this Circular, no securities of Loma Vista or BitGold are held in escrow.

Upon completion of the Amalgamation, all securities of Amalco held by persons who were “principals” of Loma Vista or BitGold immediately prior to the Amalgamation will be held in escrow, “principals” being (i) directors and senior officers of such corporation or any material operating subsidiary after giving effect to the Amalgamation, (ii) promoters of either Loma Vista or BitGold during the two years preceding the Effective Date, (iii) holders of more than 10% of the outstanding shares of either Loma Vista or BitGold prior to the Amalgamation and who hold more than 10% of the shares of Loma Vista after the Amalgamation, who also have a right to elect or appoint a director or senior officer of Loma Vista or BitGold or a material operating subsidiary, (iv) holders of more than 20% of the outstanding shares of either Loma Vista or BitGold prior to the Amalgamation and who hold more than 20% of the shares of Loma Vista after the Amalgamation, (v) companies, trusts, partnerships or other entities held more than 50% by one or more of the foregoing, and (vi) spouses or other relatives that live at the same address as any of the foregoing.

To the knowledge of Loma Vista and BitGold as of the date of this Circular, the following table sets out the name and municipality of residence of each securityholder whose securities are held or are anticipated to be held in escrow, the number of securities of each class of securities of Amalco anticipated to be held in escrow after giving effect to the Amalgamation, and the percentage that number represents of the outstanding securities of that class:

Name and Municipality of Residence of Securityholder	Designation of class	Number of securities to be held in escrow(1)	Percentage of class(1)(2)
Roy Sebag	Amalco Shares	18,408,662	51.2%
Tel Aviv District, Israel	Amalco Warrants	504,000	13.0%
Joshua Crumb	Amalco Shares	1,642,837	4.6%
Vancouver, British Columbia
Alessandro Premoli	Amalco Shares	198,000	0.6%
Milan, Italy
Daniel Crandall	Amalco Shares	10,000	0.03%
Toronto, Ontario	Amalco Warrants	5,000	0.1%
Dennis H. Peterson	Amalco Shares	227,223	0.6%
Toronto, Ontario
James G. Eaton	Amalco Shares	411,200	1.1%
Toronto, Ontario	Amalco Warrants	205,600	5.3%

Notes:
(1) Amalco Shares issued and outstanding following completion of the Amalgamation, and consequent conversion of the Debentures and the Subscription Receipts.
(2) Calculated on a non-diluted basis, on the basis of 35,975,885 issued and outstanding Amalco Shares, and 3,888,888 issued and outstanding Amalco Warrants, as applicable.

These securities will be held in escrow by Capital Transfer Agency Inc. as depository. Pursuant to the Escrow Agreement, 10% of such escrowed securities will be released from escrow on the date the Amalco Shares commence trading on the Applicable Exchange, followed by six subsequent releases of 15% every six months thereafter, subject to acceleration provisions provided for in NP 46-201 and pursuant to the rules of the Applicable Exchange.

Auditor, Transfer Agent and Registrar

It is expected that in connection with the completion of the Amalgamation, PricewaterhouseCoopers LLP, the current auditor of BitGold, will be appointed as the successor auditor of Amalco. PricewaterhouseCoopers LLP’s offices are located at 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2.

It is expected that Capital Transfer Agency Inc., the current registrar and transfer agent for each of Loma Vista and BitGold, will serve as Amalco’s registrar and transfer agent. It is expected that transfers of the securities of Amalco may be recorded at registers maintained by Capital Transfer Agency Inc. in Toronto, Ontario at 121 Richmond Street, West, Suite 401, Toronto, Ontario M5H 2K1.

GENERAL INFORMATION
Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth in this Circular, no person who has been a director or executive officer of Loma Vista or BitGold at any time since the beginning of their most recently completed financial year, and no proposed director of either company, nor any Associate or Affiliate of any such director, executive officer or proposed director has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings.

Interests of Informed Persons in Material Transactions

Other than as set forth in this Circular, no director, executive officer, proposed director, any person or company beneficially owning, controlling or directing, directly or indirectly, voting securities of Loma Vista or BitGold carrying more than ten percent (10%) of the voting rights attached to all outstanding voting securities of Loma Vista or BitGold, as the case may be, any directors or executive officers of any such company, or any Associate or Affiliate of the foregoing persons, have had a material interest, direct or indirect, in any transaction in which either of Loma Vista or BitGold has participated since the commencement of the most recently completed financial year end, or in any proposed transaction, that has materially affected or would materially affect Loma Vista or BitGold.

Interests of Experts

Certain legal and tax matters contained in this Circular related to the Amalgamation will be passed upon on behalf of Loma Vista and BitGold by Peterson & Company LLP, and on behalf of the Independent Committee by Anfield, Sujir, Kennedy, Durno LLP. If the Amalgamation is completed, it is expected that Dennis H. Peterson, a partner of Peterson & Company LLP, will be appointed as a director of Amalco.

PricewaterhouseCoopers LLP, independent chartered professional accountants to BitGold, have audited and prepared an auditor’s report on the consolidated financial statements of BitGold for the period from August 14, 2014 to December 31, 2014 included as Schedule “E” to this Circular. Such firm is independent of BitGold in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

McGovern Hurley Cunningham LLP, independent chartered accountants to Loma Vista, have audited and prepared an auditor’s report on the consolidated financial statements of Loma Vista for the years ended September 30, 2014, 2013, and 2012, and have reviewed the unaudited condensed interim financial statements of Loma Vista for the three months ended December 31, 2014, together with the notes thereto, all of which have been incorporated herein by reference.

As at the date hereof, none of the respective partners, associates and employees of Peterson & Company LLP, Anfield, Sujir, Kennedy, Durno LLP, PricewaterhouseCoopers LLP, or McGovern Hurley Cunningham LLP beneficially own, directly or indirectly, more than 1% of the outstanding securities of Loma Vista or BitGold.

Other Material Facts

There are no material facts about Loma Vista, BitGold, or the Amalgamation that are not disclosed in this Circular.

Additional Information

Additional information regarding Loma Vista is available under Loma Vista’s profile on SEDAR at www.sedar.com. Financial information relating to Loma Vista is provided in Loma Vista’s audited financial statements and MD&A for the financial years ended September 30, 2014 and 2013, and the unaudited financial statements for the three month period ended December 31, 2014. Securityholders may contact Loma Vista directly to request complimentary copies of Loma Vista’s financial statements and MD&A at Loma Vista’s registered office at 390 Bay Street, Suite 806, Toronto, Ontario M5H 2Y2, or can access copies of such documents free of charge from SEDAR.

Approval of the Loma Vista Board and BitGold Board

The contents and delivery to securityholders of this Circular have been approved by the Loma Vista Board and the BitGold Board. Where information contained in this Circular rests particularly within the knowledge of a person other than Loma Vista, Loma Vista has relied upon information furnished by such person and where information contained in this Circular rests particularly within the knowledge of a person other than BitGold, BitGold has relied upon information furnished by such person.

APPROVAL

The contents and delivery to securityholders of this Circular have been approved by the Loma Vista Board and the BitGold Board. Where information contained in this Circular rests particularly within the knowledge of a person other than Loma Vista, Loma Vista has relied upon information furnished by such person and where information contained in this Circular rests particularly within the knowledge of a person other than BitGold, BitGold has relied upon information furnished by such person.

DATED this 23rd day of February, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF
LOMA VISTA CAPITAL INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer, Secretary and Director

BY ORDER OF THE BOARD OF DIRECTORS OF
BITGOLD INC.

(signed) “Roy Sebag”
Roy Sebag
President, Chief Executive Officer, Secretary and Director

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SCHEDULE “A”
AMALGAMATION RESOLUTIONS

Loma Vista Amalgamation Resolution

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF LOMA VISTA CAPITAL INC. (THE “CORPORATION”) THAT:

1.
The Corporation amalgamate with BitGold Inc. (“BitGold”) under the provisions of the Canada Business Corporations Act (Canada) (the “Amalgamation”) to form a corporation named “BitGold Inc.” (“Amalco”) or such other name as determined by the directors of the Corporation and approved by the TSX Venture Exchange or the Canadian Stock Exchange (the “Applicable Exchange”);

2.
The letter of intent dated January 28, 2015, between the Corporation and BitGold (the “LOI”), with such amendments or variations thereto made in accordance with the terms of the LOI, is hereby adopted and approved;

3.
The amalgamation agreement dated February 23, 2015, between the Corporation and BitGold (the “Amalgamation Agreement”), with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement, is hereby adopted and approved;

4.
The actions of the directors of the Corporation in approving the LOI and Amalgamation Agreement, and the actions of the directors and officers of the Corporation in executing and delivering and causing the Corporation to perform its obligations under the LOI and Amalgamation Agreement and any amendments thereto are hereby ratified and confirmed;

5.
Notwithstanding that this resolution may be duly passed by the shareholders of the Corporation, the board of directors of the Corporation be authorized and empowered, at any time prior to the Amalgamation becoming effective, without further notice to or approval of the shareholders of the Corporation or other interested or affected parties to (i) amend or terminate the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, including any amendments to the Amalgamation Agreement required by the Applicable Exchange, and (ii) not proceed with the Amalgamation or otherwise give effect to these resolutions; and

6.
Any one or more of the directors and officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution, including, without limitation, executing and delivering articles of amalgamation, in duplicate, to the Director appointed under the Canada Business Corporations Act.

BitGold Amalgamation Resolution

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF BITGOLD INC. (THE “CORPORATION”) THAT:

1.
The Corporation amalgamate with Loma Vista Capital Inc. (“Loma Vista”) under the provisions of the Canada Business Corporations Act (Canada) (the “Amalgamation”) to form a corporation named “BitGold Inc.” (“Amalco”) or such other name as determined by the directors of the Corporation and approved by the TSX Venture Exchange or the Canadian Stock Exchange (the “Applicable Exchange”);

2.
The letter of intent dated January 28, 2015, between the Corporation and Loma Vista (the “LOI”), with such amendments or variations thereto made in accordance with the terms of the LOI, is hereby adopted and approved;

A-1

3.
The amalgamation agreement dated February 23, 2015, between the Corporation and Loma Vista (the “Amalgamation Agreement”), with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement, is hereby adopted and approved;

4.
The actions of the directors of the Corporation in approving the LOI and Amalgamation Agreement, and the actions of the directors and officers of the Corporation in executing and delivering and causing the Corporation to perform its obligations under the LOI and Amalgamation Agreement and any amendments thereto are hereby ratified and confirmed;

5.
Notwithstanding that this resolution may be duly passed by the shareholders of the Corporation, the board of directors of the Corporation be authorized and empowered, at any time prior to the Amalgamation becoming effective, without further notice to or approval of the shareholders of the Corporation or other interested or affected parties to (i) amend or terminate the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, including any amendments to the Amalgamation Agreement required by the Applicable Exchange, and (ii) not proceed with the Amalgamation or otherwise give effect to these resolutions; and

6.
Any one or more of the directors and officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution, including, without limitation, executing and delivering articles of amalgamation, in duplicate, to the Director appointed under the Canada Business Corporations Act.

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A-2

SCHEDULE “B”
AMALCO OPTION PLAN

ARTICLE 1
GENERAL

1.1	Purpose

The purpose of this Plan is to advance the interests of [Amalco]. (the “Company”) by (i) providing Eligible Persons with additional performance incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Company or its Affiliates.

1.2	Administration
(a)
The Committee will administer this Plan. All references hereinafter to the term “Board” will be deemed to be references to the Committee. Notwithstanding the foregoing, if at any time the Committee has not been appointed by the Board, this Plan will be administered by the Board and in such event references herein to the Committee shall be construed to be a reference to the Board.

(b)
Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority and/or stock exchange; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3	Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

“Act” means the Securities Act (Ontario);

“Affiliate” means any corporation that is an affiliate of the Company as defined in the Act;

“Affiliated Entity” means with respect to the Company, a person or company that controls or is controlled by the Company or that is controlled by the same person or company that controls the Company;

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information pertaining to the Company;

“Board” means the Board of Directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(a)
a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(b)
the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company;
(d)
any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(e)
as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board; or

(f)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

“Committee” means the Company’s Compensation Committee, duly appointed by the Board from time to time;

“Company” means [Amalco];

“Consultants” means individuals, including advisors, other than employees and officers and directors of the Company or an Affiliated Entity that are engaged to provide consulting, technical, management or other services to the Company or any Affiliated Entity for an initial, renewable or extended period of twelve months or more under a written contract between the Company or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner;

“Eligible Person” means, subject to the Regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Company or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);

“Exchange” means the stock exchange on which the Shares are listed, if any, including, but not limited to, either the TSX Venture Exchange or the Toronto Stock Exchange, as applicable;

“Holding Company” means a holding company wholly-owned and controlled by an Eligible Person;

“Insider” means an insider as defined in the Act;

“Merger and Acquisition Transaction” means:

(a)	any merger,
(b)	any acquisition,
(c)	any amalgamation,
(d)	any offer for Shares of the Company which if successful would entitle the offeror to acquire more than 50% of the voting securities of the Company,
(e)	any arrangement or other scheme of reorganization, or
(f)	any consolidation,
that results in a Change of Control;

“Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

“Participant” means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

“Plan” means the Company’s 2012 Incentive Stock Option Plan, as same may be amended from time to time;

“Regulations” means the regulations made pursuant to this Plan, as same may be amended from time to time;

“Retirement” in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Company or an Affiliated Entity after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company’s consent;

“Retirement Date” means the date that a Participant ceases to be an employee, officer, director or Consultant of the Company or an Affiliated Entity due to the Retirement of the Participant;

“RRSP” means a registered retirement savings plan;

“Shares” means the common shares in the capital of the Company;

“Subsidiary” means a corporation which is a subsidiary of the Company as defined under the Securities Act (Ontario);

“Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Company or an Affiliated Entity or cessation of employment of the employee with the Company or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Company or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Company or an Affiliated Entity (other than through the Retirement of a Consultant);

“Termination Date” means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

“Voting Securities” means Shares and/or any other securities (other than debt securities) that carry a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2	Construction
Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

1.3	Governing Law
This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4	Shares Reserved under the Share Option Plan
(a)
The aggregate maximum number of Shares available for issuance from treasury under this Plan and all of the Company’s other security based compensation arrangements at any given time is 10% of the Company’s issued and outstanding Shares as at the date of grant of an Option under the Plan, subject to adjustment or increase of such number pursuant to Section 3.2. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)
The aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders at any given time, or within a twelve-month period, shall not exceed 10% of the total number of Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Shares reserved for issuance pursuant to Options granted to any one person or entity within any twelve-month period shall not exceed 5% of the total number of Shares then outstanding unless disinterested shareholder approval is obtained.

(c)	The aggregate number of Options granted to any one Consultant in any twelve-month period must not exceed 2% of the issued and outstanding Shares, calculated at the date the Option was granted.
(d)
The aggregate number of Options granted to persons employed to provide investor relations activities, as such term is defined by the Exchange, if applicable, in any twelve-month period must not exceed 2% of the issued and outstanding Shares, calculated at the date the Option was granted.

(e)
For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS

2.1	Grants

Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person, an Eligible Person’s RRSP and an Eligible Person’s Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2	Exercise of Options

(a)	Options granted can be exercisable for a maximum of 10 years from the date of grant or such lesser period as determined by the Board at the time of such grant.
(b)	Where the expiry date for an Option occurs during a Blackout Period, the expiry date for such Option shall be extended to the date that is 10 business days following the end of such Blackout Period.
(c)
The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting schedule, in accordance with the rules of the Exchange. Notwithstanding the foregoing, unless the Board determines otherwise, and subject to the other provisions of this Plan, Options issued pursuant to this Plan will vest immediately on the date of grant.

(d)
Notwithstanding section 2.2(c) above, Options granted to Consultants performing investor relations activities, as such term is defined by the Exchange, if applicable, must vest in stages over twelve months with no more than ¼ of the Options vesting in any three month period.

(e)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.
(f)
A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

(g)
The date on which an Option will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Option or such other future date as may be specified by the Board at the time of such authorization.

2.3	Option Price and Date

The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than:

(a)	If the Shares are listed on the TSX Venture Exchange, the Market Price (as such term is defined in TSX Venture Exchange Policy 1.1) of the Shares; or
(b)
If the Shares are listed on the Toronto Stock Exchange, the volume weighted average trading price (calculated in accordance with the rules and policies of the Toronto Stock Exchange) of the Shares, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the option is granted; or

(c)
If the Shares are not listed on either the TSX Venture Exchange or the Toronto Stock Exchange, the applicable minimum price in accordance with the rules of the stock exchange on which the Shares are listed at the time of the grant; or

(d)	If the Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

2.4	Grant to Participant’s RRSP or Holding Company

Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5	Termination, Retirement or Death

(a)
In the event of the Termination with cause of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable on the earlier of the expiry of its term and the Termination Date, or such longer or shorter period as determined by the Board. In the event of the Termination or Retirement of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable within a period of 90 days after the Termination Date or Retirement Date, as the case may be, or such longer or shorter period as determined by the Board. For greater certainty, such determination of a longer or shorter period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 12 months following the Termination Date or Retirement Date, as the case may be, of the Participants. The Board may delegate authority to the Chief Executive Officer of the Company to make any determination with respect to the expiry or termination date of Options held by any departing Participant, other than a departing non-management director or the Chief Executive Officer. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant’s RRSP or the Participant’s Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant, other than a departing non-management director or the Chief Executive Officer. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)
If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant’s RRSP and the Participant’s Holding Company within a period after the date of the Participant’s death as determined by the Board, and for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant, other than a departing non-management director or the Chief Executive Officer. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant’s RRSP or the Participant’s Holding Company in accordance with the terms of this Plan, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant’s RRSP or the Participant’s Holding Company to purchase the Shares under this Plan.

2.6	Option Agreements

Each Option must be confirmed, and will be governed, by an agreement in a form (which may, but need not be, in the form of Schedule “A” hereto) determined by the Board and signed by the Company and the Participant or an RRSP of which the Participant is an annuitant or the Participant’s Holding Company.
2.7	Payment of Option Price

The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Company.

2.8	Acceleration of Vesting

In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable. Notwithstanding the vesting schedule for an Option that is specified in an agreement granting an Option or in this Plan, the Committee shall have the right with respect to any one or more Participants in this Plan to accelerate the time at which an option may be exercised.

2.9	Merger and Acquisition

In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction:

(a)
subject to Section 2.8, the Committee may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Participants, the time for the fulfillment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;

(b)
the Committee or any company which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Merger and Acquisition Transaction becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under Option and the Exercise Price (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favorable to the Participant) including, without limitation, the periods during which the Option may be exercised and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Common Shares and such Option shall be deemed to have lapsed and be cancelled; or

(c)
the Committee may exchange for or into any other security or any other property or cash, any Option that has not been exercised, upon giving to the Participant to whom such Option has been granted at least 30 days written notice of its intention to exchange such Option, and during such notice period, the Option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such notice period, the unexercised portion of the Option shall lapse and be cancelled.

Subsections (a), (b) and (c) of this Section 2.9 are intended to be permissive and may be utilized independently of, successively with, or in combination with each other and Section 2.8, and nothing therein contained shall be construed as limiting or affecting the ability of the Committee to deal with Options in any other manner. All determinations by the Committee under this Section 2.9 will be final, binding and conclusive for all purposes.

2.10	Amendment of Option Terms

Subject to the prior approval of any applicable regulatory authorities and/or stock exchange (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable, provided however, that the consent of the Participant shall not be required where the rights of the Participant are not adversely affected.

ARTICLE 3
MISCELLANEOUS

3.1	Prohibition on Transfer of Options

Options are non-assignable and non-transferable.
3.2	Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental or similar corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares. In the event of the reorganization of the Company or the amalgamation or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSPs and their Holding Companies as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

The grant of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

3.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.4	Renegotiation of Options

Subject to the prior consent of the Exchange, an Option, to the extent that it has not been exercised, may be renegotiated in accordance with the rules and policies of the Exchange.

3.5	Amendment and Termination

Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such amendment or revision may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:
(i)	any amendment to the number of securities issuable under the Plan, including adopting a fixed maximum number of securities or any increase to such fixed maximum number;
(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;
(iii)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, unless the Company is a Tier II issuer on the TSX Venture Exchange;

(iv)	a discontinuance of the Plan; and

(v)
any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

(b)
The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 3.5(a) above including, without limitation:

(i)	amendments of a “housekeeping” or clerical nature;
(ii)	a change to the vesting provisions of a security or the Plan;
(iii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Exchange;
(iv)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date;
(v)
a change in the exercise price of Options, provided that at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading on the Exchange or the date the exercise price of the Option was last amended, and provided that disinterested shareholder approval is obtained for any reduction in the exercise price if the Option holder is an Insider (as such term is defined by the Exchange) of the Company at the time of such proposed reduction;

(vi)	amendments to Sections 2.8 and 2.9 and the definitions of Change of Control and Merger and Acquisition Transaction;
(vii)
unless the Shares are listed on the TSX Venture Exchange, the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)	amendments to reflect changes to applicable laws or regulations.
(c)
Notwithstanding the provisions of subparagraph 3.5(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 3.5(b), to the extent such approval is required by any applicable laws or regulations.

3.6	No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Shares reserved for the purpose of any Option.

3.7	Employment

In the case of employees, nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any of its subsidiaries, or interfere in any way with the right of the Company or any of its subsidiaries to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

3.8	Securities Regulation and Tax Withholding

(a)
Where necessary to effect exemption from registration of the Shares under securities laws applicable to the securities of the Company, a Participant shall be required, upon the acquisition of any Shares pursuant to the Plan, to acquire the Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Committee an undertaking to that effect in a form acceptable to the Committee. The Committee may take such other action or require such other action or agreement by such Participant as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration of any Options or the Shares under any securities laws applicable to the securities of the Company.

(b)
The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares or the grant or exercise of Options under this Plan.

(c)
Issuance, transfer or delivery of certificates for Shares purchased pursuant to this Plan may be delayed, at the discretion of the Compensation Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

3.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

3.10	Compliance with Legislation

The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.11	Bone Fide

The Company hereby represents that any employees or Consultants to whom Options are granted hereunder are bona fide employees or Consultants, as applicable.

3.12	Effective Date

This Plan shall be effective on February 1, 2015, subject to shareholder approval and ratification by ordinary resolution at the Company’s next annual meeting of shareholders.

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SCHEDULE “C”
LOMA VISTA AUDIT COMMITTEE CHARTER

Mandate

The Audit Committee (“Committee”) is a committee of the Board of Directors (the “Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements, the overall maintenance of the systems of internal controls that management have established and the overall responsibility for the Company’s external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

Membership and Composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board of which at least two directors are independent. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the TSX Venture Exchange, including National Instrument 52-110, and other regulatory agencies as required.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

Financial Reporting and Disclosure

i.	Review and discuss with management and the external auditor at the completion of the annual examination of:
a.	the Company’s annual audited financial statements and related notes;
b.	the external auditor’s audit of the financial statements and their report thereon;
c.	any significant changes required in the external auditor’s audit plan;
d.	any serious difficulties or disputes with management encountered during the course of the audit; and
e.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
ii.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.
iii.
Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, Prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv.
Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v.
Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi.	Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.
vii.
Ensure that management has the proper systems in place so that the Company’s financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if it deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

External Auditor

i.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.
ii.	Recommend to the Board of Directors the external auditor to be nominated and review the performance of the auditor, including the lead partner of the external auditor.
iii.
Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

iv.	Take reasonable steps to confirm the independence of the external auditor, which shall include:
a.
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with generally accepting auditing practices,

b.
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

c.
approve in advance any non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the TSX Venture Exchange with respect to approval of non-audit related serviced performed by the auditor.

Internal Controls and Audit

i.
Review and assess the adequacy and effectiveness of the Company’s systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii.	Assess the requirement for the appointment of an internal auditor for the Company.
iii.
Inquire of management and the external auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

Charter Review

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adoption

This Policy was adopted by the Board on December 3, 2012.

SCHEDULE “D”
BITGOLD AUDIT COMMITTEE CHARTER

Audit Committee Charter

1.	Establishment of Audit Committee

1.1.	This Audit Committee Charter has been established by the Board of Directors of BitGold Inc. (the “Company”).

2.	Purpose and Mandate

2.1.	The Audit Committee (the “Committee”) shall:

(a)	assist the Company’s board of directors (the “Board”) in its oversight role with respect to the quality and integrity of financial information;
(b)	assess the effectiveness of the Company’s risk management and compliance practices;
(c)	assess the independent auditor’s performance, qualifications and independence;
(d)	assess the performance of the Company’s internal audit function;
(e)	ensure the Company’s compliance with legal and regulatory requirements; and
(f)
prepare such reports of the Committee as are required to be included in the Company’s management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

3 .	Composition and Appointment

3.1 .
The Committee shall consist of at least three directors who shall serve on behalf of the Board, of whom at least a majority shall be “independent” within the meaning of National Instrument 52-110 – Audit Committees.

3.2 .
The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of National Instrument 52-110 – Audit Committees, the TSX Venture Exchange and other regulatory agencies, as required. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

3.3 .
The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, after the annual meeting of the shareholders of the Company, a Chair from among their number. The Chair shall not be a current or former officer of the Company. Such Chair shall serve as a liaison between members of the Committee and senior management. In addition to the Chair’s responsibilities as Chair of the Committee, he or she will also have the additional duty of reviewing and approving the out-of-pocket expenses of the Chair of the Board which are to be reimbursed by the Company.

4.	Meetings of the Committee

4.1 .	The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof, provided that:

(a)	a quorum for meetings shall be at least two members;
(b)	the Committee shall meet at least quarterly;

(c)
notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting; and

(d)	a resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

4.2.
The Committee shall report to the Board on its activities after each of its meetings. The report to the Board may take the form of an oral report by the Chair of the Committee or any other designated member of the Committee.

5.	Specific Duties

5.1.	Oversight of the Independent Auditor

(a)
Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)
Sole authority to pre-approve all audit services as well as non-audit services to be performed by the independent auditor (including the fees, terms and conditions for the performance of such services).

(c)
Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(d)
Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

(e)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.
(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.
(g)	Review as necessary policies for the Company’s hiring of employees or former employees of the independent auditor.

5.2.	Financial Reporting
(a)	Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.
(b)
Review and discuss with management the Company’s annual and quarterly disclosures made in management’s discussion and analysis. If applicable, the Committee shall approve any reports for inclusion in the Company’s annual report and/or management information circular, as required by applicable legislation.

(c)
Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(d)	Review and discuss with management the Company’s interim financial statements prior to the publication of earnings.
(e)
Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

(f)
Review and discuss with management and the independent auditor at least annually reports from the independent auditor on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and any other material written communications between the independent auditor and management.

(g)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.
(h)
Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(i)
Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-IFRS information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)
Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(k)
Review and discuss with the Company’s Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with such officers’ certifications for the Company’s annual filings with applicable securities regulatory authorities.

(l)
Review disclosures, made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities, about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(m)
Discuss with the Company’s general counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company (or any of its subsidiaries) from regulators or governmental agencies.

5.3.	Oversight of Risk Management

(a)	Review and periodically approve management’s risk philosophy and risk management policies.
(b)	Review with management at least annually reports demonstrating compliance with risk management policies.
(c)	Review with management the quality and competence of management personnel appointed to administer risk management policies.
(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses.
(e)
Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

5.4.	Oversight of Regulatory Compliance
(a)
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)
Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Meet with the Company’s regulators, according to applicable law.
(d)
Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

5.5.	Review of Audit Committee and Reporting to the Board
(a)
The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

6.	Authority and Funding

6.1.
The Committee shall have the authority to communicate directly with the independent auditors and to request their attendance at any meeting of the Committee. In addition, the independent auditors of the Company shall receive notice of every meeting of the Committee and may attend and be heard at any such meeting.

6.2.
The Committee shall also have the authority to inspect, either directly or through its duly appointed representatives, all of the relevant accounting books, records and systems of the Company, and to discuss with the officers, employees and independent auditors of the Company such books, records, systems and other matters considered appropriate.

6.3.
The Committee may at any time ensure the attendance of any officer or employee of the Company, as appropriate, at any meeting of the Committee. Furthermore, the Committee, through its Chair, may directly contact any employee of the Company it deems necessary, and any employee or third party may bring before the Committee any matter involving questionable, improper or illegal practices or transactions.

6.4.
The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes, which advisors shall also be paid by the Company. In addition, the Company shall pay the ordinary administrative expenses of the Committee.

7.	Committee Members

7.1.	Refer to Board, Committee & Policy Framework Table, Section 1, page 5.

8.	Charter Review

8.1.	The Committee will annually review and reassess the adequacy of this Charter and submit any recommend changes to the Board for approval.

SCHEDULE “E”
FINANCIAL STATEMENTS AND MD&A OF BITGOLD

Please see attached.

BITGOLD INC. CONSOLIDATED FINANCIAL
STATEMENTS FOR THE PERIOD FROM
INCORPORATION, AUGUST 14, 2014, TO
DECEMBER 31, 2014
(EXPRESSED IN CANADIAN DOLLARS)

February 23, 2015

Independent Auditor’s Report

To the Shareholders of

BitGold Inc.

We have audited the accompanying consolidated financial statements of BitGold Inc. and its subsidiary, which comprise the Consolidated Statement of Financial Position of BitGold Inc. as at December 31, 2014 and the Consolidated Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Equity for the period from August 14, 2014 (date of incorporation) to December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BitGold Inc. and its subsidiaries as at December 31, 2014 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

BitGold Inc.
Consolidated Statement of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

As at December 31, 2014
ASSETS

Current assets
Cash and cash equivalents (note 6)	$3,021,948
Prepaids and other assets	15,235
Short-term investments (note 7)	54,060
Gold inventory (note 8)	44,116
Total current assets	3,135,359

Non-current assets
Property and equipment (note 9)	76,614
Intangibles (note 10)	3,074
Total assets	$3,215,047

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$118,138
Convertible debentures (note 11)	620,313
Total liabilities	738,451

Equity
Share capital (note 12)	2,635,779
Equity portion of convertible debentures (note 11)	178,748
Deficit	(337,931)
Total equity	2,476,596
Total equity and liabilities	$3,215,047

The accompanying notes to the consolidated financial statements are an integral part of these statements. Subsequent events (note 16)

Approved on behalf of the Board:

"Joshua Crumb", Director

"Roy Sebag", Director

BitGold Inc.
Consolidated Statement of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

Period from incorporation, August 14, 2014 to December 31, 2014
Operating expenses

Advertising and promotion	$36,172
Depreciation (note 9)	974
Foreign exchange	3,500
General and administrative	21,524
Payroll expenses	13,584
Professional fees (note 13)	253,807
Loss on revaluation gold inventory (note 8)	1,367
Total operating expenses	(330,928)
Interest income	58
Accretion expense (note 11)	(7,061)
Net loss and comprehensive loss for the period	$(337,931)

Basic and diluted net loss per share	$(0.02)
Weighted average number of common shares outstanding	18,914,064

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BitGold Inc.
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)

Period from incorporation, August 14, 2014 to December 31, 2014
Operating activities
Net loss for the period	$(337,931)
Adjustments for:
Advertising and promotion paid in shares	25,000
Professional fees paid in shares	75,000
Common shares issued for professional fees	6,600
Accrued interest	(58)
Depreciation	974
Unrealized foreign exchange	(969)
Accretion expense	7,061
Changes in non-cash working capital items:
Prepaids and other assets	(15,235)
Gold inventory	(44,116)
Accounts payable and accrued liabilities	118,138
Net cash used in operating activities	(165,536)

Investing activities
Purchase of short-term investments	(53,033)
Purchase of property and equipment	(77,588)
Purchase of intangibles	(3,074)
Net cash used in investing activities	(133,695)

Financing activities
Proceeds from private placements, net of issue costs	2,529,179
Proceeds from issuance of convertible debentures, net of issue costs	792,000
Net cash provided by financing activities	3,321,179
Net change in cash and cash equivalents	3,021,948
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$3,021,948

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BitGold Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share capital		Equity portion of convertible
	Number	Amount	debenture	Deficit	Total
Balance, August 14, 2014	-	$-	$-	$-	$-
Private placements	20,304,952	2,529,179	-	-	2,529,179
Shares issued to for professional fees and advertising and promotion	3,000,000	100,000	-	-	100,000
Shares issued for services	198,000	6,600	-	-	6,600
Convertible debentures issued	-	-	178,748	-	178,748
Net loss for the period	-	-	-	(337,931)	(337,931)
Balance, December 31, 2014	23,502,952	$2,635,779	178,748	$(337,931)	$2,476,596

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

1. Nature of operations

BitGold Inc. ("BitGold" or the "Company") was incorporated on August 14, 2014 and organized under the laws of Ontario, Canada. The primary office of the Company is located at 334 Adelaide Street West, Suite 305, Toronto, Ontario M5V 1P8.

The Company is a development stage internet technology and money services business. Through the use of its proprietary software, the Corporation is establishing a business that can reach individuals and commercial users around the world with a service to acquire, store and spend gold bullion securely and efficiently.

2. Significant accounting policies

The policies applied in these consolidated financial statements are based on International Financial Reporting Standards ("IFRS") issued and outstanding as of February 23, 2015, the date the Board of Directors approved the statements.

(a) Basis of preparation and International Financial Reporting Standards ("IFRS")

These financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the period ended December 31, 2014.

(b) Basis of measurement

These consolidated financial statements have been prepared on a historical basis except for investments in gold and short-term investments which are recorded at fair value.
In the preparation of these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the period. Actual results could differ from these estimates. Of particular significance are the estimates and assumptions used in the recognition and measurement of items included in Note 2(o).

(c) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, BitGold Vault Inc.

The results of subsidiaries acquired or disposed of during the periods presented are included in the consolidated statement of loss and comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d) Functional currency and foreign currency translation

The presentation currency of these consolidated financial statements is Canadian dollars. The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (“the functional currency”). The Company and its wholly-owned subsidiary's functional currency is the Canadian dollar.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

(e) Financial instruments

Financial instruments are defined as any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity. The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument.

Financial assets are classified into the following categories at their initial recognition:
• financial assets at fair value through profit or loss ("FVTPL");
• held-to-maturity investments;
• loans and receivables; and
    • available-for-sale financial assets.

Financial liabilities are classified into the following categories at their initial recognition:
• financial liabilities at fair value through profit or loss; and
• other financial liabilities.

Financial assets and liabilities are initially measured at fair value, plus, in the case of a financial asset or liability not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issuance of the financial asset or liability. In a purchase or sale of financial assets, recognition and derecognition occurs using trade date accounting.
Financial assets are subsequently measured after initial recognition at fair value, except for financial assets classified as held-to-maturity investments or loans and receivables, which are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss are subsequently measured after recognition at fair value. All other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Financial assets are derecognized when:
• the contractual rights to the cash flows from the financial asset expire;

the contractual rights to the cash flows from the financial asset are retained, but a contractual obligation to pay the cash flows to another party without material delay is assumed by the Company; or

• when the Company transfers substantially all the risks and rewards of ownership of the financial asset.

Financial liabilities are derecognized when the obligations are discharged, cancelled, or expire.

Financial assets (other than a financial asset defined as FVTPL) are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or significant or prolonged decrease in fair value; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization. For equity investments a significant or prolonged decline in fair value of the securities below its cost is evidence that the asset is impaired. Equity investments are assessed on a specific identification basis.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

(e) Financial instruments (continued)

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of financial assets classified as loans and receivables, where the carrying amount is reduced through the use of an allowance account. When these assets are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. Impairment losses on available for sale equity instruments are not reversed through profit and loss.

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and cash held in trust, which may be settled on demand or an original maturity of less than 90 days.

(g) Short-term investments

Short-term investments are liquid investments with a maturity greater than three months and less than twelve months and are recorded at fair market value.

(h) Gold inventory

Gold inventory is measured at fair value determined by reference to published bid price quotations, with unrealized and realized gains and losses recorded in the statement of loss and comprehensive loss.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

(i) Property and equipment

Property and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is recognized based on the cost of an item of property and equipment, less its estimated residual value, over its estimated useful life at the following rates:

Computer equipment	30%	Declining balance
ATM machines	20%	Declining balance
Leasehold improvements	Length of lease	Straight-line
Tooling	30%	Declining balance
Office equipment and furniture	20%	Declining balance

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

(j) Intangibles

Intangibles are carried at cost, less accumulated amortization and accumulated impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives. The estimated useful lives of intangible assets, are as follows:
Patent        20 years        Straight-line

An useful life and amortization method are reviewed, and adjusted if appropriate, on an annual basis.

(k) Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss.

The Company will reverse any previous impairment losses where circumstances have changed such that the level of impairment in the value of the assets has been reduced.

Assets with an indefinite useful life that are not amortized are tested annually for impairment, irrespective of whether there is any indication that these assets may be impaired.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

(l) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. For diluted loss per share, the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants, convertible debentures and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. The Company's diluted loss per share does not include the effect of convertible debentures as they are anti-dilutive.

(m) Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

(n) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are determined by discounting the expected future cash flows to present value.
(o) Critical accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

(o) Critical accounting judgments and estimates (continued)

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. In addition, long- lived assets that are not amortized are subject to an annual impairment assessment.

Convertible debentures

Management makes certain estimates when determining the value of the debt component of the convertible debentures. These estimates affect the allocation between the liability and equity components, based on the estimate of the interest rate that a non-convertible debenture with similar terms would bear. If the interest rate used had decreased/increased by 5% with all other variables held constant, the equity portion of convertible debentures would have increased/decreased by approximately $30,000 and accretion expense would have increased/decreased by approximately $1,000.

(p) New accounting standards and interpretations

IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into three measurement categories: those measured at FVTPL, those measured at FVOCI and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the consolidated statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting, however, there is no impact to the Company from these amendments as it does not apply hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet assessed the impact of adoption.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017, however BitGold Inc. has chosen to early-adopt this standard effective January 1, 2015.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

3. Capital risk management

The Company manages its capital with the following objectives:
(i) To ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

(ii) To maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Company considers its capital to be equity, comprising share capital, equity portion of convertible debentures and deficit which at December 31, 2014 totaled $2,476,596.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on actual activities. Selected information is provided to the Board of Directors of the Company.

4. Categories of financial instrument

As at December 31, 2014
Financial assets:
FVTPL
Current
Short-term investments	$54,060
Investment in gold	$44,116

Loans and receivables
Current
Cash and cash equivalents	$3,021,948
Financial liabilities:
Other financial liabilities
Current
Accounts payable and accrued liabilities	$118,138
Convertible debentures	$620,313

As of December 31, 2014, for financial instruments held at fair value, investment in gold is considered to be level 1 and short-term investments are considered to be level 2 under the fair value hierarchy.

5. Financial instruments

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and equity and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

5. Financial instruments (continued)

Credit Risk

The Company’s credit risk is primarily attributable to cash and cash equivalents, short-term investments and gold inventory. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents, short-term investments and gold inventory are held with reputable institutions, from which management believes the risk of loss to be remote. The maximum exposure to credit risk is the carrying value of cash and cash equivalents, short-term investments and gold inventory.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at December 31, 2014, the Company had a cash and cash equivalents and short-term investments balance of $3,076,008 to settle current liabilities of $738,451. As a result, management does not believe it is exposed to any significant liquidity risk.

Market Risk

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term certificates of deposits issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian and United States dollars. The Company is affected by changes in exchange rates between the Canadian and United States dollars.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold. The Company's investment in gold is subject to fair value fluctuations arising from changes in the gold price.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

5. Financial instruments (continued) Sensitivity analysis

Based on management's knowledge of and experience with the financial markets, the Company believes the following movements are "reasonably possible":

(i) The Company's gold inventory amounting to $44,116 is subject to fair value fluctuations. As at December 31, 2014, if the fair value of the Company's gold inventory had decreased/increased by 10% with all other variables held constant, net loss and comprehensive loss and shareholders' equity for the period ended December 31, 2014 would have been approximately $4,000 higher/lower.

(ii)
The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, short-term investments, investment in gold and accounts payable and accrued liabilities. Financial instruments are denominated in US dollars. As at December 31, 2014, the net loss and comprehensive loss would have been approximately $3,200 higher/lower, had the Canadian dollar weakened/strengthened by 5%, as a result of foreign exchange gains/losses on translation of Untied States dollar denominated financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities.

6. Cash and cash equivalents

As at December 31, 2014
Cash at bank	$1,018,503
Funds held in trust (i)	2,003,445
$3,021,948

(i) Funds held in trust related to proceeds from the private placement closed December 31, 2014 (see Note 12(b)(iv)). The funds were received subsequent to December 31, 2014.

7. Short-term investments

The Company has two company credit cards with a major financial institution. The financial institution holds $25,000 and USD$25,000 in two Guaranteed Investment Certificates as collateral on the credit amount as long as the credit cards are active.

8. Gold inventory

December 31, 2014	Cost	Market value adjustment	Fair Value
Gold bullion	$45,483	$(1,367)	$44,116

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

9. Property and equipment

Cost	Computer Equipment	ATM Machines	Lease hold Improvements	Tooling	Office Equipment and Furniture	Total
Balance, August 14, 2014	$-	$-	$-	$-	$-	$-
Additions	7,915	37,075	16,024	3,257	13,317	77,588
Balance, December 31, 2014	$7,915	$37,075	$16,024	$3,257	$13,317	$77,588

Accumulated Depreciation	Computer Equipment	ATM Machines (1)	Lease hold Improvements	Tooling	Office Equipment and Furniture	Total
Balance, August 14, 2014	$-	$-	$-	$-	$-	$-
Depreciation for the period	297	-	223	122	332	974
Balance, December 31, 2014	$297	$-	$223	$122	$332	$974

Carrying Value	Computer Equipment	ATM Machines	Lease hold Improvements	Tooling	Office Equipment and Furniture	Total
Balance, August 14, 2014	$-	$-	$-	$-	$-	$-
Balance, December 31, 2014	$7,618	$37,075	$15,801	$3,135	$12,985	$76,614

(1) ATM machines are not depreciated as they are not currently in use.

10. Intangibles

Cost	Patent	Total

Balance, August 14, 2014	$-	$-
Additions	3,074	3,074
Balance, December 31, 2014	$3,074	$3,074
Cost	Patent	Total

Balance, August 14, 2014	$-	$-
Amortization for the period	-	-
Balance, December 31, 2014	$-	$-
Cost	Patent	Total

Balance, August 14, 2014	$-	$-
Balance, December 31, 2014	$3,074	$3,074

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

11. Convertible debentures

On December 11, 2014, the Company issued interest free unsecured convertible debentures with a principal amount of $800,000. Total transaction costs of $8,000 were incurred on the issuance.

The Convertible Debentures shall be due and payable in full on the earlier of (i) 12 months from the Closing Date (assuming that the Company has not completed a Liquidity Event by such date); and (ii) the occurrence of an event of default that is not waived by the Purchaser (the earliest of which being the “Maturity Date”). “Liquidity Event” means the earlier of (i) the Company completing a Going Public Transaction; or (ii) the Company completing one or more equity offerings for minimum aggregate gross proceeds of $10 million at a pre-money valuation of no less than $8 million.

In the event that the Company completes a Liquidity Event prior to the Maturity Date, the Convertible Debentures shall automatically convert into an aggregate of 3,789,600 common shares.

Provided that the Convertible Debentures are outstanding or for so long as the Purchaser owns 10% of the issued and outstanding shares of the Company or the successor party to the Company following a Going Public Transaction, the Purchaser shall be entitled to participate in all equity or convertible debt transactions in order to maintain its pro rata ownership interest, on an as converted basis.

The Company used the residual value method to allocate the principal amount of the convertible debenture between the liability and equity components. The Company valued the debt component of the debentures by calculating the present value of the principal and interest payments, discounted at a rate of 25%, being management’s best estimate of the rate that a non-convertible debenture with similar terms would bear. The equity conversion feature of the debenture comprises the value of the conversion option, being the difference between the face value of the debenture and the liability element calculated above. Based on this calculation, the liability component is $619,446 ($613,252 net of transaction costs) and the residual equity component is $180,554 ($178,748 net of transaction costs). Accretion charges attributable to the debenture for the period ended December 31, 2014 were $7,061. This amount is added to the liability component on the statement of financial position and is included in accretion expense on the statement of loss and comprehensive loss.

The fair market value of the convertible debentures approximated the carrying value.

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

12. Share capital

As part of the 30 for 1 share split completed on December 3, 2014 all applicable references to the number of shares and per share information have been restated.

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

12. Share capital (continued)
b) Common shares issued

	Number of common shares	Amount
Balance, August 14, 2014	-	$-
Private placement (i)	15,750,000	525,000
Private placement (iv)	4,554,952	2,004,179
Shares issued to for professional fees and advertising and promotion (ii)	3,000,000	100,000
Shares issued for services (iii)	198,000	6,600
Balance, December 31, 2014	23,502,952	$2,635,779

(i) On August 14, 2014, the Company completed a private placement for 15,750,000 common shares at $0.033 per common share to directors and an officer of the Company.
(ii) On August 14, 2014, the Company issued 3,000,000 common shares at a price of $0.033 per common share for expenses related to advertising and promotion and professional fees incurred by an officer and director of the Company.
(iii) On September 30, 2014, the Company issued 198,000 common shares at a price of $0.033 per common share for consulting services.
(iv) On December 31, 2014, the Company completed a private placement for 4,554,952 common shares at $0.44 per common share.

13. Related party transactions

Related parties include the Board of Directors, senior management, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at fair value.

The Chief Financial Officer ("CFO") is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing CFO and accounting services. During the period ended December 31, 2014, the Company incurred $6,649 for services rendered by MSSI which are included in professional fees. As at December 31, 2014, MSSI was owed $5,610 and this amount was included in accounts payable and accrued liabilities.

See notes 12 (b)(i) and (ii).

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

14. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian Federal and Provincial statutory rate of 26.5% to the amounts recognized in the statements of operations.

Year ended December 31, 2014
Net loss for the period before income taxes	$(337,931)
Expected income tax recovery	(89,552)
Non deductible expenses and other	2,233
Tax benefits not recognized	87,319
Income tax expense	$-

The tax benefit of the following unused tax losses and deductible temporary differences have not been recognized in the financial statements due to the unpredictability of future earnings:

As at December 31, 2014
Deductible temporary differences Non-capital losses carried forward	$329,503
$329,503

The Company's non-capital income tax losses expire as follows:
Year of expiry	2034	$329,503

15. Commitments

(i) The Company entered into a lease agreement on its premises, expiring October 2017. Under the terms of the lease the Company has the following remaining base lease commitments in the following fiscal years:

2015	$24,000
2016	24,000
2017	20,000
$68,000

BitGold Inc.
Notes to Consolidated Financial Statements
For the Period from Incorporation, August 14, 2014, to December 31, 2014
(Expressed in Canadian Dollars)

16. Subsequent events

(i) On January 28, 2015, the Company entered into a binding letter of intent for a business combination agreement with
Loma Vista Capital Inc. (“Loma Vista”), which will result in a reverse take-over.

Pursuant to the business combination, Loma Vista will amalgamate with BitGold to form a corporation to continue under the name, BitGold Inc. (the “Amalgamation”). Following completion of the Amalgamation, the amalgamated company (“Amalco”) will hold all of BitGold’s assets and conduct the business of BitGold.

Pursuant to the Amalgamation, approximately 16.5 shares of Loma Vista will be exchanged for one common share of Amalco, and one share of the Company will be exchanged for one common share of Amalco. As at February 23, 2015, there were 9,158,667 Loma Vista common shares issued and outstanding and 27,642,522 BitGold shares outstanding (which includes 3,789,600 commons shares to be issued on the conversion of the convertible debentures).

In conjunction with the Amalgamation, BitGold completed a brokered private placement (the “Financing”) through a syndicate of agents co-led by Dundee Securities Ltd. and Clarus Securities Inc., and including GMP Securities L.P. and Canaccord Genuity Corp. (the “Agents”) raising gross proceeds of approximately $7,000,000 through the issuance of subscription receipts (“Subscription Receipts”) at a price of $0.90 per Subscription Receipt. Upon satisfaction of the escrow release conditions, including all conditions precedent to the Amalgamation being satisfied, each Subscription Receipt will automatically convert without any further action on the part of the holder into one BitGold unit (a “Unit”) immediately prior to completion of the Amalgamation. Provided that, if the escrow release conditions are not satisfied on or before April 27, 2015, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to the subscribers.

Each Unit will be comprised of one BitGold Share and one half of one warrant, with each whole warrant (a “BitGold Warrant”) entitling the holder thereof to acquire one BitGold Share at a price of $1.35 for a period of 18 months after issuance, subject to acceleration by BitGold if the volume-weighted average price of the BitGold Shares on the principal stock exchange upon which they are listed exceeds $2.00 for a period of 20 consecutive days. Pursuant to the Amalgamation, each BitGold Unit will be exchanged for one Amalco Unit.

In connection with the Financing, the Agents are entitled to a cash commission of $416,112 and 462,346 broker warrants exercisable for Units. Pursuant to the Amalgamation, each one broker warrant issued pursuant to the Financing will be exchanged for one broker warrant of Amalco.

As a result of the Amalgamation, including the private placement, the Company expects to have approximately
35,975,885 issued and outstanding common shares on an undiluted basis. Approximately 1.5% of those shares will be held by shareholders of Loma Vista, and 76.9% will be held by former shareholders of BitGold, with the remaining
21.6% held by the private placement investors.

Completion of the transaction is subject to a number of conditions, including receipt of applicable regulatory approvals and shareholder approvals, including the approval of the Canadian Securities Exchange and disinterested Loma Vista shareholders.

(ii) On January 30, 2015, the Company issued 350,000 common shares at a deemed issue price of $0.90 per share pursuant to an advisory services agreement.

BITGOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD FROM INCORPORATION,
AUGUST 14, 2014, TO DECEMBER 31, 2014

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of BitGold Inc. (the “Company” or “BitGold”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the period from incorporation, August 14, 2014, to December 31, 2014. This MD&A has been prepared in compliance with the requirements of National Instrument 51- 102 – Continuous Disclosure Obligations. This discussion should be read in conjunction the audited consolidated financial statements of the Company for the period from incorporation, August 14, 2014, to December 31, 2014, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the period from incorporation, August 14, 2014, to December 31, 2014 are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at February 23, 2015 unless otherwise indicated.

The consolidated financial statements for the period from incorporation, August 14, 2014, to December 31, 2014, have been prepared using accounting policies consistent with IFRS.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risks and Uncertainties” section below. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Description of Business

BitGold Inc. ("BitGold" or the "Company") was incorporated on August 14, 2014 and organized under the laws of Ontario, Canada. The primary office of the Company is located at 334 Adelaide Street West, Suite 305, Toronto, Ontario M5V 1P8.

Through the use of its proprietary software, BitGold is establishing a business to reach individuals and commercial users around the world with a service to acquire, store and spend fully reserved-gold bullion securely and efficiently; providing the world’s first gold-vault service with payments infrastructure in an “online banking” like environment. The BitGold platform provides users a secure vault account to purchase allocated gold using a variety of electronic payment methods for broad convenience. The BitGold platform allows for physical redemptions of gold as well as transaction capability through gold to gold payments, debit card spending, merchant invoicing, or conversion to external digital-wallets. BitGold also plans to operate a network of ATMs allowing users to open accounts or deposit local currency in exchange for vaulted gold, which will be accessible for digital transactions. All physical gold acquired through the platform is owned by the customer, stored in vaults administered by The Brink’s Company, and insured in conjunction with Lloyd’s of London. BitGold accounts are free and convenient to open by anyone in eligible countries as long as applicable regulatory requirements such as Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) requirements are met.

Overall Performance

At December 31, 2014, the Company had working capital of $2,396,908 and cash and cash equivalents of $3,021,948. During the period from incorporation, August 14, 2014, to December 31, 2014, the Company had a net loss of $337,931. This loss is primarily is attributable to costs associated with organizing the Company and expenses related to development of the BitGold operating platform.

The Company’s systems are in a beta testing phase, and it has not yet carried on active operations and it does not currently have any customers. As such, the Company has not yet earned any revenues, and has relied on debt and equity financing to fund its activities. The Company does not expect to earn revenues until it launches the BitGold platform and begin acquiring users, which is expected in early 2015.

On August 14, 2014, the Company completed a private placement for 15,750,000 common shares at $0.033 per common share to directors and an officer of the Company.

On August 14, 2014, the Company issued 3,000,000 common shares at a price of $0.033 per common share for expenses related to advertising and promotion and professional fees incurred by an officer and director of the Company.

On September 30, 2014, the Company issued 198,000 common shares at a price of $0.033 per common share for consulting services.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

On December 11, 2014, the Company issued interest free unsecured convertible debentures (“Debentures”) with a principal amount of $800,000. Total transaction costs of $8,000 were incurred on the issuance.

The Debentures will become due and payable in full by BitGold if no Liquidity Event occurs before the earlier of (i) December 11, 2015 (assuming that the Company has not completed a Liquidity Event (as herein defined) by such date); and (ii) the occurrence of an event of default that is not waived by the debenture holder (the earliest of which being the “Maturity Date”).

Upon the earlier of BitGold completing (i) a reverse take-over transaction with Loma Vista Capital Inc. or other publicly-listed shell corporation before the Maturity Date, or (ii) one or more equity offerings for minimum aggregate gross proceeds of $10 million at a pre-money valuation of no less than $8 million, in each case prior to the Maturity Date (any such event being a “Liquidity Event”), the Debentures will be converted automatically into common shares, immediately prior to completion of a Liquidity Event described in item (i), and immediately after completion of a Liquidity Event described in item (ii), at a conversion price of approximately $0.2111 per common share, being a rate of 4,737 common shares for each $1,000 principal amount of Debentures.

In the event that the Company completes a Liquidity Event prior to the Maturity Date, the Debentures shall automatically convert into an aggregate of 3,789,600 common shares.

Provided that the Debentures are outstanding or for so long as the debenture holder owns 10% of the issued and outstanding shares of the Company or the successor party to the Company following a Going Public Transaction, the debenture holder shall be entitled to participate in all equity or convertible debt transactions in order to maintain its pro rata ownership interest, on an as converted basis.

On December 31, 2014, the Company completed a private placement for 4,554,952 common shares at $0.44 per common share.

On January 30, 2015, the Company issued 350,000 common shares at a deemed issue price of $0.90 per share pursuant to an advisory services agreement.

On February 19, 2015, the Company completed a brokered private placement raising gross proceeds of approximately $7,000,000 through the issuance of subscription receipts at a price of $0.90 per subscription receipt. See “Proposed Transactions” below.

Off-Balance-Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Proposed Transactions

On January 28, 2015, the Company entered into a binding letter of intent for a business combination agreement with Loma Vista Capital Inc. (“Loma Vista”), which will result in a reverse take-over.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Pursuant to the business combination, Loma Vista will amalgamate with BitGold to form a corporation to continue under the name, BitGold Inc. (the “Amalgamation”). Following completion of the Amalgamation, the amalgamated company (“Amalco”) will hold all of BitGold’s assets and conduct the business of BitGold.

Pursuant to the Amalgamation, approximately 16.5 shares of Loma Vista will be exchanged for one common share of Amalco, and one share of the Company will be exchanged for one common share of Amalco. As at February 23, 2015, there were 9,158,667 Loma Vista common shares issued and outstanding and 27,642,522 BitGold shares outstanding (which includes 3,789,600 commons shares to be issued on the conversion of the Debentures).

In conjunction with the Amalgamation, BitGold completed a brokered private placement (the “Financing”) through a syndicate of agents co-led by Dundee Securities Ltd. and Clarus Securities Inc., and including GMP Securities L.P. and Canaccord Genuity Corp. (the “Agents”) raising gross proceeds of approximately $7,000,000 through the issuance of subscription receipts (“Subscription Receipts”) at a price of $0.90 per Subscription Receipt. Upon satisfaction of the escrow release conditions, including all conditions precedent to the Amalgamation being satisfied, each Subscription Receipt will automatically convert without any further action on the part of the holder into one BitGold unit (a “Unit”) immediately prior to completion of the Amalgamation. Provided that, if the escrow release conditions are not satisfied on or before April 27, 2015, the Subscription Receipts will be cancelled and all proceeds from the sale of Subscription Receipts will be returned to the subscribers.

Each Unit will be comprised of one common share of BitGold (a “BitGold Share”), and one half of one warrant, with each whole warrant (a “BitGold Warrant”) entitling the holder thereof to acquire one BitGold Share at a price of $1.35 for a period of 18 months after issuance. BitGold has the right, to accelerate the expiry date of the BitGold Warrants to the date that is 30 days following the dissemination of a news release by BitGold if the closing sale price of the BitGold Shares on the principal market on which the BitGold Shares trade is at least $2.00 for 20 consecutive trading days. Pursuant to the Amalgamation, each BitGold Share will be exchanged for one Amalco Share, and each BitGold Warrant will be exchanged for one Amalco Warrant of like tenor and effect.

In connection with the Financing, the Agents are entitled to a cash commission of $416,112 and 462,346 broker warrants exercisable for Units. Pursuant to the Amalgamation, each one broker warrant issued pursuant to the Financing will be exchanged for one broker warrant of Amalco.

As a result of the Amalgamation, including the private placement, the Company expects to have approximately 35,975,885 issued and outstanding common shares on an undiluted basis. Approximately 1.5% of those shares will be held by shareholders of Loma Vista, and 76.9% will be held by former shareholders of BitGold, with the remaining 21.6% held by the private placement investors.

Completion of the transaction is subject to a number of conditions, including receipt of applicable regulatory approvals and shareholder approvals, including the approval of the Canadian Securities Exchange and disinterested Loma Vista shareholders.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Selected Annual Financial Information

For the Period from Incorporation, August 14, 2014, to December 31, 2014

Net loss for the period	(337,931)

Basic and diluted loss per share	(0.02)

Total assets	3,215,047

Liquidity and Financial Position

At December 31, 2014, the Company had $3,021,948 in cash and cash equivalents and working capital of $2,396,908.

Cash used in operating activities was $165,536 for the period. Operating activities were affected by the net loss of $337,931 offset by non-cash items of $113,608 and the positive change in non-cash working capital balances of $58,787 largely because of an increase in accounts payables and accrued liabilities of $118,138.

Cash used in investing activities was $133,695 for the period. Investing activities were affected by a purchase of short-term investments of $53,033, purchase of property and equipment of $77,588 and purchase of intangibles of $3,074.

Cash provided by financing activities was $3,321,179 for the period. Financing activities were affected by proceeds from private placements, net of issue costs of $2,529,179 and proceeds from issuance of the Debentures, net of issue costs of $792,000.

The Company currently has no operating revenues and therefore must utilize its funds obtained from the equity financing and other financing transactions to maintain its ongoing operating activities. See “Overall Performance” above for financing closed after the period end.

Recent Accounting Pronouncements

IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at FVTPL and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the consolidated statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting, however, there is no impact to the Company from these amendments as it does not apply hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet assessed the impact of adoption.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017, however BitGold Inc. has chosen to early-adopt this standard effective January 1, 2015.

Capital risk management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Company considers its capital to be equity, comprising share capital, equity portion of Debentures and deficit which at December 31, 2014 totaled $2,476,596.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on actual activities. Selected information is provided to the Board of Directors of the Company.

Financial risk management

Credit Risk

The Company’s credit risk is primarily attributable to cash and cash equivalents, short-term investments and gold inventory. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents, short-term investments and gold inventory are held with reputable institutions, from which management believes the risk of loss to be remote. The maximum exposure to credit risk is the carrying value of cash and cash equivalents, short-term investments and gold inventory.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at December 31, 2014, the Company had a cash and cash equivalents and short-term investments balance of $3,076,008 to settle current liabilities of $738,451. As a result, management does not believe it is exposed to any significant liquidity risk.

Market Risk

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term certificates of deposits issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian and United States dollars. The Company is affected by changes in exchange rates between the Canadian and United States dollars.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold. The Company's gold inventory is subject to fair value fluctuations arising from changes in the gold price.

Sensitivity analysis

Based on management's knowledge of and experience with the financial markets, the Company believes the following movements are "reasonably possible":

(i)
The Company's gold inventory amounting to $44,116 is subject to fair value fluctuations. As at December 31, 2014, if the fair value of the Company's gold inventory had decreased/increased by 10% with all other variables held constant, net loss and comprehensive loss and shareholders' equity for the period ended December 31, 2014 would have been approximately $4,000 higher/lower.

(ii)
The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, short-term investments, gold inventory and accounts payable and accrued liabilities. Financial instruments are denominated in US dollars. As at December 31, 2014, the net loss and comprehensive loss would have been approximately $3,200 higher/lower, had the Canadian dollar weakened/strengthened by 5%, as a result of foreign exchange gains/losses on translation of Untied States dollar denominated financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities.

BITGOLD INC.
Management’s Discussion & Analysis
For the Period from Incorporation, August 14, 2014, to December 31, 2014
Dated February 23, 2015

Related Party Transactions

Related parties include the Board of Directors, senior management, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at fair value.

The Chief Financial Officer ("CFO") is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing CFO and accounting services. During the period ended December 31, 2014, the Company incurred $6,649 for services rendered by MSSI which are included in professional fees. As at December 31, 2014, MSSI was owed $5,610 and this amount was included in accounts payable and accrued liabilities.

On August 14, 2014, the Company completed a private placement for 15,750,000 common shares at $0.033 per common share to persons who were directors and officers of the Company.

On August 14, 2014, the Company issued 3,000,000 common shares at a price of $0.033 per common share for expenses related to advertising and promotion and professional fees incurred by an officer and director of the Company.

Share Capital

As of the date of this MD&A, the Company had 23,852,952 issued and outstanding common shares and Debentures convertible into 3,789,600 common shares.

Risks and Uncertainties

An investment in the BitGold shares is highly speculative in nature and involves a high degree of risk. Due to the nature of BitGold’s business and its present stage of development, prospective investors should carefully consider certain risks involved in an investment in the securities of BitGold including: (i) BitGold’s absence of any operating history; (ii) future capital needs and uncertainty of additional financing; (iii) the competitive nature of the industry; (iv) unproven market for BitGold’s services; (v) BitGold’s ability to evaluate and respond to market conditions; (vi) volatility of gold prices and public interest in gold investment; (vii) the need for BitGold to manage its planned growth and expansion; (viii) action taken by regulatory authorities may limit BitGold’s business and operations; (ix) lack of regulation and consumer protection; (x) the effects of product development and need for continued technology change; (xi) dependence on technical infrastructure; (xii) foreign growth restrictions; (xiii) gold trading risks; (xiv) protection of intellectual property rights; (xv) the effect of government regulation and compliance on BitGold and the industry; (xvi) use and storage of personal information and compliance with privacy laws; (xvii) network security risks; (xviii) the ability of BitGold to maintain properly working systems; (xix) market expansion risks; (xx) use of BitGold’s services for improper or illegal purposes; (xxi) theft and risk of physical harm to personnel; (xxii) reliance on key personnel; (xxiii) customer complaints and negative publicity; (xxiv) global economic and financial market deterioration impeding access to capital or increasing the cost of capital; (xxv) volatile securities markets impacting security pricing unrelated to operating performance; (xxvi) dividend policy; (xxvii) concentration of control of BitGold; and (xxviii) uninsurable risks. For more information, please refer to the section entitled, “Information Concerning BitGold – Risk Factors” in the Joint Management Information Circular of Loma Vista Capital Inc. and BitGold dated February 23, 2015, which is available on the profile of Loma Vista Capital Inc. on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since the date thereof.

SCHEDULE “F”
PRO FORMA FINANCIAL STATEMENTS
Please see attached.

BitGold Inc.
Unaudited Pro Forma Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2014

See accompanying notes to the unaudited pro-forma consolidated financial statements.

See accompanying notes to the unaudited pro-forma consolidated financial statements.

See accompanying notes to the unaudited pro-forma consolidated financial statements.

BitGold Inc.
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

The accompanying unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss of BitGold Inc. (“BitGold”) have been prepared by management to reflect the amalgamation of BitGold with Loma Vista Capital Inc. (“Loma”) after giving effect to the proposed amalgamation (the “Amalgamation”) as described in Note 2.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared in using accounting policies and practices consistent with those used in the preparation of Loma’s and BitGold’s recent financial statements, both of which are prepared under International Financial Reporting Standards (“IFRS”). In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation.

Certain significant estimates have been made by management in the preparation of these pro forma consolidated financial statements, in particular, the determination of the fair value of Loma’s assets and liabilities acquired and the fair value of the share and option consideration given by BitGold.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been compiled from and include:

The unaudited pro forma consolidated statement of financial position as at December 31, 2014 has been compiled from:

•	The statement of financial position of Loma as at December 31, 2014 obtained from the unaudited interim financial statements of Loma for the 3 month period ended December 31, 2014.
•
The statement of financial position of BitGold as at December 31, 2014 obtained from the audited annual financial statements of BitGold for the period from incorporation, August 14, 2014 to December 31, 2014.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the three month period ended December 31, 2014 has been compiled from:

•
The statement of loss and comprehensive loss of Loma for the three month period ended December 31, 2014, obtained from the unaudited interim financial statements of Loma for the 3 month period ended December 31, 2014.

•	The unaudited statement of loss and comprehensive loss of BitGold for the three month period ended December 31, 2014, prepared by BitGold management.

BitGold Inc.
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation (continued)

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year period ended September 30, 2014 has been compiled from:

•	The statement of loss and comprehensive loss of Loma for the year ended September 30, 2014, obtained from the audited financial statements of Loma for the years ended September 30, 2014 and 2013.

•
The statement of loss and comprehensive loss of BitGold for the period from incorporation, August 14, 2014 to December 31, 2014, obtained from the audited financial statements of BitGold for the period from incorporation, August 14, 2014 to December 31, 2014.

The unaudited pro forma consolidated statement of financial position and pro forma consolidated statements of loss and comprehensive loss have been prepared as if the transaction had occurred as of December 31, 2014 for the purposes of the pro forma consolidated statement of financial position, October 1, 2013 for purposes of the pro forma consolidated statements of loss and comprehensive loss for the three months ended December 31, 2014 and October 1, 2013 for purposes of the pro forma consolidated statements of loss and comprehensive loss for the year ended September 30, 2014.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared for illustration purposes only and may not be indicative of the combined results or financial position had the Amalgamation been in effect at the date indicated.

2. Amalgamation agreement

Pursuant to the Amalgamation Agreement:

•
each Loma shareholder will receive, in exchange for each 16.485587 Loma common share held, one Amalco common share, resulting in the issuance of 555,556 Amalco common shares to former Loma shareholders;

•
each holder of Loma options will receive, in exchange for each 16.485587 Loma options, one Amalco option, resulting in the issuance of 39,428 Amalco options. Each Amalco option is exercisable at a price of $2.47 until February 20, 2018;

•
each BitGold shareholder will receive, in exchange for each BitGold common share held, one Amalco common share, resulting in the issuance of 35,420,329 Amalco common shares to former BitGold shareholders; and

•
each outstanding convertible security of BitGold will be exchanged for a comparable convertible security of Amalco, having regard for the 1 to 1 exchange ratio set forth above, resulting in the issuance of 3,888,888 Amalco Warrants to former holders of BitGold warrants, and 462,346 Amalco Agent Warrants to former holders of BitGold Agent Warrants. Each Amalco Warrant is exercisable at a price of $1.35 for 18 months from issuance. Each Amalco Agent Warrants is exercisable into one Amalco common share and one-half of one Amalco Warrant at a price of $0.90 for 24 months from issuance.

BitGold Inc.
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

2. Amalgamation agreement (continued)

As a result of the transaction, the former shareholders of BitGold will own approximately 98.5% of the outstanding shares of Amalco, the corporation resulting from the Amalgamation. The substance of the transaction is a reverse acquisition of a non-operating company. The transaction does not constitute a business combination as Loma does not meet the definition of a business under IFRS. As a result, the transaction is accounted for as a capital transaction with BitGold being identified as the acquirer and the equity consideration being measured at fair value. The resulting consolidated financial statements are presented as a continuance of BitGold.

Amalco, the corporation resulting from the Amalgamation, will be named “BitGold Inc.” (or such other name as may be determined in the discretion of the Loma Board and the BitGold Board and is acceptable to the stock exchange upon which the Amalco common shares are to be listed upon completion of the Amalgamation).

3. Pro forma assumptions and adjustments

(a)
Issuance of common shares	$431,445
Issuance of options	12,311
Total consideration paid	$443,756

Cash and cash equivalents	$124,855
Prepaids and other assets	5,033
Investment in CF Global	27,870
Accounts payable and accrued liabilities	(19,713)
Loma net assets received	$138,045

Listing expense	$305,711

The 555,556 common shares issued to former Loma shareholders have an assigned value of $0.7766 per share based on based on the value from the private placement described in 3(d) (price of the unit less fair value of warrants).

(b) Book values of Loma’s share capital, contributed surplus, warrants and deficit are eliminated on the Amalgamation.

(c) BitGold convertible debentures are automatically converted into 3,789,600 common shares on the Amalgamation

BitGold Inc.
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

3. Pro forma assumptions and adjustments (continued)

(d) BitGold closes its private placement in which it issues 7,777,777 subscription receipts (“Subscription Receipts”) at $0.90 per Subscription Receipt for gross proceeds of $6,999,999. Each Subscription Receipt will automatically convert for no additional consideration into one BitGold unit (a “Unit”) immediately prior to the Amalgamation. Each Unit will be comprised of one BitGold share and one half of one warrant, with each whole warrant entitling the holder thereof to acquire one BitGold share at a price of $1.35 for a period of 18 months after issuance, subject to acceleration by BitGold if the volume-weighted average price of the BitGold Shares on the principal stock exchange upon which they are listed exceeds $2.00 for a period of 20 consecutive days. Pursuant to the Amalgamation, each Unit will be exchanged for one unit of Loma on a post-consolidation basis.

In connection with the placement, the brokers are entitled to a cash commission of $416,112 and 462,346 broker warrants exercisable for Units. As well, the Company incurred cash expenses of $67,150 related to the placement. Pursuant to the Amalgamation, each one broker warrant issued will be exchanged for one broker warrant of Amalco.

4. Pro forma share capital

(a) The following table summarizes the pro-forma share capital:

BitGold Inc.
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Expressed in Canadian dollars)
(Unaudited)

4. Pro forma share capital

(b) Pro forma weighted average number of shares outstanding:

SCHEDULE “G”
SECTION 185 OF THE OBCA AND SECTION 190 OF THE CBCA
Dissent Rights under section 185 of the OBCA

Rights of dissenting shareholders
185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value
(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent
(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection
(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem
(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution
(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem
(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value
(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in
(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem
(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay
(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem
(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem
(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value
(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem
(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem
(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs
(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders
(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined
(23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem
(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers
(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order
(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay
(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem
(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem
(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order
(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear
(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Dissent Rights under section 190 of the CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties
(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers
(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Exhibit (b)

PROXY

FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF BITGOLD INC.
MARCH 16, 2015

This proxy is solicited on behalf of the management of BitGold Inc. (the “Corporation”). The undersigned, being a shareholder of the Corporation hereby appoints, Roy Sebag, President and Chief Executive Officer of the Corporation, or failing him, Daniel Crandall, Chief Financial Officer of the Corporation, or instead of either of them, _____________________________________________________ as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of the shareholders of the Corporation to be held at 11:00 a.m. at Suite 806, 390 Bay Street, Toronto, Ontario M5H 2Y2 on March 16, 2015 (the “Meeting”), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

RESOLUTIONS (for full detail of each item, please see the enclosed Notice of Meeting and Joint Management Information Circular of Loma Vista Capital Inc. and the Corporation dated February 23, 2015 (the “Circular”).

FOR	AGAINST	WITHHOLD
1. To authorize and approve, by special resolution, the amalgamation of the Corporation and Loma Vista Capital Inc., substantially on the terms and conditions set forth in the Amalgamation Agreement (as defined in the Circular), all as more particularly described in the Circular (the “Amalgamation Resolution”)

N/A
2. If the Amalgamation Resolution is approved by the shareholders of the Corporation at the Meeting, to approve the adoption of the Amalco Stock Option Plan (as defined in the Circular), substantially in the form attached as Schedule “B” to the Circular, for the amalgamated corporation.

N/A

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Corporation’s transfer agent, Capital Transfer Agency Inc., Suite 401, 121 Richmond Street West, Toronto, Ontario, M5H 2K1, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this __________ day of  __________ , 2015.

Signature of Shareholder

Name of Shareholder (Please Print)

(See Reverse)	Number of BitGold Shares Held

NOTES:

1. THIS PROXY IS SOLICTED BY MANAGEMENT OF THE CORPORATION.

2. The securities represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the shares will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

3. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting.  Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

4. Each shareholder must sign this proxy.  Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

6. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

7. If a shareholder has submitted a proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes by proxy.